07029006

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Climate Exchange plc

*CURRENT ADDRESS 62 Bishopsgate
London EC2N 4AW
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35208 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: OBS

DAT: 6/5/08

ENCLOSURE

to CLIMATE EXCHANGE PLC
Application for Exemption Pursuant to Rule 12g3-2(b)

Tab No.	Document
1.	Climate Exchange plc Report and Accounts for the year to 31 December 2006
2.	Climate Exchange plc Interim Statement for the six months to 30 June 2007
3.	RNS Announcement 9 January 2007 – Notification of major interest in shares
4.	RNS Announcement 19 January 2007 – Notification of major interest in shares
5.	RNS Announcement 22 January 2007 – Outstanding Progress in Both Europe and Chicago
6.	RNS Announcement 23 January 2007 – Notification of major interest in shares
7.	RNS Announcement 23 January 2007 – Director Dealing
8.	RNS Announcement 29 January 2007 – Notification of major interest in shares
9.	RNS Announcement 29 January 2007 – Notification of major interest in shares
10.	RNS Announcement 29 January 2007 – Notification of major interest in shares
11.	RNS Announcement 30 January 2007 – Eastman Kodak Company to Become a Member of the Chicago Climate Exchange
12.	RNS Announcement 31 January 2007 – Notification of major interest in shares
13.	RNS Announcement 1 February 2007 – Notification of major interest in shares
14.	RNS Announcement 6 February 2007 – Notification of major interest in shares
15.	RNS Announcement 7 February 2007 – Statement Re: Share Price Movement
16.	RNS Announcement 8 February 2007 – Notification of major interest in shares
17.	RNS Announcement 9 February 2007 – Notification of major interest in shares
18.	RNS Announcement 9 February 2007 – Notification of major interest in shares
19.	RNS Announcement 12 February 2007 – Notification of major interest in shares

20.	RNS announcement 14 February 2007 – CCFE TO Launch NOx Contract
21.	RNS Announcement 16 February 2007 – Sony Electronics Inc to join Chicago Climate Exchange
22.	RNS Announcement 21 February 2007 – Notification of major interest in shares
23.	RNS Announcement 22 February 2007 – Notification of major interest in shares
24.	RNS Announcement 26 February 2007 – Smithfield Foods to Become a Member of the Chicago Climate Exchange
25.	RNS Announcement 1 March 2007 – Cargill, Inc. to Become a Member of the Chicago Climate Exchange
26.	RNS Announcement 14 March 2007 – Notification of major interest in shares
27.	RNS Announcement 19 March 2007 – AGL Energy Limited to Become First Utility Company Outside U.S. to Become a Member of the Chicago Climate Exchange
28.	RNS Announcement 26 March 2007 – AIM Rule 26 Information
29.	RNS Announcement 28 March 2007 – Notification of major interest in shares
30.	RNS Announcement 10 April 2007 – Intel Corporation Becomes a Member of the Chicago Climate Exchange
31.	RNS Announcement 12 April 2007 – Notice of Preliminary Results
32.	RNS Announcement 19 April 2007 – Preliminary results for the year ending 31st December 2006
33.	RNS Announcement 15 May 2007 – Notification of major interest in shares
34.	RNS Announcement 29 May 2007 – Formation of the California Climate Exchange
35.	RNS Announcement 31 May 2007 – NRG Energy, Inc. Joins Chicago Climate Exchange
36.	RNS Announcement 7 June 2007 – Chicago Climate Futures Exchange to Launch Futures Contract on WilderHill Clean Energy Index (ECO) on July 13
37.	RNS Announcement 11 June 2007 – European Climate Exchange and ICE Futures announce the launch of CER futures and options contracts.
38.	RNS Announcement 27 June 2007 – Annual General Meeting

39.	RNS Announcement 27 June 2007 – United States House of Representatives to offset its carbon dioxide emissions through the Chicago Climate Exchange
40.	RNS Announcement 12 July 2007 – Change in Registered Office
41.	RNS Announcement 25 July 2007 – Continued Outstanding Progress in Both Europe and North America
42.	RNS Announcement 25 July 2007 – Bank of America Joins Chicago Climate Exchange – Makes Strategic Investment in Climate Exchange PLC – Expands its Greenhouse Gas Reduction Goal
43.	RNS Announcement 27 July 2007 – Director/PDMR Shareholding
44.	RNS Announcement 2 August 2007 – Announ ces Management Changes at the European Climate Exchange
45.	RNS Announcement 14 August 07 – AIM Rule 26 Information
46.	RNS Announcement 16 August 2007 – Holding in Company
47.	RNS Announcement 17 August 2007 – Holding in Company
48.	RNS Announcement 17 August 2007 – Holding in Company
49.	RNS Announcement 20 August 2007 – Holding in Company
50.	RNS Announcement 3 September 2007 – Notice of Interim Results
51.	RNS Announcement 12 September 2007 – Climate Exchange Plc and Deutsche Bank To Launch Trading in Catastrophe Event-Linked Futures on the Chicago Climate Futures Exchange
52.	RNS Announcement 19 September 2007 – Director/PDMR Shareholding
53.	RNS Announcement 19 September 2007 – Interim Statement for the six months to 30 June 2007
54.	RNS Announcement 20 September 2007 – Holding(s) in Company
55.	RNS Announcement 27 September 2007 – ECX announces delay in launch of CER contracts
56.	RNS Announcement 9 October 2007 – Director Shareholding
57.	RNS Announcement 10 October 2007 – First Contingent Payment EBITDA threshold achieved

58.	RNS Announcement 10 October 2007 – Director Shareholding
59.	RNS Announcement 25 October 2007 – Holding in Company
60.	RNS Announcement 7 November 2007 – Director Shareholding
61.	RNS Announcement 8 November 2007 – Sir Brian Williamson Joins Board of Directors of Climate Exchange plc
62.	RNS Announcement 12 November 2007 – Director Shareholding
63.	RNS Announcement 14 November 2007 – Directorate Change
64.	RNS Announcement 21 November 2007 – Director Shareholding
65.	RNS Announcement 21 November 2007 – Holding in Company
66.	RNS Announcement 21 November 2007 - Holding in Company
67.	RNS Announcement 26 November 2007 – Director Shareholding
68.	RNS Announcement 29 November 2007 – Holding in Company

CLIMATE EXCHANGE PLC



Interim Statement

For the six months to 30 June 2007





Contents

Interim Statement



The Group has made significant progress since our last report. Aside from the considerable growth in contract volumes, there has been much work to strengthen the management both in terms of financial reporting and corporate finance functions as well as enhanced operational capability.

In the first six months of 2007, the Group reached several landmarks that should help consolidate its current position as a world leader for environmental financial products. First and foremost, we are pleased to announce that your company has earned a pro-forma operating profit of £0.7 million compared to a loss of £1.9 million in 2006, adjusted to exclude the expense of share-based payments of £3.1 million.

Volumes on existing contracts continued to rise in excess of our expectations. We continued to attract new members and launched a number of new contracts that show early signs of gaining liquidity and have the potential to deliver significant volumes and revenues in the medium term.

At a corporate level, we entered into a significant transaction with Bank of America which became both a strategic shareholder and a trading partner with the Chicago Climate Exchange (CCX).

We have recently announced our intention to launch trading in Catastrophe Event-Linked Futures on CCFE. This new business area will be operated by our subsidiary, Insurance Futures Exchange Services Limited ("IFEX").

On the policy side, the first part of 2007 witnessed the start of international discussions on a global post-Kyoto (2012) framework on climate change and heightened activity to introduce cap and trade legislation in the U.S. Congress. With these developments in mind, the Group continues to position itself for emerging markets around the world.

Europe

The European Climate Exchange (ECX) saw strongly increased volumes despite the problems with the pilot phase of the EU ETS (European Emissions Trading Scheme) which affected our volumes during the fourth quarter of 2006 and the first quarter of this year. Volumes in the first eight months of the year reached 654,819 contracts, up from 256,852 in the same period of 2006. Encouraging trends include the increase in screen based liquidity in the futures contract which has shown continued growth and the beginnings of volumes in the options contract with a total of 10,590 contracts traded, including some screen based activity.

The European Climate Exchange continues to be the principal marketplace for the EU Emissions Trading Scheme. Of the nine exchanges operating in the EU ETS system, ECX holds over 80% of the exchange-traded market share. ECX saw the number of ECX CFI Futures contracts traded increase from 199,980 in the first half of 2006 to 415,052 contracts during the same period of 2007. ECX membership increased from 71 to 83 during the six months. We are due to launch both a CER futures contract and an option on the CER (Certified Emissions Reductions) future during the second half of 2007. We have also established a new

business, Climate Exchange (Europe) Limited engaged in the provision of offsetting services by means of verified carbon credits.

We continue to strengthen our management team with professionals who bring a wealth of practical experience from the financial sector. Matthew Whittell recently joined as Group CFO after an eighteen year career at Schroders and Citigroup. Patrick Birley is the new CEO of ECX and comes to us after a successful tenure as a founding senior executive of the South African Futures Exchange and senior executive positions at the London Metals Exchange and the London Clearing House. Peter Koster has become Chairman of ECX and we will continue to draw on his knowledge of the exchange space and relationships in the sector .

North America

The Chicago Climate Exchange (CCX) continues to grow under the leadership of our Executive Chairman. The business has now moved into operational profit, and is supported by 36 employees, including some key hires. Volumes traded, membership, offset registration and open interest have all shown significant growth. We have rolled out new products which have the potential to gain traction and critical mass following the path of our earlier launches.

The Chicago Climate Exchange remains the only system in North America which operates a legally-binding cap and trade program, and the only exchange in the world to cover all six greenhouse gases. In the first six months of the year, CCX trading volume reached 11,850,300 tonnes of carbon dioxide compared to 10,272,400 tonnes for the entire year 2006. CCX membership continued to increase in number, as well as in sectoral and geographic coverage. We closed 2006 with 238 members and ended the first half of 2007 with 338. It is worth noting that representation from the electric utility sector increased substantially in the first half of 2007. New members from this sector include NRG, one the largest merchant power companies in the United States; DTE, the leading utility in the state of Michigan; and American Municipal Power, a municipal utility based in the state of Ohio.

Another significant development was the decision by the U.S. House of Representatives to purchase U.S.-based offsets on CCX as part of the House's strategy to become "carbon neutral". This bi-partisan decision helped showcase the quality of CCX Carbon Financial Instruments (CFI) as the standard for the North American carbon market. In other membership developments, Motorola, one of the founding members of CCX, became the first global member of the Exchange by including all of its worldwide manufacturing sites that are not covered under other national regulatory emissions reduction requirements. The Motorola commitment will include facilities in Brazil, China, India, Israel, Malaysia, Mexico, Singapore, Taiwan and the United States.

The Chicago Climate Futures Exchange, which is considered by the Board to be the leading exchange in the world for criteria pollutants, demonstrated impressive growth in its existing suite of





products. CCFE Sulphur Financial Instruments (SFI) traded 75,486 contracts in the first half of 2007 compared to 4,225 for the same period in 2006. CCFE launched an SFI options contract, closing the first half with 16,230 contracts traded. The CCFE Nitrogen Financial Instruments (NFI) traded 1,375 contracts in the first half of the year.

We continue to expand the franchise into new areas. In early July, we introduced the ECO-Index™ futures contract, the first stock index futures contract to be listed on CCFE. This contract enables the financial community interested in the clean energy space to diversify its risk of investing in renewable companies while tapping into the growing popularity of this sector. CCFE introduced two new carbon-related products in the second half of 2007 – CCX CFI futures and CER futures contracts. Both offerings will build on the growing interest that corporations and financial players have in hedging their carbon exposure using standardized and financially-settled products. Legislation currently being proposed in the U.S. Congress seems to indicate that a domestic cap-and-trade system will take into consideration the use of CERs as a potential compliance mechanism. We have also announced the planned launch of trading in catastrophe event linked futures ("ELFs").

Looking to the future, we will continue to foster volume growth in our existing contracts, expand geographically, and introduce contracts in new environmental asset classes. With regard to geography, we continue to recruit and grow CCX membership in the developing economies of India, China and South America, and currently, we have two Indian and five Chinese Members. In addition, we have one Chilean and seven Brazilian Members that have taken on binding emissions reductions commitments even though they are not required by law or the Kyoto Protocol to do so. In Canada, our joint venture with the Montreal Exchange - the Montreal Climate Exchange (MCeX) - will launch a carbon futures product by the end of the year. We are optimistic about the growth potential of the Canadian market. In addition to member recruitment we are vigorously cultivating opportunities to expand our business in Asia, the Indian subcontinent, Australia and New Zealand, and in Latin America. In the area of new environmental asset classes, we continue to lay the groundwork for trading in water rights and the protection of endangered species.

During 2006, we changed the Company from an investment company to a holding company with wholly owned subsidiaries that are exchanges dedicated to trading emissions and environmental asset classes. Those exchanges continue to perform at levels that exceed our original forecasts. Our strategic goal is to become the pre-eminent exchange company dedicated to this space. We face an exciting business opportunity to participate in this extraordinary, but vital challenge.

SIGNATURE?

ECX Volumes as at 31 August 2007 (contracts)

1,000 tonnes/contract

Month	Total Volume Futures Contract	Open Interest Futures Contracts	Total Volume Options Contract	Open Interest Options Contract
Jan 07	59,892	72,141	1,215	1,465
Feb 07	60,786	80,312	1,550	3,015
Mar 07	71,879	83,474	1,950	4,965
Apr 07	57,826	92,417	1,450	5,935
May 07	75,803	107,212	1,910	7,675
Jun 07	88,866	113,930	2,515	9,215
July 07	119,268	138,114	6,790	12,170
Aug 07	94,369	149,590	8,750	19,335
Total	**628,689**	-	**26,130**	-
Jan-Aug 06	**256,852**	-	**0**	-

CCFE Volumes as at 31 August 2007 (contracts)

Month	SFI Futures	SFI Options	NFI Futures	ECO Futures	CFI Futures	CER Futures	Total
Jan 07	14,511	-	-	-	-	-	14,511
Feb 07	4,837	-	52	-	-	-	4,889
Mar 07	12,017	-	219	-	-	-	12,236
Apr 07	7,697	5,750	279	-	-	-	13,726
May 07	12,869	4,365	481	-	-	-	17,715
June 07	23,555	6,115	344	-	-	-	30,014
July 07	14,753	7,152	578	131	-	-	22,614
Aug 07	16,569	16,491	506	170	518	15	34,269
Total	**106,808**	**39,873**	**2,459**	**301**	**518**	**15**	**149,974**
Jan-Aug 06	**7,451**	-	-	-	-	-	**7,451**

CCFE End of Month Open Interest as at 31 August 2007

Month	SFI Futures	SFI Options	NFI Futures	ECO Futures	CFI Futures	CER Futures	Total
Jan 07	10,881	-	-	-	-	-	10,881
Feb 07	11,300	-	45	-	-	-	11,345
Mar 07	13,183	-	125	-	-	-	13,308
Apr 07	15,067	4,570	305	-	-	-	19,942
May 07	15,669	6,265	504	-	-	-	22,438
June 07	17,092	9,015	753	-	-	-	26,860
July 07	16,978	11,147	535	56	-	-	28,716
Aug 07	17,440	19,157	695	-	414	15	37,721
Aug 06	**1,616**						

CCX Volumes as at 31 August 2007

100 tonnes/contract

Month	Contracts
Jan 07	15,942
Feb 07	37,121
Mar 07	17,271
Apr 07	8,739
May 07	18,007
June 07	21,423
July 07	33,042
August 07	9,124
Total	**160,669**
Jan–Aug 06	**80,841**

The CCX membership baseline now totals in excess of 420 million tonnes.

10.8 million tonnes of offsets were registered in the first six months of 2007 compared with 772,800 tonnes in the same period 2006.

Offsets registered in CCX between 1 January 2007 and 30 June 2007, by vintage

	Offsets Issued (mt CO2)
2003 vintage	1,654,900
2004 vintage	1,926,700
2005 vintage	2,953,700
2006 vintage	4,251,300
2007 vintage	3,200
Total	**10,789,800**

Unaudited Financial Highlights for the 6 months ended 30 June 2007

- Pro-forma operating profit of £0.7 million from loss of £1.9 million (2006), excluding share based payment expense
- Cash balances were £12.5 million at 30 June 2007 compared with £13.6 million at 31 December 2006
- Unaudited IFRS loss of £2,770,466 (2006 : profit of £21,118)

The figures above and in the pro-forma financial summary table below are extracted from unaudited management accounts of the Group. These have been prepared on a pro-forma basis assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the relevant periods. The unaudited consolidated financial statements of the Group for 6 month periods to 30 June 2007 and for the 2006 comparative period contained in this document have been prepared in accordance with IFRS. The operational results for the businesses of both CCX and ECX as set out in the unaudited financial statements are consolidated only from the date of the acquisition of 100% of CCX and ECX on 19 September 2006, and so are not consolidated in the comparable figures for the 6 months to 30 June 2006.

Pro-forma financial summary

In order to set out a comparable summary of the operating performance of the businesses of CCX and ECX, now wholly owned by Climate Exchange, the following table of key financial data has been prepared assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the two 6 month financial periods to 30 June 2006 and 2007. These figures have not been audited and do not form part of the financial statements of the Group.





	6 months to 30 June 2007 £	6 months to 30 June 2006 £
Revenue		
CCX	4,292,483	1,806,303
ECX	1,519,063	912,176
Operating expenses		
CCX	(3,197,936)	(2,454,402)
ECX	(1,887,788)	(2,176,790)
Operating profit (loss)	725,822	(1,912,713)
Net corporate overhead (mainly head office cost)	(416,324)	(104,076)
Profit (loss) before tax*	309,498	(2,016,789)
Cash and cash equivalents at 30 June	12,544,622	13,984,216
Exchange Rate		
£-$	2.009	1.847
£-€	1.483	1.445

* Adjusted to exclude the expense of share-based payments of £3,079,963 (2006: £nil)

The number of shares in issue at 30 June 2007 was 42,735,606. In addition, up to a further 3,636,363 shares may be issued under the contingent payment terms of our acquisition of 19 September 2006 and options over 9,138,085 shares may be issued under the terms of the share option plans approved by shareholders at our EGM on 29 December 2006 .

We continue to develop our business at a rapid pace and as an exchange have the luxury whereby the asset classes that we trade enjoy continued growth both in terms of political importance and notional economic value. If this market follows other new financial markets created over the last 30 years both in terms of social importance and volumes traded then we can expect continued growth for the foreseeable future. We look forward to reporting at year end.

Richard Sandor *Executive Chairman*
19 September 2007

Neil Eckert *Chief Executive*
19 September 2007

Independent review report to Climate Exchange plc

We have been engaged by the Company to review the financial information which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim review report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999/4: "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 30 June 2007.

18 September 2007
KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man



Unaudited Consolidated Income Statement

For the Period 1 January 2007 to 30 June 2007

Notes		Unaudited 6 months to 30 June 2007 £	Unaudited 6 months to 30 June 2006 £
1,4	**Revenue**	**5,446,670**	-
	Expenses:		
	Investment advisory fees	-	(260,482)
	Personnel expenses:		
	- equity-settled share based payment expense	(3,079,963)	
	- other personnel costs	(1,997,401)	
5	Other expenses	(3,458,993)	(157,290)
	Total expenses	**(8,536,357)**	**(417,772)**
	Loss from operating activities	**(3,089,687)**	**(417,772)**
	Net capital gain on investment securities		1,007,558
	Unrealised foreign exchange loss on revaluation of investments		(1,059,597)
	Interest income	319,221	490,929
	Net finance income	**319,221**	**438,890**
	(Loss)/profit before income tax	**(2,770,466)**	**21,118**
	Income tax	-	-
	(Loss)/profit for the period	**(2,770,466)**	**21,118**
7	**Basic and fully diluted (loss)/profit per ordinary share (pence)**	**(6.54)**	**0.07**

Unaudited Consolidated Balance Sheet
As at 30 June 2007

Notes		Unaudited 30 June 2007 £	Audited 31 December 2006 £
	Assets		
	Cash and cash equivalents	12,535,052	13,568,958
	Trade and other receivables	1,679,912	1,464,697
6	Intangible assets	48,312,855	51,615,968
	Property, plant and equipment	177,109	110,990
	Total assets	**62,704,928**	**66,760,613**
	Liabilities		
8	Trade and other payables	5,846,011	6,922,645
	Total liabilities	**5,846,011**	**6,922,645**
	Equity		
	Share capital	427,356	413,297
	Share premium	60,998,200	60,998,200
	Reserves	(4,566,639)	(1,573,529)
	Total equity	**56,858,917**	**59,837,968**
	Total equity and liabilities	**62,704,928**	**66,760,613**

Unaudited Consolidated Statement of Changes in Equity

For the Period 1 January 2007 to 30 June 2007

	Share capital £	Share premium £	Shares to be issued reserve £	Retained reserves £	Foreign exchange reserve £	Unaudited Total £	Audited 31 December 2006 £
Net assets at beginning of period	413,297	60,998,200	10,654,544	(11,575,670)	(652,403)	59,837,968	29,342,653
Share issue proceeds	14,059	-	-	-	-	14,059	32,487,802
Contingent consideration	-	-	-	-	-	-	10,654,544
On acquisition	-	-	-	-	-	-	(5,276,866)
(Loss) for the year	-	-	-	(2,770,466)	-	(2,770,466)	(10,509,069)
Share option expense	-	-	-	3,079,963	-	3,079,963	3,791,307
Exchange difference on translation of foreign subsidiaries	-	-	-	-	(3,302,607)	(3,302,607)	(652,403)
Net assets at end of year	**427,356**	**60,998,200**	**10,654,544**	**(11,266,173)**	**(3,955,010)**	**56,858,917**	**59,837,968**

Unaudited Consolidated Statement of Cash Flows

For the Period 1 January 2007 to 30 June 2007

Notes		Unaudited 30 June 2007 £	Unaudited 30 June 2006 £
	Cash flows from operating activities		
	(Loss)/profit before income tax	(2,770,466)	21,118
	Depreciation	27,135	-
	Equity – settled share based payment expense	3,079,963	-
	Foreign currency movement	(64,349)	-
	Loss on investments	-	52,039
	Operating cash flows before movements in working capital	**272,283**	**73,157**
	Increase in trade and other receivables	(142,142)	(287,257)
	Decrease in trade and other payables	(1,076,634)	(4,731)
	Net cash outflow from operating activities	**(946,493)**	**(218,831)**
	Cash flow from investing activities		
	Purchase of investment securities	-	(127,290)
	Proceeds from sale of investment securities	-	2,057,558
	Purchase of property, plant and equipment	(101,472)	-
	Cash (outflow)/inflow from investing activities	**(101,472)**	**1,930,268**
	Cashflow from financing activities		
	Proceeds from issue of shares	14,059	-
	Cash inflow from financing activities	**14,059**	-
	(Decrease)/Increase in cash and cash equivalents	**(1,033,906)**	**1,711,437**
	Cash and cash equivalents at beginning of period	**13,568,958**	**8,136,021**
	Cash and cash equivalents at end of period	**12,535,052**	**9,847,458**

Notes to the Financial Statements

For the Period 1 January 2007 to 30 June 2007

1 The Company

Climate Exchange plc (the "Company") was incorporated and registered in the Isle of Man under the Isle of Man Companies Act 1931-2004 on 13 August 2003.

The consolidated financial statements comprise the results of the Company and its subsidiaries (together referred to as the "Group"). On 19 September 2006, the Company acquired the entire share capital of Chicago Climate Exchange (CCX) and European Climate Exchange (ECX) not already owned. As a consequence, the application of relevant accounting standards requires that our consolidated financial results reflect our structure as an investment holding company up to 19 September 2006, the date of the acquisition of 100% of ECX and CCX, and as a holding company of our operating subsidiaries thereafter. Accordingly, our statutory accounts should not be considered as representative of our consolidated operating results for the 6 months to 30 June 2006.

2 Statement of accounting policies

The interim consolidated financial statements of the Company for the period ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group"). The interim consolidated financial statements are unaudited.

2.1 Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared using the same accounting policies as the preceding annual financial statements.

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB) and applicable legal and regulatory requirements of Isle of Man law and reflect the following policies, which have been adopted and applied consistently.

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss are measured at fair value

These consolidated financial statements are presented in British pounds. All financial information is presented in British pounds.

2.2 Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

2.3 Segmental reporting

Segment information is presented in respect of the Group's geographical segments, as the Group is primarily involved in a single business segment, and is based on the Group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments (other than investment property) and related revenue, loans and borrowings and related expenses, corporate assets (primarily the Company's headquarters) and head office expenses, and income tax assets and liabilities.

2.4 Shared-based payment transactions
The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, and the expense is allocated over the period in which the employees become unconditionally entitled to the options. Where a grant of options is made subject to vesting conditions which may alter the number of options which actually vest, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

3 Segmental Reporting

The Group has a single business segment of owning and operating exchanges. Accordingly the Group's primary segmental reporting is on a geographic basis. Up to the date of acquisition of CCX Group, the Group was engaged in a single segment being investing in a portfolio of environmental ventures.

Geographical segments

	Europe	United Sates of America	Elimination	Consolidated
	30 June 2007 £	**30 June 2007 £**	**30 June 2007 £**	**30 June 2007 £**
Segment revenue	1,491,253	3,955,417	-	5,446,670
Net finance income	281,819	37,402	-	319,221
Segment result	(786,432)	1,095,929	-	309,497
Unallocated expense	-	-	-	(3,079,963)
Operating profit	-	-	-	(2,770,466)
Tax	-	-	-	-
Loss for the period	-	-	-	(2,770,466)
Total assets	10,538,378	54,772,472	(2,605,922)	62,704,928
Total liabilities	3,756,705	13,166,026	(11,076,721)	5,846,011
Capital expenditure	-	-	-	-
Depreciation	(7,026)	(20,109)	-	(27,135)

4 Revenue

	30 June 2006 £	30 June 2006 £
Membership fee income	2,530,807	-
Transaction fee income	2,054,588	-
Registration fee income	588,965	-
Grant income	162,302	-
Other	110,008	-
	5,446,670	-

5 Other Expenses

	30 June 2006 £	30 June 2006 £
Revenue share	463,808	-
Occupancy	178,988	-
Technology	560,819	-
Professional Fees	852,670	142,301
Depreciation	27,270	-
Other	1,375,438	14,989
	3,458,993	**157,290**

6 Intangible assets

Group	Goodwill £
Cost	
Balance at 1 January 2007	51,615,968
Balance at 30 June 2007	48,312,855
Reconciliation in carrying amount	
Opening balance	51,615,968
Foreign Currency Translation Reserve	(3,303,113)
Closing Balance	48,312,855

The goodwill relates to the acquisition of Chicago Climate Exchange, Inc.

7 Basic and fully diluted (loss)/profit per ordinary share

The basic loss per share is calculated by dividing the loss for the six months to 30 June 2007 attributable to ordinary shareholders of £2,770,466 (30 June 2006: profit of £21,118) by the weighted average number of shares outstanding during the year, being 42,347,225 (30 June 2006: 30,000,796).

Fully diluted loss per share is the same as basic loss per share.

The adjusted profit per share is 0 73p (2006: 0.94p).

The adjusted profit per share is calculated by dividing the profit for the year excluding the investment advisory remuneration expense of £nil (June 2006: £260,482) and the equity settled share-based payment expense of £3,079,963 (30 June 2006: £nil) by the weighted average number of shares outstanding during the period, being 42,347,225 (30 June 2006 : 30,000,796).

8 Trade and other payables

	30 June 2007 £	2006 £
Group		
Trade payables	2,044,785	1,014,001
Non-trade payables and accrued expenses	3,801,226	5,908,644
	5,846,011	**6,922,645**

9 Share-based payments

At the EGM on 29 December 2006, Shareholders approved new plans to provide incentive arrangements for key executive staff. As set out more fully in the Shareholder circular dated 13 December 2006, three new plans were established. The Climate Exchange Plc 2006 Share Option Plan (the 2006 Plan); a long term incentive plan (LTIP); and the Climate Exchange Plc (European Climate Exchange Limited commutation) Share Option Plan (CLE ECX Plan).

The Plans are all subject to vesting conditions linked to the performance of the relevant operating entities of the Group and lock-up provisions until the 4th anniversary of the date of grant. The number of Ordinary Shares issuable under the 2006 Plan may not exceed 15% of the Company's issued share capital as at the date of grant, initially 6,199,449 shares. The maximum number of Ordinary Shares issuable under the LTIP is 1,299,428 shares. The maximum number of Ordinary Shares issuable under the CLE ECX Plan is 1,197,657 shares.

The number of Share options outstanding and their weighted average exercise prices are as follows:

	Number	Weighted average exercise price (£)
CLE ECX Plan	1,197,657	0.01
LTIP	1,299,428	0.01
2006 Plan	6,641,000	3.38

Grant date share price	£5.28	£5.18
Exercise price	£4.30	£3.30
Volatility	23.98%	23.98%
Expected life	3 years	3 years
Dividend yield	0%	0%
Risk free rate of return	5.18%	5.03%
Fair value	£1.78	£2.38

The fair value of share options granted between 2005 and 2007 has been determined using a recognised option pricing model as specified by relevant accounting standards. Holders of share options are not entitled to receive dividends declared during the vesting period. The key assumptions used in the valuation of the 2006 Plan were as above.

The volatility assumption is based on a statistical analysis of daily share price over the 260 days prior to the date of grant.

The grants under the CLE ECX Plan and the LTIP are treated as modifications to the terms and conditions of their respective original grants and in each case such modifications have not increased the fair value of the options. Based on a valuation of the ECX subsidiary of £43 million at the time of the original grants, the implied fair value of the current CLE ECX and the LTIP options is £1.54.

10 Share Capital

	30 June 2007 Number	31 Dec 2006 Number	30 June 2007 £	31 Dec 2006 £
Authorised				
Ordinary shares of 1p each	67,500,000	67,500,00	675,000	675,000
Called up, allotted and fully paid				
Ordinary shares of 1p each	42,735,606	41,329,665	427,356	413,297

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment"; if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. In either case, the payment is to be satisfied by the issue of shares in Climate Exchange Plc at 330p per share.

The First Contingent Payment is up to £7,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$500,000 and an upper limit of US$2,000,000. The First Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2008 is at least the upper limit, and 25% of the maximum First Contingent Payment is payable if the EBITDA is at least the lower limit. Between these limits, a straight-line apportionment will be applied.

The Second Contingent Payment is up to £5,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$4,000,000 and an upper limit of US$6,500,000. The Second Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2009 is at least the upper limit, and 25% of the maximum Second Contingent Payment is payable if the EBITDA is at least the lower limit.

Between these limits, straight-line apportionment will be applied for EBITDA up to US$5,000,000, for which a Second Contingent Payment of £2,500,000 is payable, and between EBITDA of US$5,000,000 and the upper limit.

For the purposes of determining the value of the deferred contingent consideration, a price of 293 pence per share was used being the market value at the date of acquisition.

11 Post balance sheet event

The Board has been notified by CCX that the upper EBITDA limit has been achieved in respect of the first contingent payment. Accordingly, it is expected that the first contingent payment of £7,000,000 (as discussed in note 9 above) will become due and payable in full.

In connection with the launch of the IFEX Event Loss Futures contracts and the acquisition of certain intellectual property rights from Deutsche Bank AG, London branch, Climate Exchange Plc has entered into an agreement with Deutsche Bank under which a minimum of 427,356 shares in Climate Exchange Plc may be issued. The maximum market value of shares to be issued is US$50,000,000.

Membership of ECX, CCX and CCFE

as at 31 August

Members of ECX -

as at 31 August 2007

Accord Energy
ADM Investor Services International
All Energy Trading
Ambrian Commodities
Atel Trading
Bache Commodities
Banc of America Securities
Banco Santander Central Hispano
Barclays Capital
Bear Stearns International
BHF-Bank
BNP Paribas Commodity Futures
BOT Gornictwo I Energetyka
BP Gas Marketing
British Energy Power & Energy Trading
Calyon Financial
CEZ
Citadel Equity Fund
Citigroup Global Markets
Climate Change Capital
Credit Suisse Securities
Deriwatt
Deutsche Bank
Dresdner Bank
E.On UK
E&T Energie Handelsgesellschaft
EDF Trading
EDP
Electrabel
Endesa Generacion
Fimat International Banque
First New York Securities
Fortis Bank Global Clearing
Gazprom Marketing & Trading
GH Financials
Goldman Sachs International
HSBC Bank
ICAP Securities
IMC
Infinium Capital Management
Insence Trading Curacao
Jane Street Capital
JP Morgan Securities
Jump Trading
Kyte Broking
Lehman Brothers International
Limestone Trading
Madison Tyler Trading
MF Global
Marex Financial
Marquette Partners
Merrill Lynch Commodities
Merrill Lynch International
Mizuho Securities USA
Monument Securities
Morgan Stanley & Co International
Natixis Commodity Markets
Optiver US
Optiver VOF
Rand Financial Services
RBC Capital Markets Corporation
Saxon Financials Energy
Schnell & Co
Scottish Power Energy Management
SEB Futures
Sempra Energy Europe
Shell Energy Trading
Shell Int. Trading & Shipping
Smartest Energy
Spectron Energy Services
Starmark Trading
TFS Derivatives
The Kyte Group
ThyssenKrupp
Tradelink
Tullett Prebon
UBS
UBS Clearing & Execution Services
Universal Data
Verbund
Wachovia Bank
XConnect Trading





CCX – Full Members

as at 31 August 2007

AGL HydroPartnership
Abititbi-Consolidated Inc
Agrium U.S. Inc
American Electric Power
American Municipal Power - Ohio
Amtrak
Aracruz Celulose
Aspen Skiing Company LLC
Associated Electric Cooperating Inc
Atlantic County Utilities Authority
Bank of America Corporation
Baxter Healthcare Corporation
Bayer Corporation
CAF Santa Barbara
Cargill Incorporated
Cenibra Nipo Brasiliera S.A.
Central Vermont Public Service Corporation
City of Aspen
City of Berkeley
City of Boulder
City of Chicago
City of Melbourne, Australia
City of Oakland
City of Portland, Oregon
Concord Steam Corporation
Corn Plus LLLP
County of Sacramento , California
DTI Energy Inc
Dow Corning
Dupont
Duquesne Light Company
Eastman Kodak Company
Ford Motor Company
Freescale Semiconductor
Green Mountain Power
Hadlow College
IBM
Intel Corporation
Interface Inc
International Paper
James Walter Resources Inc
King County, Washington
Klabin S.A.
Knoll Inc.
Lancaster County Solid Waste Management Authority
Manitoba Hydro
Masisa S.A
MeadWestvaco Corp.
Meister Cheese Co. LLC
Miami-Dade County, Florida
Michigan State University
Motorola Inc
NRG Power Marketing Inc
Neenah Paper Incorporated
New Belgium Brewing Co. Inc.
Ozinga Brothers Inc
Petroflex Industria e Comercio SA
PinnOak Resources LLC
Premium Standard Farms
Puget Sound Energy, Inc
Rhodia Energy Brasil Ltd
Roanoke Electric Steel Corp
Rolls Royce
Safeway Inc.
San Joaquin County Regional Rail Commission
Smithfield Foods Inc
Smurfit-Stone Enterprises Inc
Sony Electronics Inc
Square D Company
ST Microelectronics
State of Illinois
State of New Mexico
Steelcase Inc
Stora Enso North America
Suzano Papel E Celulose SA
TECO
Temple-Inland Inc
Tufts University
United Technologies Inc
University of Idaho
University of Iowa
University of Minnesota
University of Oklahoma
Veolia Environmental Services
Votorantim Celulose e Papel S.A.
Wasach Integrated Waste Mgmnt District
Waste Management Inc

Commitment letter received as at 31.8.07, application in process

CCX – Associate Members

as at 31 August 2007

Access Industries
Airtricity Inc.
Amerex Power Ltd
American Coal Ash Association
American Council on Renewable Energy
American Renewable Energy
The Big Print LLC
Cabonfund.org Foundation
Cloverland Inc
CO2 Australia
Coadys
Coghill Capital Management LLC
Collective Wellbeing LLC
Confederation of British Industry
Delta Institute
Domani LLC
Econergy International
Fintura Corporation
Foley & Lardner
Generation Investment Management LLP
Global Change Associates
Global Warming Project Inc
Green Mountain Energy Company
Houston Advanced Research Center
Intercontinental Exchange
Jesuit Community of Santa Clara University
KLD Research and Analytics
Levenfeld Pearlstein LLC
Lobster.com
MB Investments LLC
Midwest Energy Efficiency Alliance
Millennium Cell
Mithun Inc
Natural Capitalism Inc
Ohio Air Quality Development Authority
Open Finance LLC
Orion Energy Systems Ltd
Pax World
Polar Refrigerant Technology
Presidio School of Management
PRMIA
ProLogis Logistics Services Inc
RA Web Solutions
Rainforest Alliance
Reknewco Ltd
Renewable Fuels Association
RenewSource Partners LLC
Rocky Mountain Institute
Rumsey Engineers Inc
Sidwell Friends School
Sieben Energy Associates
Sullivan & Cromwell LLP
Supported International Immersion Programs
The Sustainable Group
TerraPass Inc.
Thermal Energy International
Vanasse Hangen Brustlin Inc
World Resources Institute

Commitment letter received as at 31.8.07, application in process





CCX Participant Members

as at 31 August 2007

AG Business Solutions LLC
AGS Specialists LLC
AgraGate Climate Credits Corporation
Amerex Power Ltd
Andhyodaya (The)
Arreon Carbon UK Ltd
Associacion contra el Cambio Climatico Greenoxx
BGC Brokers LP
Bank of America Commodities Inc
Beartooth Capital Partners LLC
Beijing Shenwu Thermal Energy Technology Co Ltd
Black River Clean Energy Investment Fund LLC
Black River Commodity Fund Ltd
Black River Commodity Select Fund Ltd
Breakwater Trading LLC
CCM Master Qualified Fund Ltd
C-Green Aggregator Ltd
CNX Gas Corporation
CO2 Australia
CSS Investment Partners , LP
Calyon Financial Inc
Carbon Farmers LLC
Carbon Green LLC
Carbon Market Solutions Ltd
Carbon Resource Management Ltd
Carbon – TF B.V.
Cargill Power Markets LLC
Cashman, Thomas J
China Energy Conservation & Environmental Protection Technology Investment Ltd
Commonwealth Resource Management Corp
Community Energy Inc
Conservation Services Group
CSS Investment Partners, LLP
Delta P2/E2 Center LLC
Digilog Global Environmental Master Fund Ltd
Direct Energy Marketing Ltd
Eagle Market Makers Inc
East Central Solid Waste Commission
Econergy International
Ecology and Environment Inc.
Eco-nomics Incorporated
Ecoreturns LLP
Ecosecurities Capital Ltd
Engler Properties Ltd
Environmental Carbon Credit Pool LLC
Environmental Credit Corp
Evolution Markets LLC
EXO Investments
FC Stone, LLC
FCT Europe Ltd
First Bank and Trust
First Capitol Risk Management LLC
First New York Securities LLC
Flatlander Environmental
FORECON EcoMarket Solutions LLC
GLG Global Utilities Fund
GT Environmental Finance
Geosyntec Consultants Inc
Green Dragon Fund
Grey K Environmental Offshore Fund Ltd
Grey K Trading Limited
Highland Energy Inc
Jane Street Global Trading LLC
J P Morgan Ventures Energy Corporation
Kentucky Corn Growers Association
Koch Supply & Trading LP
Kottke Associates LLC
LandGas Technology LLC
Lehman Brothers Commodity Services Inc
Liaoning Nefga Weiye Pipe Network Construction & Operation Co Ltd
Lugar Stock Farm
MACED
MGM International
MSM Capital Partners LLC
Madhya Pradesh Rural Livelihoods Project
Marquette Partners LP
Marsus Capital LLC
Microgy, Inc
Millennium Environmental Trading LLC
Nagaya Forest Restoration Ltd
National Carbon Offset Coalition
Natsource LLC
Natsource Mac 77 Ltd
North Dakota Farmer's Union
North Moor Capital Advisors LLC
Octavian Special Master Fund LP
Option Insight Partners
ORBEO
Peregrine Financial Group, Inc
Phase 3 Development & Investments LLC

Previous Woods Holding Ltd
ProLogis Logistics Services Inc*
RCM International LLC
Rand Financial Services Inc
Rice Dairy LLC
Rivanna Solid Waste Authority
Serrino Trading Company
Sexton Energy LLC
Shatkin Arbor, Inc
Spectron Energy Services Limited
SR Energy LLC
Standard Carbon LLC
Stark Event Master Fund Ltd
Swiss Re Financial Products Corp
Sustainable Forestry Management Limited
Tatanka Resources LLC
Tennessee Timber Consultants Inc
Terra Carbon LLC
TEP Trading 2 Limited
The League Corporation
Three Phases Energy Services LLC
TradeLink LLC
Tradition Financial Services Ltd
TransMarket Group LLC
Vessels Coal Gas Inc
Weber County
Wexford Catalyst Trading Limited
Wexford Spectrum Trading Limited
Xi'an Zhongyang Electric Corporation





CCX – Exchange Participant Members

as at 31 August 2007

Addison Lee PLC
Aitkens Pewter Ltd
Business and the Environment Club of Harvard Business School
Carbon Credit Management LLC
Carbon Neutral Plane
Carbon Planet Pty Ltd
Clean Air Conservancy
CO2 Retire
COzero pty Ltd
Element Markets Partners Lp
Field Museum of Natural History
Flynn Ventures LLC
Green Ride Global Inc
InClime LLC
Jenner & Block
Live It Green LLC
PURE – The Clean Planet Trust
Renewable Ventures LLC
Sebesta Blomberg & Associates
Seyfarth Shaw
Shift Green
Sustainable Energy Partners
Teko LLC
TetraTech EM Inc
World Bank

CCFE – Clearing Trading Privilege Holders

as at 31 August 2007

ADM Investor Services Inc
Ameren Energy Fuels and Services company
B & R Group LLC
Bank of America Securities
Barclay's Capital Inc
Bear Stearns Securities Corp
Busch-von Gontard Investments LLC
Calyon Financial Inc
Credit Suisse Securities (USA) LLC
Divine World Missionaries Inc
Fimat USA, LLC
Fortis Clearing Americas LLC
Fortis Energy Markets & Trading GP
Goldman Sachs & Co
JP Morgan Futures Inc
Kottke Associates LLC
Lau Holdings
Man Financial Inc
Merrill Lynch, Pierce, Fenner & Smith Inc
PCM Capital LLC
Prudential Bache Commodities LLC
Quattrocki Trading LLC
RenewSource Partners LLC
Spectron Energy Services Limited
TFS Energy Futures
TJM Institutional Services
Tradelink LLC
UBS Securities
Westcliff Capital Management LLC



Company Information

Directors
Richard L Sandor Ph.D., Dr. sc.h.c. (Chairman)
Neil D Eckert
Philip P Scales
Klaus Gierstner
Sir Laurence Magnus
Carole Brookins

Secretary
Philip P Scales

Principal Bankers
RBSI Custody Bank Limited
Po Box 151, Royal Bank House
2 Victoria Street, Douglas
Isle of Man IM99 1NJ

Registrar and Registered office
Isle of Man Financial Trust Ltd
IOMA House, Hope Street
Douglas, Isle of man IM1 1AP

Nominated Advisor and Broker
Cenkos Securities Limited
6.7.8. Tokenhouse Yard, London EC2R 7AS

Auditors
KPMG Audit LLC
Heritage Court, 41 Athol Street
Douglas, Isle of Man IM99 1HN

Financial PR
Haggie Financial
Roman House, Wood Street
London EC2Y 5BA
Tel: 0207 417 8989

Investor Relations
Helene Crook
Climate Exchange Plc
62 Bishopsgate, London EC2N 4AW
Tel: 0207 382 7807







CLIMATE
EXCHANGE PLC

www.climateexchange.com

Fresh Corporate Design 01323 842030

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	16:22 09-Jan-07
Number	2467P

RNS Number:2467P
Climate Exchange PLC
09 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Merrill Lynch International Investment Fund have a notifiable interest of 3,025,330 shares of 1p each in the Company, representing 7.32% of the Company's issued share capital.

This is calculated on an issued share capital of 41,329,665 shares following the Company's recent further share placement.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company-Amend
Released	11:15 19-Jan-07
Number	8129P

RNS Number:8129P
Climate Exchange PLC
19 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested ,by attribution only, in a total of 7,853,310 ordinary shares of 1p each in the Company, representing 19.00% of the Company's issued share capital.

The interest in 1,030,279 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc. These shares are, or will be registered at CREST in account CREPTEMP

The interest in 2,632,312 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 16,252 shares arose from an interest held by GS & Co. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

This notice replaces that previously notified on the 6th December 2006 (RNS reference 3471N)

FOR IMMEDIATE RELEASE

RNS Announcement

22 January 2007

Climate Exchange Plc

Trading Update

OUTSTANDING PROGRESS IN BOTH EUROPE AND CHICAGO

Climate Exchange Plc ("Climate Exchange" or "the Company") the leading U.S. and European emissions exchange operator, is pleased to announce the following trading update. The Company continued to build volume, open interest and liquidity during the second half of 2006.

European Climate Exchange ("ECX")

In the opinion of the Directors, ECX continued to meet its business objectives with a notable highlight being the launch of an exchange traded option contract in September.

During 2006, ECX traded a total of 452.8 million tonnes of which 175.9 million tonnes (39%) was in futures and 276.9 million tonnes (61%) was in Exchange of Futures for Physical ("EFPs") (April 2005 to December 2005: total traded was 94.3 million tonnes of which 35.3 million tonnes was in futures and 59 million tonnes in EFPs). Average daily volume traded during the year was 1.8 million tonnes.

For the year, ECX's market share of all trades, including Over the Counter and Exchange trades, was 41%. ECX traded 81% of exchange traded volume. Membership during the year grew from 55 members in January 2006 to 72 members at year end.

Trading data is available on ECX's website at www.ecxeurope.com. Current data for 2007 demonstrates a buoyant start to the new year.

Chicago Climate Exchange("CCX") and Chicago Climate Futures Exchange ("CCFE")

All the key performance indicators showed a substantial increase over the same period in 2005. The political climate in the U.S. has become increasingly receptive and the profile of climate change has been significantly raised. CCX and CCFE are well positioned to benefit from these circumstances and have been able to achieve significantly increased volumes and liquidity.

During 2006, CCX traded a total of 10.2 million tons of CO_2 (2005 : 1.4 million tons) whilst CCFE traded 723,100 tons of sulphur (2005 : 4,275 tons). CCX registered offsets for the year totalled 1.5 million tons (2005 : 311,700 tons).

The projected total baseline for CCX members, based on commitment letters we have received is approximately 320m tonnes, versus the CCX baseline of 238m tonnes at the end of 2005. The current figure is subject to the approval of those new members and verification of their baselines.

Membership of CCX grew from 127 members in January 2006 to 237 members by year end. CCFE membership grew from 34 to 104 in the same period.

Neil Eckert, Chief Executive of Climate Exchange Plc, said: "Trading in the underlying market has grown exponentially and we are well positioned in the market. The next challenge will be to continue to launch new products and to increase our penetration in the financial sector."

Richard Sandor, Chairman of Climate Exchange Plc, said: "This has been a ground breaking year where traded volumes, new membership and business initiatives has continued to exceed our expectations. It has also been a period of intense corporate activity which has seen the three exchanges (ECX, CCX and CCFE) consolidate under the Climate Exchange Plc holding structure. Climate Exchange represents a unique opportunity to capitalize on the expected growth in global environmental markets."

--ENDS--

Contacts

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, Director Climate Exchange Plc	0207 382 7801
Haggie Financial David Haggie/Peter Rigby/Alexandra Parry	0207 417 8989

Notes to Editors

About CCX

Chicago Climate Exchange is North America's only, and the world's first, legally binding multi-sectoral, rule-based and integrated greenhouse gas emission registry, reduction and trading system. CCX is the only available mechanism through which US based entities may engage in the integrated carbon market with a linked reduction and trading system and is a vital tool for understanding the price of carbon in all operations. CCX members range from large industrial concerns such as DuPont, International Paper, Baxter Healthcare and Temple-Inland, to utilities such as American Electric Power, Tampa Electric and Green Mountain Power, to universities such as Iowa and Minnesota, to non-governmental organizations such as World Resources Institute and Rocky Mountain Institute, to cities such as Portland, Oregon, Oakland, California and Chicago, Illinois, to farmers in Iowa and Nebraska and the Iowa Farm Bureau, to the State of New Mexico, the first U.S. state to join CCX. Eligible emission offset projects include agricultural soil carbon sequestration, reforestation, landfill and agricultural methane combustion, and switching to lower-emitting fuels such as biomass-based fuels.

About CCFE

Chicago Climate Futures Exchange is a CFTC designated contract market which offers standardized and cleared futures contracts on emission allowances and other environmental products. Clearing services are provided by the Clearing Corporation and market surveillance services are provided by the National Futures Association. CCFE is a wholly owned subsidiary of Chicago Climate Exchange Inc.

http://www.chicagoclimatex.com/index.html

About ECX

ECX manages the product development and marketing for ECX Carbon Financial Instruments (ECX CFIs), listed and admitted to trading on the ICE Futures electronic platform.

ECX/ICE Futures is the most liquid, pan-European platform for carbon emissions trading, attracting over 80% of the exchange-traded volume in the market. ECX emissions futures contracts are standardized and all trades are cleared by LCH. Clearnet.

More than 72 leading businesses, including global companies such as ABN AMRO, Barclays, BP, Calyon, E.ON UK, Fortis, Goldman Sachs, Morgan Stanley and Shell have signed up for membership to trade ECX products. In addition, several hundred clients can access the market daily via banks and brokers.

http://www.ecxeurope.com/index_flash.php

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	16:22 23-Jan-07
Number	0184Q

RNS Number:0184Q
Climate Exchange PLC
23 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested ,by attribution only, in a total of 7,782,410 ordinary shares of 1p each in the Company, representing 18.83% of the Company's issued share capital.

The interest in 900,179 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc. These shares are, or will be registered at CREST in account CREPTEMP

The interest in 2,619,512 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 16,252 shares arose from an interest held by GS & Co. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	10:17 23-Jan-07
Number	9736P

RNS Number:9736P
Climate Exchange PLC
23 January 2007

RNS Announcement
23 January 2007
For immediate release

CLIMATE EXCHANGE PLC

Director Dealing

On 19 January "The Sandor Family Foundation" of which the Chairman of Climate Exchange, Richard Sandor is a trustee, sold 50,000 shares at a price of 680p. Dr. Sandor and associated parties are not beneficiaries of the trust which was set up to make charitable donations.

Dr. Sandor's beneficial shareholding remains unchanged.

Contact

Neil Eckert, CEO Climate Exchange Plc 0207 382 7801
David Haggie/Peter Rigby, Haggie Financial 0207 417 8989

RNS Number:3165Q
Climate Exchange PLC
29 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Moore Macro Fund LP have a notifiable interest of 1,515,000 shares of 1p each in the Company, representing 3.66% of the Company's issued share capital.

This is calculated on an issued share capital of 41,329,665 shares.

RNS Number:2583Q
Climate Exchange PLC
29 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested ,by attribution only,in a total of 7,179,201 ordinary shares of 1p each in the Company, representing 17.37% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 2,988,482 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by GS & Co. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

This notice updates that previously notified on the 26th January 2007 (RNS reference 2581Q)

RNS Number:2583Q
Climate Exchange PLC
29 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested ,by attribution only,in a total of 7,179,201 ordinary shares of 1p each in the Company, representing 17.37% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 2,988,482 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by GS & Co. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

This notice updates that previously notified on the 26th January 2007 (RNS reference 2581Q)

CLIMATE
EXCHANGE PLC

Press/RNS announcement
30 January 2007

CLIMATE EXCHANGE PLC

EASTMAN KODAK COMPANY TO BECOME A MEMBER OF THE CHICAGO CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that the Eastman Kodak Company will join its exchange. The full text of the press release follows:

Kodak Joins Chicago Climate Exchange®

DATE – Eastman Kodak Company (NYSE: EK) announced its commitment to join the Chicago Climate Exchange (CCX®), the world's first and North America's only voluntary, legally binding greenhouse gas emissions reduction, registry and trading program.

As part of its voluntary "Responsible Growth" goals program, Kodak has made a commitment to achieve 20% reduction in greenhouse gas emissions in the 2003-2008 time period. So far, Kodak has achieved a 10% reduction in those emissions during 2003-2005. Kodak has joined CCX for the 2003-2006 Phase I period.

"Our progress reflects the innovation and commitment of Kodak people to continuously reduce the environmental impacts of our operations," said David M. Kiser, PhD, Kodak vice president and director of Health, Safety and Environment. "Kodak is proud to support CCX in its prominent role in establishing a U.S.-wide market for carbon trading."

Welcoming Kodak, Dr. Richard Sandor, CCX Chairman and CEO said: "Eastman Kodak Company is one of the world's most well known innovators and its CCX membership establishes this legendary firm at the forefront of climate change mitigation and energy and emissions management." Sandor continued: "We are proud to welcome Kodak to CCX and look forward to working with their experts and to their contribution to the evolution of CCX."

Kodak is also a member of the California Climate Action Registry and was last year recognized by that organization for becoming the first participant to report all six greenhouse gases identified by the Kyoto Protocol on a worldwide basis. In addition, Kodak is a charter partner in the U.S. Environmental Protection Agency's Climate Leaders Program.

About Kodak

Kodak is the world's foremost imaging innovator, providing leading products and services to the photographic, graphic communications and healthcare markets. With sales of $14.3 billion in 2005, the company is committed to a digitally oriented growth strategy focused on helping people better use meaningful images and information in their life and work. Consumers use Kodak's system of digital and traditional image capture products and services to take, print and share their pictures anytime, anywhere; Businesses effectively communicate with customers worldwide using Kodak solutions for prepress, conventional and digital printing and document imaging; Creative Professionals rely on Kodak technology to uniquely tell their story through moving or still images; and leading Healthcare organizations rely on Kodak's innovative products, services and customized workflow solutions to help improve patient care and maximize efficiency and information sharing within and across their enterprise.

More information about Kodak (NYSE: EK) is available at www.kodak.com.

About Chicago Climate Exchange, Inc.

CCX began greenhouse gas emissions allowance trading in 2003 and is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. CCX Members commit to reduce their greenhouse emissions a minimum of 4% below annual average of 1998-2001 by 2006 and 6% by 2010, depending on membership Phase. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, with price transparency and independent third party verification provided by NASD. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com.

CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO_2 emissions exchange.

Contacts

Richard Sandor, Chairman Climate Exchange Plc	**001 312 554 3370**
Neil Eckert, CEO Climate Exchange Plc	**0207 382 7801**
Peter Rigby. Haggie Financial	**0207 417 8989**

RNS Number:4532Q
Climate Exchange PLC
31 January 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested ,by attribution only, in a total of 7,714,166 ordinary shares of 1p each in the Company, representing 18.66% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 3,523,447 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

RNS Number:5415Q
Climate Exchange PLC
01 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested, by attribution only, in a total of 7,794,746ordinary shares of 1p each in the Company, representing 18.86% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 3,604,027 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

RNS Number:7741Q
Climate Exchange PLC
06 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 BlackRock Investment Management (UK) Limited has a notifiable interest of 3,699,160 ordinary shares of 1p each in the Company, representing 8.95% of the Company's issued share capital.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Stmnt re Share Price Movement
Released	16:49 07-Feb-07
Number	9004Q

CLIMATE EXCHANGE PLC ("Climate Exchange" or the "Company")

STATEMENT RE: SHARE PRICE MOVEMENT

Climate Exchange notes the recent rise in its share price. Other than increased investor interest in both the exchange and carbon related sectors, the Company is not aware of any reason for this rise.

END

RNS Number:9859Q
Climate Exchange PLC
08 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Harbinger Capital Masters Fund I, Ltd and Harbinger Capital Partners Special Situations Fund, LP have a notifiable interest of 2,569,000 ordinary shares of 1p each in the Company, representing 6.2% of the Company's issued share capital.

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	11:55 09-Feb-07
Number	0168R

RNS Number:0168R
Climate Exchange PLC
09 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested by attribution only,in a total of 7,939,271 ordinary shares of 1p each in the Company, representing 19.21% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 3,748,552 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager.These shares are, or will be registered in the name of GSSN.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RNS Number:0187R
Climate Exchange PLC
09 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested by attribution only, in a total of 8,352,041 ordinary shares of 1p each in the Company, representing 20.21% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co. a wholly owned direct subsidiary of GS Inc.These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 4,161,322 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

RNS Number:0789R
Climate Exchange PLC
12 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Harbinger Capital Masters Fund I, Ltd and Harbinger Capital Partners Special Situations Fund, LP have a notifiable interest of 4,287,000 ordinary shares of 1p each in the Company, representing 10.4% of the Company's issued share capital.

CLIMATE EXCHANGE PLC

RNS
For immediate release
14 February 2007

CLIMATE EXCHANGE PLC

CCFE TO LAUNCH NOx CONTRACT

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that its subsidiary, the Chicago Climate Futures Exchange will offer standardised and cleared futures contracts in USEPA Nitrogen Oxides SIP call emission allowances.

The full text of the press release follows:

Chicago Climate Futures Exchange to Launch Futures market on USEPA NOx Emission Allowances

CHICAGO– February 13, 2007 - Chicago Climate Futures Exchange™ (CCFE™), a wholly owned subsidiary of Chicago Climate Exchange, ® Inc. (CCX®) announced today that it will offer standardized and cleared futures contracts on U.S. Environmental Protection Agency-issued Nitrogen Oxides SIP Call emission allowances starting February 23, 2007. The new futures market product is called Nitrogen Financial Instrument™ (NFI™-OS) contract. CCX currently offers a cash market for over 200 entities involved in its Carbon Financial Instrument™ (CFI™) market and CCFE offers standardized and cleared futures contracts on USEPA SO_2 emission allowances.

Commenting on the new product Dr. Richard L. Sandor, Chairman and CEO of CCX said "With the launch of futures contracts on USEPA NOx emission allowances, CCFE provides a common gateway for participants to hedge positions in both pollutants mandated by the Acid Rain program. This additional product offering further demonstrates CCFE as the only transparent marketplace focused on new emerging environmental markets."

Any utility, corporation or proprietary trader can trade NFI-OS futures by opening an account with a Futures Commission Merchant (FCM). Traders must enter into a relationship with a CCFE clearing member in order to establish a trading account and make provisions for delivery. Direct trading screen access may be obtained via CCFE clearing members. Contract specifications for the CCFE-NFI are available on the CCFE webpage at

http://www.chicagoclimateexchange.com/about_ccfe/products/nfi.html

About Chicago Climate Exchange, Inc. and Chicago Climate Futures Exchange
CCX administers the world's first multi-national and multi-sector marketplace for reducing and trading greenhouse gas emissions under legally binding commitments. The Chicago Climate Futures Exchange, a wholly-owned subsidiary of CCX, offers standardized and cleared futures contracts for Sulfur Financial Instruments. CCX and CCFE are wholly owned subsidiaries of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange

Plc also owns the European Climate Exchange, Europe's leading CO_2 emissions exchange. For more information, please see www.chicagoclimateexchange.com.

About the Acid Rain Program

The Acid Rain Program was created to implement Title IV of the 1990 Clean Air Act Amendments. The purpose of Title IV is to reduce the adverse effects of acid deposition through reductions in annual emissions of sulfur dioxide (SO_2) and nitrogen oxides (NO_x) by 10 million tons and by 2 million tons below projected levels, respectively.

Sulfur dioxide (SO_2) and nitrogen oxides (NO_x) are the key pollutants in the formation of acid rain. These pollutants also contribute to the formation of fine particles (sulfates and nitrates) that are associated with significant human health effects and regional haze. Additionally, NO_x combines with volatile organic compounds (VOCs) to form ground-level ozone (smog) and nitrates that are transported and deposited at environmentally detrimental levels in parts of the country.

The market mechanism has proven successful at lowering the overall cost of achieving the required emission reductions. Allowance trading can help finance pollution control investments by letting the power plants that can realize extra emission reductions sell surplus allowances to those facing a high cost to cut emissions. The NO_x Budget Trading Program is a market-based cap and trade program created to reduce emissions of nitrogen oxides (NO_x) from power plants and other large combustion sources in the eastern United States. NOx is a prime ingredient in the formation of ground-level ozone (smog), a pervasive air pollution problem in many areas of the eastern United States. The NO_x Budget Trading Program was designed to reduce NO_x emissions during the warm summer months, referred to as the ozone season, when ground-level ozone concentrations are highest. Since its inception, the Acid Rain Program has cut NO_x emissions by about 3 million tons from 1990 levels, so that emissions in 2005 were less than half the level anticipated without the program.

Contacts

Richard Sandor, Chairman Climate Exchange Plc	**001 312 554 3370**
Neil Eckert, CEO Climate Exchange Plc	**0207 382 7801**
David Haggie, Haggie Financial	**0207 417 8989**

RNS
16 February 2007

CLIMATE EXCHANGE PLC

CLIMATE EXCHANGE PLC

Sony Electronics Inc to join Chicago Climate Exchange

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that Sony Electronics Inc. has committed to join the exchange.

The full text of the press release follows:

Chicago Climate Exchange® Welcomes Sony Electronics

February 15, 2007 – Sony Electronics Inc. announced its commitment to join the Chicago Climate Exchange (CCX®), the world's first and North America's only voluntary, legally binding greenhouse gas emissions reduction, registry and trading program.

"Sony Electronics is truly synonymous with vision and progress in the electronics and information technology industry and we are proud to welcome them to CCX," says Dr. Richard Sandor, Chairman and CEO of CCX. "Sony's history of innovation is evident in its joining CCX and we look forward to the company's contribution to the evolution and development of CCX."

Sony has outlined several goals for global environmental efforts through its Green Management 2010 program. The targets will guide its efforts to minimize impact on global warming, recycle resources, prioritize green procurement, and several other initiatives. This commitment stands behind a history of environmental milestones for the company, including securing early IS014001 certification for facilities, recycling promotions, and innovative product designs which reduce power consumption and packaging.

"We are very pleased to be a part of the Chicago Climate Exchange here in the U.S., which promotes our greater responsibility in working toward our global green initiatives," said Mark Small, vice president of environmental safety and health at Sony Electronics. It's important for us to uphold the standards consumers have come to expect from the Sony brand, especially in terms of environmental practices."

About Chicago Climate Exchange, Inc.

CCX began greenhouse gas emissions allowance trading in 2003 and is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. CCX Members commit to reduce their greenhouse emissions a minimum of 4% below annual average of 1998-2001 by 2006 and 6% by 2010, depending on membership Phase. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, with price transparency and independent third party verification provided by NASD. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO2 emissions exchange.

Contacts

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO Climate Exchange Plc	0207 382 7807
David Haggie, Haggie Financial	0207 417 8989

RNS Number:6351R
Climate Exchange PLC
21 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested by attribution only,in a total of 8,241,651 ordinary shares of 1p each in the Company, representing 19.94% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co.a direct subsidiary of GS Inc.These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 4,050,932 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

END

RNS Number:7296R
Climate Exchange PLC
22 February 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group,Inc. ("GS Inc.") was interested by attribution only,in a total of 7,786,451 ordinary shares of 1p each in the Company, representing 18.84% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co.a direct subsidiary of GS Inc.These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 3,595,732 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager. These shares are, or will be registered in the name of GSSN.

CLIMATE
EXCHANGE PLC

Press/RNS announcement
26 February 2007

CLIMATE EXCHANGE PLC

SMITHFIELD FOODS TO BECOME A MEMBER OF THE CHICAGO CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that the Smithfield Foods, the largest pork producer in the United States, will join its exchange. The full text of the press release follows:

Smithfield Foods Joins the Chicago Climate Exchange

Smithfield Foods (NYSE: SFD) announced its commitment to join the Chicago Climate Exchange (CCX®), the world's first and North America's only voluntary, legally binding greenhouse gas emissions reduction, registry and trading program. By joining CCX, Smithfield Foods has made the nation's only legally binding emissions reduction commitment and has committed to cut its greenhouse gas emissions in the United States by a minimum of 6% by year 2010 in absolute terms.

"Our company, our customers and the general public already are reaping significant results from Smithfield Foods' innovative approaches to reducing greenhouse gas emissions and lessening our dependence on fossil fuels, but certainly there is much more that we can accomplish," said Dennis Treacy, vice president of environmental and corporate affairs at Smithfield Foods. "Our commitment to the Chicago Climate Exchange provides us with a tremendous opportunity to have a long-lasting, positive impact on the environment by further reducing our environmental footprint."

"As a leader in the food processing industry, Smithfield Foods faces multiple challenges from climate change. Its membership in CCX will help the company strategically plan its climate change activities for maximum cost-benefit and environmental stewardship," says Dr. Richard L. Sandor, Chairman and CEO of CCX. "We welcome Smithfield Foods and look forward to its contribution to the evolution and development of CCX."

"We're very proud that Smithfield Foods is well on the way to achieving its commitment to the Chicago Climate Exchange of reducing greenhouse gas emissions by a minimum of 6% by 2010," said Doug Anderson, president and chief operating officer of Smithfield BioEnergy. "All of us are committed to working very hard to reach the 2010 goal."

Smithfield BioEnergy researches, creates and implements bioenergy projects on behalf of Smithfield Foods and its independent operating companies. Smithfield Foods also has established a bioenergy task force headed by Treacy and Anderson.

The task force's administrator is Bill Gill, Smithfield's assistant vice president of environmental affairs.

Smithfield Foods and its operating companies are taking wastewater and manure from their hog production facilities and, through the anaerobic digestion process, are capturing methane from the resulting biogas. The methane is then used to supply heat for the company's facilities and processing operations.

Some of Smithfield's biogas-to-energy projects include:

- In North Carolina, Smithfield Packing Company's Tar Heel pork processing plant is using methane generated by its wastewater treatment system as boiler fuel.
- The company's John Morrell plant in Sioux Falls, S.D., also benefits from a similar system.
- Smithfield Beef Group's wastewater treatment facility in Plainwell, Mich., burns methane from the facility's 10-million gallon anaerobic lagoon as a fuel source for its No. 3 boiler, rather than purchasing natural gas.
- In addition to the biogas project that reduces Smithfield Beef Group's dependence on natural gas at its Green Bay, Wis., facility, the plant makes biosolids available to local farmers to increase crop yields.
- Patrick Cudahy in Cudahy, Wis., and Moyer Packing Co. in Souderton, Pa., have the capability to use animal fats and oils as a renewable fuel for their operations.

As a result of various energy conservation projects at a number of Smithfield Foods companies across the nation, Smithfield estimates that in 2006 it saved 54.7 million cubic feet of natural gas, 5.7 million kilowatt hours of electricity and 4.8 million gallons of diesel fuel.

Smithfield Foods has delivered a 24 percent average annual compounded rate of return to investors since 1975. With sales of $11 billion, Smithfield is the leading processor and marketer of fresh pork and processed meats in the United States, as well as the largest producer of hogs. For more information, visit www.smithfieldfoods.com.

Chicago Climate Exchange, Inc. is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO_2 emissions exchange.

Contact

Richard Sandor, Chairman Climate Exchange	001 312 554 3370
Neil Eckert, CEO Climate Exchange Plc	0207 382 7801
David Haggie/Peter Rigby, Haggie Financial	0207 417 8989

CLIMATE
EXCHANGE PLC

Press/RNS announcement
1 March 2007

CLIMATE EXCHANGE PLC

CARGILL, INC. TO BECOME A MEMBER OF THE CHICAGO CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that Cargill, Inc., an international provider of food, agricultural and risk management products and services, will join its exchange. The full text of the press release follows:

Cargill Joins Chicago Climate Exchange®

CHICAGO, March 1, 2007 – Global food and agricultural company Cargill, Incorporated today announced it has become a member of the Chicago Climate Exchange (CCX®), the world's first and North America's only voluntary, legally binding greenhouse gas emissions reduction, registry and trading program. In joining, Cargill commits to achieve a six percent reduction in greenhouse gas emissions at its U.S. operations by 2010, from a baseline of the company's average greenhouse gas emissions during 1998-2001.

Cargill has established internal goals to improve energy efficiency, increase use of renewable energy and reduce greenhouse gas intensity globally. So far, Cargill has achieved a 10 percent improvement in energy efficiency and derives over 8 percent of its energy from renewable sources.

Cargill is proud to intensify its commitment to environmental stewardship by accepting legally-binding greenhouse gas emission reduction commitments in the United States," said LaRaye Osborne, Cargill vice president and manager of Environment, Health and Safety. "Our company is already engaged in greenhouse gas cap-and-trade systems around the globe as a regulated entity, a liquidity provider, and a developer of greenhouse gas reduction projects across our value chain. This brings our commitment full circle by engaging our U.S. operations."

Welcoming Cargill, Dr. Richard Sandor, CCX Chairman and CEO said: "Cargill is one of the world's leading agricultural and food companies and its CCX membership establishes it at the forefront of market-based climate change mitigation. We are proud to welcome Cargill to CCX and look forward to working with Cargill's experts and to their contribution to the evolution of CCX."

About Cargill

Cargill is an international provider of food, agricultural and risk management products and services. With 149,000 employees in 63 countries, the company is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com.

Chicago Climate Exchange, Inc. is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO2 emissions exchange.

Contacts

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO Climate Exchange Plc	0207 382 7801
David Haggie/Peter Rigby, Haggie Financial	0207 417 8989

RNS Number:9896S

Climate Exchange PLC

14 March 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 The Goldman Sachs Group, Inc. ("GS Inc.") was interested by attribution only,in a total of 7,387,501 ordinary shares of 1p each in the Company, representing 17.87% of the Company's issued share capital.

The interest in 4,174,467 shares arose from an interest held by Goldman Sachs and Co.a direct subsidiary of GS Inc.These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 3,196,782 shares arose from an interest held by Goldman Sachs and Co.("GS & Co") a wholly owned direct subsidiary of GS Inc. acting as a custodian for its customers. These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co. a wholly owned direct subsidiary of GS Inc. acting as discretionary manager.

These shares are, or will be registered in the name of GSSN.

CLIMATE EXCHANGE PLC

Press/RNS announcement
19 March 2007

CLIMATE EXCHANGE PLC

AGL ENERGY LIMITED TO BECOME FIRST UTILITY COMPANY OUTSIDE U.S. TO BECOME A MEMBER OF THE CHICAGO CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that the AGL Energy Limited of Australia will join its exchange. The full text of the press release follows:

Chicago Climate Exchange® Welcomes Australia's AGL Energy

March 19, 2007 – The Chicago Climate Exchange and AGL Energy Limited (AGL) today announced AGL had formally committed to join the Chicago Climate Exchange (CCX®), the world's first voluntary and legally binding greenhouse gas emissions reduction, registry and trading program.

The Chicago Climate Exchange is the largest such exchange in the world and traded in excess of 10.5 million tonnes of abatement in 2006, and in the region of 5.9 million tonnes already in 2007. AGL joins global companies such as Sony, Ford, Motorola, IBM, Bayer Corporation and American Electric Power as a member.

"We welcome AGL to CCX as the first utility member in Australia, and indeed the first utility outside North America. This is a historic event, which concretely links Australia and the U.S. and highlights the importance of global connections in carbon markets," said Dr. Richard Sandor, Chairman and Chief Executive Officer of CCX. "As a financial institution with economic, environmental and social objectives, CCX is proud of the contribution AGL will make and we applaud their foresight and leadership on this issue."

"Australia's largest integrated energy company, AGL now commands a pre-eminent positioning in preparation for a future carbon constrained world. In little over 12 months AGL has invested more than $2 billion in renewable generation and has under construction a number of wind and new hydro facilities. It also has a portfolio of equity and controlled conventional generation assets with improving emissions intensities.

AGL's managing director Paul Anthony said "AGL is rapidly cementing its position as Australia's leading integrated energy company, a company with a truly global outlook."

"By becoming a member of the CCX we will be able to take advantage of its portfolio of highly efficient generation and trade allowances with other companies around the

globe seeking to reduce their own carbon footprint. Further by joining the CCX AGL is able to access the global buyers for its many carbon offset projects.

"AGL has been rapidly growing its renewable generation base. This will soon include a total of 185MW of wind generation, 645MW of hydro (with a further 140MW under construction) and an additional 400MW of wind generation permitted and under investment consideration making AGL the largest owner and developer of renewable generation in Australia.

"It is inevitable that those who invest now in physical assets of this type will reap the rewards in a carbon constrained environment. The alternative of simply contracting for the renewable output will deliver vastly sub-optimal outcomes.

"AGL will not only gain a physical means of mitigating the cost of any carbon constraint it will also position itself, in joining the CCX, as a global player in emission reduction activities and have the opportunity to derive an income stream from selling carbon credits in world markets.

"Investing and owning such assets not only gives AGL the ability to mitigate the cost of a carbon constrained environment but also an ability to trade carbon credits in the world carbon exchanges adding a new dimension to is growing revenue streams.

In closing Mr Anthony said "We are very pleased to be the first major Australian company and first electricity generation and retail business outside North America to join the CCX. AGL is well positioned to further engage with the growing body of ethical funds which are increasingly focussing on energy companies.

About CCX...

CCX began greenhouse gas emissions allowance trading in 2003 and is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. CCX Members commit to reduce their greenhouse emissions a minimum of 4% below annual average of 1998-2001 by 2006 and 6% by 2010, depending on membership Phase. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, with price transparency and independent third party verification provided by NASD. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO2 emissions exchange.

About AGL...

AGL is one of Australia's leading integrated energy companies. Drawing on 169 years of experience, it includes retail and merchant energy businesses, power generation assets and an upstream gas portfolio. AGL has Australia's largest retail energy and dual fuel customer base supplying around 4.1 million customer accounts. This includes customers supplied with gas and electricity through AGL's joint venture partnerships, ActewAGL and AlintaAGL. AGL has a diverse power generation

portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation as well as renewable sources including hydro, wind, landfill gas and biogas. One of Australia's largest renewable energy producers, AGL is looking to further expand this position by exploring a suite of low emission and renewable energy generation development opportunities.

Contact:

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO Climate Exchange Plc	0207 382 7807
David Haggie/Peter Rigby, Haggie Financial	0207 417 8989

RNS Number:7385T
Climate Exchange PLC
26 March 2007

Press release
For immediate release
26 March 2007

CLIMATE EXCHANGE PLC
WEBSITE

Climate Exchange Plc, the world's leading specialist exchange for trading emissions and environmental products, announces that its website is now available at www.climateexchange.com.

- Ends -

Contacts

Neil Eckert, CEO, Climate Exchange Plc 0207 382 7801
David Haggie/Alexandra Parry, Haggie Financial 0207 417 8989

Notes to Editors:

Climate Exchange Plc

Climate Exchange Plc is a holding company with two wholly owned subsidiaries, Chicago Climate Exchange ("CCX") and European Climate Exchange ("ECX").

CCX

Chicago Climate Exchange is North America's only, and the world's first, legally binding multi-sectoral, rule-based and integrated greenhouse gas emission registry, reduction and trading system. CCX is the only available mechanism through which US based entities may engage in the integrated carbon market with a linked reduction and trading system and is a vital tool for understanding the price of carbon in all operations. CCX members range from large industrial concerns such as DuPont, International Paper, Baxter Healthcare and Temple-Inland, to utilities such as American Electric Power, Tampa Electric and Green Mountain Power, to universities such as Iowa and Minnesota, to non-governmental organizations such as World Resources Institute and Rocky Mountain Institute, to cities such as Portland, Oregon, Oakland, California and Chicago, Illinois, to farmers in Iowa and Nebraska and the Iowa Farm Bureau, to the State of New Mexico, the first U.S. state to join CCX. Eligible emission offset projects include agricultural soil carbon sequestration, reforestation,

landfill and agricultural methane combustion, and switching to lower-emitting fuels such as biomass-based fuels.

CCFE

Chicago Climate Futures Exchange is a CFTC designated contract market which offers standardized and cleared futures contracts on emission allowances and other environmental products. Clearing services are provided by the Clearing Corporation and market surveillance services are provided by the National Futures Association. CCFE is a wholly owned subsidiary of Chicago Climate Exchange Inc.

www.chicagoclimatex.com/index.html

ECX

ECX manages the product development and marketing for ECX Carbon Financial Instruments (ECX CFIs), listed and admitted to trading on the ICE Futures electronic platform.

ECX/ICE Futures is the most liquid, pan-European platform for carbon emissions
trading, attracting over 80% of the exchange-traded volume in the market. ECX emissions futures contracts are standardized and all trades are cleared by LCH.
Clearnet.

More than 72 leading businesses, including global companies such as ABN AMRO, Barclays, BP, Calyon, E.ON UK, Fortis, Goldman Sachs, Morgan Stanley and Shell
have signed up for membership to trade ECX products. In addition, several hundred clients can access the market daily via banks and brokers.

www.ecxeurope.com/index flash.php

END

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	16:48 28-Mar-07
Number	9263T

RNS Number:9263T
Climate Exchange PLC
28 March 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Moore Macro Fund LP have a notifiable interest of 1,285,000 shares of 1p each in the Company, representing 3.11% of the Company's issued share capital.

This is calculated on an issued share capital of 41,329,665 shares.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

CLIMATE
EXCHANGE PLC

Press/RNS announcement
10 April 2007

CLIMATE EXCHANGE PLC

INTEL CORPORATION BECOMES A MEMBER OF THE CHICAGO CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that the Intel Corporation is joining its exchange. The full text of the press release follows:

Intel Joins Chicago Climate Exchange®

April 10, 2007 – Intel (NASDAQ: INTC) Corporation reaffirmed its decade-long commitment to reduce its climate change emissions by joining the Chicago Climate Exchange (CCX®). CCX is the world's first and North America's only voluntary, legally binding greenhouse gas emissions reduction, registry and trading program. By joining CCX, Intel has committed to cut its greenhouse gas emissions in the United States by a minimum of 6 percent in absolute terms by 2010.

"At Intel, we are proactively working to reduce our carbon footprint," said Todd Brady, Intel's Corporate Environmental Manager. "We believe participation in CCX provides us with an opportunity to continue to improve our climate change programs and to demonstrate that market- based emissions trading programs can provide flexible and cost effective solutions."

"Intel is a leader in its field and in understanding the strategic value of environmental investment. The Intel brand is synonymous with innovation in the semiconductor industry worldwide, and we welcome their proactive thinking on the issue of climate change as demonstrated by their membership in CCX," said CCX Chairman and CEO Dr. Richard L. Sandor. "Intel's leadership is also reflected in their innovative and comprehensive greenhouse gas emissions management thus far and their expertise will enrich CCX and advance the urgent cause of climate change mitigation worldwide."

Intel worked with the EPA to develop the original Energy Star standard for computers, and helped develop a worldwide industry agreement to reduce emissions of PFCs, believed to be the first voluntary initiative in the world to limit climate change impact. Intel was one of the first companies to participate in the U.S. EPA's Project XL which was an innovative program to streamline environmental permitting requirement while simultaneously improving overall environmental performance

About Intel – Intel, the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom. For more information about Intel's corporate responsibility initiatives, please see www.intel.com/go/responsibility.

About Chicago Climate Exchange, Inc. - CC X is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO_2 emissions exchange.

Contacts

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO Climate Exchange Plc	0207 382 7801
Peter Rigby. Haggie Financial	0207 417 8989

RNS Announcement
12 April 2007

Climate Exchange PLC

Notice of Preliminary Results

Climate Exchange Plc, the world's leading specialist exchange for trading emissions and environmental products, will announce its preliminary results for the year ending 31 December 2006 on Thursday 19 April 2007.

Briefings for analysts will be held on the day at 10.00 a.m. at the offices of Haggie Financial at Roman House, Wood Street, London, EC2Y 5BA. Those wishing to attend should contact Alexandra Parry at Haggie Financial on 020 7417 8989 or by email at alexandra.parry@haggie.co.uk.

An audio webcast of the analysts' presentation will subsequently be available on Climate Exchange Plc's website at www.climateexchange.com

--ENDS--

Contacts

Neil Eckert, CEO, Climate Exchange Plc 0207 382 7801
Helene Crook, Head of Investor Relations 0207 382 7807

Haggie Financial
Peter Rigby/Alexandra Parry 0207 417 8989

Notes to Editors:

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO_2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

http://climateexchangeplc.com

CCX

Chicago Climate Exchange is North America's only, and the world's first, legally binding multi-sectoral, rule-based and integrated greenhouse gas emission registry, reduction and trading system. CCX is the only available mechanism through which US based entities may engage in the integrated carbon market with a linked reduction and trading system and is a vital tool for understanding the price of carbon in all operations. CCX members range from large industrial concerns such as DuPont, International Paper, Baxter Healthcare and Temple-Inland, to utilities such as American Electric Power, Tampa Electric and Green Mountain Power, to universities such as Iowa and Minnesota, to non-governmental organizations such as World Resources Institute and Rocky Mountain Institute, to cities such as Portland, Oregon, Oakland, California and Chicago, Illinois, to farmers in Iowa and Nebraska and the Iowa Farm Bureau, to the State of New Mexico, the first U.S. state to join CCX. Eligible emission offset projects include agricultural soil carbon sequestration, reforestation, landfill and agricultural methane combustion, and switching to lower-emitting fuels such as biomass-based fuels.

http://www.chicagoclimatex.com

CCFE

Chicago Climate Futures Exchange is a CFTC designated contract market which offers standardized and cleared futures contracts on emission allowances and other environmental products. Clearing services are provided by the Clearing Corporation and market surveillance services are provided by the National Futures Association. CCFE is a wholly owned subsidiary of Chicago Climate Exchange Inc.

ECX

ECX manages the product development and marketing for ECX Carbon Financial Instruments (ECX CFIs), listed and admitted to trading on the ICE Futures electronic platform.

ECX/ICE Futures is the most liquid, pan-European platform for carbon emissions trading, attracting over 80% of the exchange-traded volume in the market. ECX emissions futures contracts are standardized and all trades are cleared by LCH. Clearnet.

More than 72 leading businesses, including global companies such as ABN AMRO, Barclays, BP, Calyon, E.ON UK, Fortis, Goldman Sachs, Morgan Stanley and Shell have signed up for membership to trade ECX products. In addition, several hundred clients can access the market daily via banks and brokers.

http://www.ecxeurope.com/index_flash.php

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Final Results - correction
Released	09:39 19-Apr-07
Number	1441V

RNS Number:1441V
Climate Exchange PLC
19 April 2007

The following replaces Climate Exchange PLC's final results released at 7:01am under RNS number 1349V.

The changes are as follows, "to 10.3 million tonnes" deleted from operational highlights.

The full amended text is below.

Press release

For immediate release

19 April 2007

Climate Exchange Plc

Preliminary results for the year ending 31st December 2006

Climate Exchange Plc ("the Group" or "the Company"), the world's leading specialist exchange for trading emissions and environmental products, announces its preliminary results for the year ending 31 December 2006.

Operational Highlights

- Transition from an investment company to the owner and operator of the world's leading environmental financial instruments exchanges
- Successful placing of approximately 10% of the share capital with Goldman Sachs

- Chicago Climate Futures Exchange (CCFE) average daily volume increased to 3,332 tons (2005 : 95 tons)
- European Climate Exchange (ECX) average daily volumes increased by 233% to 1.78 million tonnes
- ECX open interest increased by 331%
- ECX membership increased to 71 members (2005 : 54)
- Chicago Climate Exchange (CCX) average daily volumes increased by 610%.
- CCX membership increased to 238 (2005:131)

Unaudited Pro-Forma Financial Highlights for the year ended 31 December 2006

- Pro-forma operating loss reduced by 30% to £4.7 million from £6.6 million (2005)
- Cash balances were £13.6 million at 31 December 2006 compared with £13.2 million at 31 December 2005

Audited IFRS loss before tax £10,509,069 (2005 : profit of £1,453,715)

2007

- CCX volumes in the first quarter of 2007 were 70,334 contracts
- CCFE volumes in the first quarter of 2007 were 31,636 contracts
- ECX volumes in the first quarter of 2007 were 198,923 contracts
- Plans for Share Premium Reduction announced to allow flexibility to return capital to shareholders once the Group makes profits

Richard Sandor, Chairman, said: "We achieved significant operational progress in 2006 and to see membership growing in not only the US and EU but beyond has been a particular highlight. I believe that this international growth is set to continue and will be achieved through expansion into new industrial and emerging territories and through the development of new specialist products. The benefits of exchange trading, particularly in product innovation and flexibility, are proving attractive in comparison with over the counter trading ("OTC") and this has been, and will continue to be, a factor in our substantial volume growth."

Neil Eckert, Chief Executive, said: "Year on year progress in volumes and membership on both ECX and CCX has been excellent and the first quarter of 2007 has seen this trend continue as our initial unaudited indications are that, for the first time, we have booked a small profit at the operating level. We are encouraged by the global political climate, by the growing impetus for change, by the rapidly growing volumes and membership levels on the exchanges. We are presented with an extraordinary business opportunity."

--ENDS--

Contacts

Climate Exchange Plc

Neil Eckert, CEO,	0207 382 7801
Helene Crook, Head of Investor Relations	0207 382 7807

Haggie Financial

David Haggie / Peter Rigby / Alexandra Parry	0207 417 8989

There will be a presentation to analysts at 10.00am today and a press briefing at 11.30am both of which will be held at Haggie Financial's office at Roman House, Wood Street, EC2Y 5BA.

A link to the webcast of this morning's analysts presentation will be available this afternoon on our website www.climateexchange.com

There will also be a conference call this afternoon at 1.00 p.m. Attending from Climate Exchange will be Richard Sandor, Chairman, Neil Eckert, CEO and Matthew Whittell, CFO. You are invited to call in to speak to the team or to listen in. To access the call:

Dial: +44 (0) 1452 562626
Conference ID: 6180200
Call title: The Climate Exchange Conference Call

Notes to Editors:

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO_2 emissions as well as SO_x and NO_x contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

www.climateexchange.com

CCX

CCX began greenhouse gas emissions allowance trading in 2003 and is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. CCX Members commit to reduce their greenhouse emissions a minimum of 4% below annual average of 1998-2001 by 2006 and 6% by 2010, depending on membership Phase. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, with price transparency and independent third party verification provided by NASD. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO2 emissions exchange.

www.chicagoclimatex.com

CCFE

Chicago Climate Futures Exchange is a CFTC designated contract market which offers standardized and cleared futures contracts on emission allowances and other environmental products. Clearing services are provided by the Clearing Corporation and market surveillance services are provided by the National Futures Association. CCFE is a wholly owned subsidiary of Chicago Climate Exchange Inc.

ECX

ECX manages the product development and marketing for ECX Carbon Financial Instruments (ECX CFIs), listed and admitted to trading on the ICE Futures electronic platform.

ECX/ICE Futures is the most liquid, pan-European platform for carbon emissions trading, attracting over 80% of the exchange-traded volume in the market. ECX emissions futures contracts are standardized and all trades are cleared by LCH. Clearnet.

More than 72 leading businesses, including global companies such as ABN AMRO, Barclays, BP, Calyon, E.ON UK, Fortis, Goldman Sachs, Morgan Stanley and Shell have signed up for membership to trade ECX products. In addition, several hundred clients can access the market daily via banks and brokers.

www.ecxeurope.com/index_flash.php

Climate Exchange plc

Chairman's Statement

2006 was an exciting and important year for Climate Exchange Plc. We have succeeded in positioning the Group at the centre of the rapidly growing market for traded financial instruments designed to deliver global environmental policy objectives. Our strategy has focused on developing our most exciting opportunities. Building on our initial investment, in September 2006, we successfully acquired 100% of the share capital of the Chicago Climate Exchange in the US, and the European Climate Exchange based in Amsterdam. We have made "Climate Exchange" into a brand with international recognition in diverse political and regulatory environments. We also took advantage of market opportunities to dispose of our other investments to further focus our business.

As a consequence, our Company is a fundamentally different entity from a year ago. Last year, we reported as an investment company with minority holdings in a range of businesses focused on climate change mitigation. Today we own and operate the world's leading exchanges specialising in trading environmental financial instruments. We were delighted to garner the support of Goldman Sachs who purchased approximately 10% of the Company's share capital in connection with the acquisition and remains one of our significant investors.

The operating results for both of our exchange subsidiaries demonstrate the rationale for this strategic direction, and we have maintained this momentum into the first quarter of 2007 for which our initial unaudited indications are that, for the first time, we have booked a small profit at the operating level. The unaudited pro-forma operating results for the Group show that our revenues increased to £4.1 million from £0.8 million (2005) excluding an inter-company management fee and our pro-forma loss before tax was reduced to £5.6 million from £6.9 million (2005) excluding payments due to our former investment advisor and the accounting expense of our share option plans. The expense of our option plans, which is not a cash cost, needs explanation. These plans were explained in detail in our EGM notice dated 13 December 2006 and were approved at the EGM on 29 December 2006. The Board had approved a new option plan at the time of the acquisition and placing on 19 September 2006. The then share price and the strike price of the options were 330p. As there were insufficient unissued shares to satisfy the requirements of the option plans, we had to agree the plans subject to EGM approval. The plans were approved on 29 December 2006 by which time the share price had increased markedly by 57% and accounting standards require that this increase is reported as an expense over the expected life of the plans. The Board has also determined to carry out a Share Premium Reduction. This will have the effect of cancelling out the negative distributable reserves and will give the company the flexibility to return capital to shareholders in the absence of other uses once the Company is generating profits.

The European Climate Exchange (ECX) saw its average daily volume increase by 233%, representing more than 80% of the exchange traded volume in Europe. In 2005, a year with only 176 trading days following our April 22 launch, average daily volume was 536,000 tonnes. This increased to 1.78 million tonnes in 2006 (254 trading days). Open interest increased by 331% over the same period. Another sign of healthy progress in a new market is the growth of members. ECX ended the year with 71 members versus 54 in the prior year. ECX pro-forma revenues in 2006 were £2.0 million, and pro-forma operating expenses were £4.5 million

The Chicago Climate Exchange (CCX) saw its average daily volume increase by 610% over 2005. Total volume in the Carbon Financial Instrument (CFI) for 2005 was 1.4 million tonnes, which grew to 10.3 million tonnes in 2006. For the first quarter 2007, average daily volume increased by 167% over the figure for the full year 2006. Our list of members also grew dramatically. We closed 2005 with 131 members which increased to 238 in 2006. Notable additions in 2006 included the first city outside the United States - Melbourne, Australia; the State of Illinois; and key U.S. corporations such as United Technologies, Safeway, Sony Electronics, Eastman Kodak and Intel. In 2007, new members include Cargill and the first utility outside of North America - AGL Energy Ltd.. CCX Group including CCFE below) pro-forma revenues in 2006 were £2.8 million and pro-forma operating expenses were £5.0 million

The Chicago Climate Futures Exchange (CCFE) witnessed the greatest growth in the Group. In 2005 average daily volume in the Sulphur Financial Instrument (SFI) was 95 short tons. This increased to 3,332 tons in 2006. Open interest grew from zero to 127,225 tons. (Revenues and expenses for CCFE in 2006 are included in the CCX Group figures above.) The number of Trading Privileges held increased from 58 in 2005 to 154 in 2006. The trend continued in the first quarter of 2007 in which the average daily volume increased by 274% over the figure for the full year 2006.. We have sold an additional 22 Trading Privileges at $40,000 each. We have also launched the Nitrogen Financial Instrument (NFI), a futures contract on the NOx SIP Call emission allowances issues by the U.S. Environmental Protection Agency. We have recently launched an option contract on the SFI. We plan to offer a futures market on the WilderHill Clean Energy Index (ECO ETF) during the second quarter of the year and we continually look for opportunities to develop new products.

While our exchange operations have been building on the foundations laid in previous years, the political and regulatory backdrop around the world has shown encouraging trends in increasing alignment of strategies, of strengthening the commitment to cap and trade policy measures to deliver environmental goals and of lengthening the time frame over which policies will operate. All these trends have the potential to work in our favour.

In Europe, where a mandatory emissions trading system (the EU ETS) is in operation, the price behaviour in the pilot phase caused some concern amongst market participants and policy makers both in connection with the overall cap applied and the release of emissions data.. We believe that the pilot phase served a valuable role in building capabilities, activating audit procedures, and providing initial price signals that caused an intense focus on carbon management. It is clear from the pilot phase that the market has continued to provide liquidity, even at times of high price volatility, and that prices, with hindsight, have reacted rationally even if not always in line with initial expectations. Policy makers appear to have paid close attention to the lessons of the pilot phase and the market price for Phase II has diverged significantly from the pilot phase prices. Again we view this as a sign of market maturity.

In the U.S., where CCX operates the only voluntary and contractually binding cap and trade system for emissions reductions, momentum has built significantly. CCX's baseline currently represents approximately 10% of the United States' large stationary source emissions. During the first three completed compliance years, CCX members have reduced emissions by 89 million tonnes below baseline. These are the only reductions monitored and independently verified in a

contractually binding system in the world outside of the Kyoto Protocol countries.

Looking ahead, policy signals for the post 2012 period are strong. These include a commitment by the European Union to employ the carbon market as a central tool in achieving a 2020 emissions reduction target of 20% below 1990 levels. The "Stern Report" issued by the United Kingdom government secured major international attention and pointed out the explicit need for investment to mitigate significant potential economic losses worldwide due to climate change. We have also witnessed the first trade in the post Kyoto period, which suggests that some market participants have expectations that markets will play a critical role in the future. In the United States, Congress is considering a number of cap and trade bills, all of which are synergistic with the activities of CCX, and there continues to be significant public interest in taking individual and collective action on climate change. The success of CCFE which has developed our new business line in SOx contracts demonstrates that we are able to move into mandatory markets and capture trading volumes. This evidence supports our view that markets can move over time to capitalise on the economic benefits of on-exchange trading.

As we seek to further the use of market-based mechanisms in support of social and environmental goals, we can be and have been supported by financial grants in research endeavours. We will continue to explore these sources of revenue to finance our research and development.

Whilst the prospects for your company appear to be excellent, we will be dependent on the further penetration of emissions constraints and prices as an ongoing element of the global economy. Expansion of markets and high price volatility for tradable emissions instruments suggest that our role of transparent price discovery and risk transfer will continue to remain critical for the efficiency of the markets.

We are convinced that the momentum is on your Company's side. Scarcity of public goods such as unpolluted air and water will continue. We are convinced that markets remain the best policy tool to deal with these issues. We thank you for your past support and will work to earn your continued support in 2007 and beyond.

Richard Sandor
Chairman
19 April 2007

CHIEF EXECUTIVE'S REVIEW

Group Strategy

Our intention is to generate the world's leading exchanges specialising in trading the asset classes of emissions, water, weather and insurance related products and other environmental asset classes. To achieve this, our immediate strategy to increase shareholder value is:

- to deepen our existing markets, encouraging the move from Over The Counter (OTC) to on-exchange trading and the development of hedging and other financial instruments;
- to engage in the development of new products in our specialist areas; and
- to broaden our geographic reach through expansion into new industrial and emerging territories

Our financial strategy is to operate a classic exchange revenue model deriving fees from trading, membership, marketing information and index licensing which are detailed in the Operating and Financial Review below. Exchanges are scaleable and our cost base can be kept under control as our revenue opportunities expand. We currently have a headcount of 45 and we outsource functions wherever possible. Our opportunities for growth and the areas that will require investment as we expand will be membership, recruitment and marketing, as well as new product research. Our corporate overhead will increase but we will ensure this is always in proportion to the investment opportunity.

Progress Against Our Strategic Goals

CCX is the world's first voluntary and contractually binding emissions exchange. Its membership baseline now stands at some 320 million tones. This represents 10% of the United States' large, stationary sourced emissions output. Put another way, the CCX baseline is larger than Canada's and two and half times larger than either the Regional Greenhouse Gas Initiative (RGGI) or California. Recruitment rates are running at record levels. Offset registration is continuing apace and we continue to develop new methodologies, meet with new project developers and are now closing on significant tonnage of registered offsets where we earn a fee of 12 -15 cents per tonne.

We have begun to recruit on an international basis outside the U.S. and Europe and we now have members in South America, India, China and Australia.

We filed a Designated Contract Market application with the Commodities Futures Trading Commission (CFTC) for CCFE to operate as a futures exchange. This was granted in 2005 and we launched the Sulphur Financial Instrument (SFI), a futures contract on Sulphur Dioxide (SO2) emission allowances issued by the U.S. Environmental Protection Agency ("EPA"). This market has been dominated by over the counter (OTC) trading in the cash market and business started fairly slowly. In 2005, we traded 171 contracts and had nil open interest. In 2006, we traded 28,924 contracts and finished the year with open interest of 5,089 contracts. At the end of the first quarter 2007, we had open interest of 13,183 contracts and have traded 31,365 contracts in this quarter alone. On 23rd February 2007, we launched the Nitrogen Financial Instrument (NFI), a futures contract on Nitrogen Oxide (NOx) emission allowances issued by the EPA. This contract is showing early signs of a good start. The process is beginning whereby we have screen liquidity and can launch products at marginal cost.

The general consensus among industrial and financial market participants is that the European Union has successfully established its trading system and that this will go beyond 2012. There is a stated objective of a 20% reduction by 2020 with bankability from the current scheme through to the post 2012 phase. Within

Europe we will look to the inclusion of more pollutants and an extension of the industry sectors included in the scheme such as aviation.

At ECX like for like volumes were up 233 % over last year. During the 4th quarter 2006, we launched an option on the EU carbon future. This has yet to become liquid and this is one of our strategic goals for 2007. We also wish to encourage quarterly liquidity in a market that predominantly trades the annual December expiry contract. We especially want to focus on the financial players and also look forward to seeing major banks launch structured products. The number of ECX members has grown to over 75.

Operations

Climate Exchange Plc is now structured as a holding company. We own 100% of the Chicago Climate Exchange Inc (CCX) based in Chicago. CCX operates a voluntary but contractually binding greenhouse gas emission reduction program and provides a centralized marketplace to trade Carbon Financial Instruments. CCX earns its revenues from trading charges, membership fees and registration fees for emission mitigation projects. CCX also owns CCFE, a CFTC designated contract market that offers trading in the Sulfur Financial Instrument and Nitrogen Financial Instrument. These futures contracts are based on SO2 and NOx emission allowances that are required under mandatory emissions programmes in the U.S. CCX employs 34 people in Chicago and New York.

We also own 100% of the European Climate Exchange (ECX). Based in Amsterdam, Netherlands, ECX operates a futures exchange that offers futures and options on the European Carbon Financial Instrument, a contract based on the European Union emission allowances. ECX earns its revenues from trading charges and membership fees. ECX's futures contracts are traded on a platform owned and operated by ICE under a cost and revenue sharing agreement. ECX employs 6 people in Amsterdam and London.

The Company has other subsidiary enterprises, chiefly engaged in the development of new business opportunities and providing marketing and other support services to our exchange businesses.

Outlook

We face an extraordinary opportunity. We have chosen to position ourselves at the nexus of two business sectors that have great potential to deliver value to our shareholders.

- The first is the exchange space where nearly all major public quoted exchanges have experienced surging development in their business coupled with rising share prices
- The second space is that of emissions trading and climate change in general. Again, this is a space that is encountering very high levels of interest both in terms of news flow and from the financial community

Today's tasks in operational terms are to further develop our positioning in

Europe, the U.S. and Canada where we already have an agreement with the Montreal Exchange. In product terms, CER markets are truly global and are likely to represent a significant new business opportunity in 2007. Next, since only 10% of the world's carbon emissions trade in a mandatory system, we hope to create the same opportunities in South America, India, China, Asia and the Middle East. Both our business model and our delivery capability are ultimately scaleable.

Our challenge is to maintain a lead market share in both mandatory traded markets such as CO2 in Europe and SOx in the U.S., and to build a strong market position in non mandatory markets. In this regard we have the unique opportunity of being the only exchange to trade in voluntary but contractually binding markets where we are currently experiencing exponential growth. Our view is that mandatory markets will not occur before 2010 in the U.S. and 2013 in India and China. We enjoy first mover advantage and are currently engaged in membership recruitment and trading on a global basis.

Progress during the first quarter of 2007 has continued the rapid growth rates seen at the end of last year. CCX volumes for the quarter were 70,334 contracts, CCFE volumes for the first quarter were 31,636 contracts and ECX volumes for the first quarter were 198,923 contracts.

About Climate Exchange Plc

Milestones

1995	First ever cap & trade program launched in North America to reduce sulphur dioxide emissions
December 1997	Kyoto Protocol unanimously adopted. Text provides for "flexible mechanisms", including emissions trading
1999	Kyoto Treaty was finally negotiated with commitment from the European Union to develop a cap & trade system for carbon dioxide
2002	Founder member group established in Chicago in order to launch the world's first voluntary but contractually binding cap & trade emissions system
2003	Chicago Environmental Plc established as a fund. £15 million raised in London on the AIM market to back the trading launch of CCX
December 2003	CCX launches trading of the Carbon Financial Instrument, a

	CO2 spot contract
2004	Further £15 million raised to back the launch of the Chicago Climate Futures Exchange ("CCFE") in the U.S. and the European Climate Exchange ("ECX") in Europe Name changed to Climate Exchange Plc
October 2004	The Commodity Futures Trading Commission approved CCFE's application to operate as a Designated Contract Market in the U.S.
December 2004	CCFE launches the Sulphur Financial Instrument, a futures contract on the US EPA SO2 emissions allowance
April 2005	The European Emissions Trading System ("EU ETS") futures contracts are launched on ECX under a revenue sharing agreement with the ICE Futures in London
September 2006	Acquisition of 100% of CCX and ECX. Founder interests in the subsidiary companies are exchanged for shares in the publicly quoted holding company 10% of the Company's issued share capital placed with Goldman Sachs
October 2006	First option contract launched on the European carbon future
February 2007	CCFE launches the Nitrogen Financial Instrument, a futures contract on the US EPA NOx emission allowance
April 2007	CCFE launches an options contract on Sulphur Financial Instrument futures contract

Neil Eckert
Chief Executive Officer
19 April 2007

OPERATING AND FINANCIAL REVIEW

Unaudited Pro-Forma Financial Highlights for the year ended 31 December 2006

- Pro-forma operating loss reduced by 30% to £4.7 million from £6.6 million (2005)

- Cash balances were £13.6 million at 31 December 2006 compared with £13 million at 31 December 2005

- Audited IFRS loss before tax £10,509,069 (2005 : profit of £1,453,715)

The figures above and in the pro-forma financial summary table below are extracted from unaudited management accounts of the Group. These have been prepared on a pro-forma basis assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the relevant periods. The audited consolidated financial statements of the Group for 2006 and for the 2005 comparative year contained in this document have been prepared in accordance with IFRS. Accordingly, the operational results for the businesses of both CCX and ECX as set out in the audited financial statements are consolidated only from the date of the acquisition of 100% of CCX and ECX on 19 September 2006.

Pro-forma financial summary

In order to set out a comparable summary of the operating performance of the businesses of CCX and ECX, now wholly owned by Climate Exchange, the following table of key financial data has been prepared assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the two full financial periods to 31 December 2006. These figures have not been audited and do not form part of the audited financial statements of the Group.

	2006	2005
	£	£
Revenue		
CCX	2,840,706	1,115,209
ECX	1,972,660	342,602
Operating expenses		
CCX	(4,980,320)	(4,625,350)
ECX	(4,513,375)	(3,478,818)
Operating loss	(4,680,329)	(6,646,357)
Net corporate overhead (mainly head office cost)	(922,215)	(301,086)
Loss before tax*	(5,602,544)	(6,947,443)
Cash and cash equivalents at year end	13,568,858	13,173,969

- Adjusted to exclude the investment advisors' termination payment of £5,500,000, investment advisors' fees and the deemed expense of share-based payments of £3,791,307.

The number of shares in issue at 31 December 2006 was 41,329,665. In addition, up to a further 3,636,363 shares may be issued under the contingent payment terms of our acquisition of 19 September 2006 and 1,405,941 shares and options over 8,638,085 shares may be issued under the terms of the share option plans approved by shareholders at our EGM on 29 December 2006.

Operational Highlights

We have seen continued growth in volumes both in Europe and in America.

Volumes Traded (In metric tonnes unless otherwise stated)

	2006	2005
ECX CO2 total traded volume	452,774,000	94,348,000*
ECX CO2 total Open Interest	64,617,000	15,002,000
CCX CO2 total traded volume	10,272,400	1,446,800
CCFE SO2 total traded volume#	28,924	171
CCFE SO2 total Open Interest	5,089	0
CCFE NOx total traded volume#	-	-
CCFE NOx total Open Interest	-	-

* April 22 2005 (first day of trading) to 31 December 2005
# Number of Contracts

Membership as at year end

	2006	2005
ECX membership	71	54
CCX membership	238	131
CCFE membership	154	58

Fees

The tables below set out certain key fee scales which apply to our businesses at present. Our traded volume figures are made public on a daily basis on the Company's website, and the information below is intended to provide additional information on the structure of the Group's revenue model.

Fee Schedule - ECX CFI Futures and Options Contracts

Fee Type	Amount
Exchange Fee	
Members	€2.00 pet lot per side (€0.002 per tonne)
Order-routers	€2.50 per lot per side (€0.0025 per tonne)
LCH. Clearnet Clearing Fee	
All business*	€2.00 per lot per side (€0.002 per tonne)
LCH.Clearnet Delivery Fee	
All business*	€2.00 per lot per side (0.002 per tonne)
Membership Fees	
Application Fee	€2,500 (waived for existing ICE Futures members)
Annual fee	€2,500 per annum

* All business includes screen trades, block and EFPs

Fee Schedule - CCX

Trading Platform	
Overnight or Block Trades	$5.00 per side
Day Trade	$2.00 per side
Break Even Day Trade	$0.00per side
Spread	$2.00 per side
Administration Fees	
Bilateral Option Trade Registration Fee	$1.00 per side
Cash Forwards	$5.00 per side
Cash Transaction Transfer Fee	$5.00 per side
Carbon Stock Issuance Fee	$6.00
Donation of CFIs	$5.00 per side
Early Action Credit Registration Fee	See offset registration fee
EU Transfers	$5.00
Intra Company Transfer Fee	$5.00 Assessed to transferor
Lending Fee	
•CCX Lending Pool	$4.00 per side
•Member to Member Lending Fee	$1.00 per side
Offset Registration and/or Cancellation	

Fee	
•Annex 1 Countries	$15.00
•Non-annex 1 Countries	$12.00
•"Grandfathered" Projects	$10.00
Option Exercise Fee	$5.00 per side
Sale of Super Reductions	$5.00 per side
Voluntary Retirement of CFIs	$5.00
Other Fees	
Late Payment Fees	
•Registration and Cancellation of Offsets, Carbon Stocks & Early Action Credits	3% of amount due if not paid within 30 days
•All Other Administrative Fees	$25 if not paid within 30 days
Sub Account Maintenance Fee (to be assessed upon the creation of each sub account and annually on January 1st thereafter)	$250 per account
Membership Fees	
CCX charges its members both enrolment fees and an annual membership fee. The fees paid depend on the size of the enterprise and its emissions baseline as well as the type of membership and other factors.	

Fee Schedule - CCFE

Sulphur Financial Instrument	
Trading Platform Transaction Fees	
Trading Privilege Holders (CCFE Members)	$1.60/contract/half-turn
Customers	$2.00/contract/half-turn
Delivery Fee	
All Parties	$2.00/contract
Nitrogen Financial Instrument	
Trading Platform Transaction Fees	
Trading Privilege Holders (CCFE Members)	$2.00/contract/half-turn
Customers	$2.50/contract/half-turn

Delivery Fee	
All Parties	$7.50/contract

Principal Risks and Uncertainties

Climate Exchange operates in new and rapidly developing business areas. As a consequence, we are inevitably exposed to risks and levels of uncertainty that have the potential to impact our business prospects materially. The risks and uncertainties which we believe are of most significance are set out below.

Regulatory Environment

Our business is built on the implementation of national and international policies to address environmental issues through the use of cap and trade systems. While this methodology is widely regarded as efficient from an economic perspective, it is not the only approach that governments and supranational organisations may choose to adopt. In particular, tax- based mechanisms and command and control approaches are frequently discussed as alternatives. If cap and trade systems fail to deliver the desired environmental results, or if the political climate renders other approaches more desirable to legislators our business may be adversely affected.

In particular, while recent public pronouncements, especially in the U.S. and Europe, offer hope that cap and trade systems will continue to operate post 2012, the end of the Kyoto compliance period, there can be no assurance that our main markets will continue to benefit from the current legal framework that defines them after that time.

Market Activity

Exchange revenues and profitability are dependant on the levels of activity in its markets. A slowdown in activity or a shift away from on-exchange to cleared OTC trading in our core products could lead to a drop in trading volumes and so adversely affect our revenues.

Regulatory position

Climate Exchange operates in the financial markets, an area subject to detailed and changing regulation in most major jurisdictions. At present, its European business is conducted through its agreement with ICE, a "Recognised Investment

Exchange" and is not itself subject to FSA regulation. In the US, CCFE operates as a Designated Contract Market and is subject to regulation by the Commodities Futures Trading Commission. CCX has elected to operate as an Exempt Commercial Market. Should the regulatory framework change and/or should we fail to continue to meet the requirements of the regulatory regime to which we are subject then our ability to conduct our business may be revoked and/or sanctions applied.

Competitive Pressure

We have direct competition in the European market from other exchanges that offer competing products. In the U.S., it is likely that a move to a mandatory cap and trade system for greenhouse gas emissions would similarly increase the level of competition that we experience. While we currently maintain high levels of market share in both of our major markets, this cannot be assured for the future. We may see lower market share levels or face price pressure or both.

IT infrastructure

Our business is based on the operation of electronic marketplaces. These require high levels of IT infrastructure and reliability is a critical factor in maintaining market confidence. In Europe and the US, we are reliant on the stability of the systems operated by ICE. In the US, we are also responsible for some of our own systems. Any failure in the IT systems on which we rely not only reduces the revenues we can expect but may also be damaging to market confidence and undermine our competitive position.

Financing

In the event of unforeseen circumstances, we may need access to additional capital. Our access to capital markets may not always be available. Any additional equity financing may be dilutive to holders of ordinary shares and any debt financing, if available, may require restrictions to be placed on future financing and operating activities.

Employees

The success of our business depends, inter alia, upon the support of our employees and, in particular, the Executive Directors and senior managers within business areas. The loss of key members of our staff could have a material adverse effect on our performance. To prevent this, key employees are appropriately incentivised and this was endorsed by our shareholders at the EGM in December.

OUR STAKEHOLDERS

Our Shareholders

Climate Exchange Plc is AIM listed on the London Stock Exchange. The Company was established with the support of with a small cadre of initial investors who subscribed at the initial fund raisings. Over time, as our business has grown,

so too has our shareholder base. Our free float is in excess of 70% of the share register with Richard Sandor, management and Goldman Sachs being subject to lock in contracts. The period of these lock in contracts depends on the Company's performance but in all cases we regard these categories of shareholders as long term.

Our strategy is to maintain frequent contact with our shareholders but in any event to communicate at least four times per year through our interims, our finals and two pre-close trading statements. Our current shareholder constituency is made up mainly of UK institutional investors but we are beginning to see an increased level of holding from institutions based in the United States of America.

Our Customers

Our customers are made up of two main constituents. The first is that of natural industry participants (naturals) who have a legally based exposure to the emissions market and a compliance requirement to understand their emissions profile and their need to trade. The second constituency is the financial community who trade or speculate in the asset classes that are traded via our exchanges. Our job is to maintain strong relationships with both fraternities. The first is vital as it creates a marketplace and is a conduit to the end user. The second is equally vital in so far as it creates the liquidity pool without which these markets cannot succeed. With the birth of any market, it will encounter constraints as major institutions build their resources to manage and trade in these new markets. We are happy that our customers are developing these capabilities and will stay focused on working with them as markets develop.

Our Suppliers

Our key suppliers are IT and clearing services. In other respects we are a small business where there is little cost sensitivity. We believe that we have a good understanding of both the clearing and the IT requirements of our business.

Our Brand

We own the only internationally recognised exchanges dedicated to the environmental space and there is exceptional interest in our brand. We are committed to maintaining both our environmental and financial integrity.

Brand in the exchange market is particularly important. Historically, there have been certain contracts and exchanges that are trail blazers for their generic markets.

It is our intention to link the extensive international interest in emissions trading with recognition of Climate Exchange as the leading exchange brand in this field.

Our People

We have a small but dedicated staff. They put in an extraordinary commitment in terms of both time and dedication to their roles. Key members of our staff have options packages which have the potential to make a material difference to their finances. As a small organisation decision taking is swift and ownership responsibility is understood.

Membership List - 2005/2006/1Q 2007

CCX - Full Members

Abititbi-Consolidated Inc	*Lancaster County Solid Waste Management Authority
American Electric Power	Manitoba Hydro
Amtrak	**Masisa S.A.
Aracruz Celulose	MeadWestvaco Corp.
Aspen Skiing Company LLC	**Meister Cheese Co. LLC
**Associated Electric Cooperative Inc.	**Michigan State University
**Atlantic County Utilities Authority	Motorola, Inc.
Baxter Healthcare Corporation	New Belgium Brewing Co. Inc.
Bayer Corporation	Ozinga Brothers Inc
**Cargill, Incorporated	**Petroflex Industria e Comercio SA
*Cenibra Nipo Brasiliera S.A.	Premium Standard Farms
Central Vermont Public Service Corporation	**Puget Sound Energy, Inc
*City of Aspen	*Rhodia Energy Brasil Ltda
City of Berkeley	Roanoke Electric Steel Corp.
City of Boulder	Rolls-Royce
City of Chicago	*Safeway Inc.
City of Oakland	San Joaquin County Regional Rail Commission
*City of Portland, Oregon	*Smurfit-Stone Enterprises Inc.
Dow Corning	*Square D Company
Dupont	ST Microelectronics

*Duquesne Light Company	*State of New Mexico
Ford Motor Company	Stora Enso North America
Freescale Semiconductor	**Suzano Papel E Celulose SA
Green Mountain Power	TECO
*Hadlow College	Temple-Inland Inc
IBM	Tufts University
Interface Inc	**University of Idaho
International Paper	University of Iowa
**Jim Walter Resources, Inc.	University of Minnesota
*King County, Washington	University of Oklahoma
Klabin S.A.	*Wasatch Integrated Waste Management District
*Knoll, Inc.	Waste Management, Inc.

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

CCX - Associate Members

Access Industries	Midwest Energy Efficiency Alliance
Airtricity Inc.	Millennium Cell
Amerex Power Ltd.	Mithun, Inc.
American Coal Ash Association	Natural Capitalism, Inc.
American Council on Renewable Energy	Ohio Air Quality Development Authority
American Renewable Energy	Open Finance LLC
**The Big Print LLC	Orion Energy Systems Ltd
Carbonfund.org Foundation	Pax World
Cloverland Inc.	Polar Refrigerant Technology
*CO2 Australia	Presidio School of Management
**Coadys	PRMIA
Confederation of British Industry	*ProLogis Logistics Services Inc.

Delta Institute	Reknewco Ltd.
Domani LLC	RenewSource Partners LLC
*Econergy International	Rocky Mountain Institute
Foley & Lardner	Rumsey Engineers Inc.
*Generation Investment Management LLP	Sieben Energy Associates
Global Change Associates	Sullivan & Cromwell LLP
Green Mountain Energy Company	**Supported International Immersion Programs
Houston Advanced Research Center	**The Sustainable Group
Intercontinental Exchange	TerraPass Inc.
Jesuit Community of Santa Clara University	Thermal Energy International
KLD Research and Analytics	Vanasse Hangen Brustlin, Inc
**Lobster.com	World Resources Institute
MB Investments LLC	

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

CCX - Participant Members

** Ag Business Solutions LLC	**Grey K Environmental Offshore Fund Ltd.
AGS Specialists LLC	**GT Environmental Finance
Amerex Power Ltd.	Haley Capital Management
*Asociacion contra el Cambio Climatico Greenoxx	*Heath & Associates, Inc.
**Beartooth Capital Partners LLC	**Highland Energy Inc.
*Beijing Shenwu Thermal Energy Technology Co. Ltd.	*Hubei Sanhuan Development Corporation Ltd.
**Black River Clean Energy	ICAP Energy LLC

Investement Fund LLC	
**Black River Commodity Energy Fund LLC	*Infinium Capital Management LLC
**Black River Commodity Fund Ltd	*Intrepid Technologies, Inc.
**Black River Commodity Select Fund Ltd	Iowa Farm Bureau
Breakwater Trading LLC	**James Jay Castino
Cahnman, Raymond S.	**Jane Street Global Trading LLC
Calyon Financial Inc.	*Kentucky Corn Growers Association
**Carbon Farmers LLC	*Koch Supply & Trading LP
**Carbon Green LLC	Kottke Associates, LLC
*Carbon Market Solutions Ltd.	**LandGas Technology LLC
*Carbon Resource Management Ltd	**Lehman Brother Commodity Services Inc.
*Cargill Power Markets LLC	*Lugar Stock Farm
*Cashman, Thomas J	**MACED
*C-Green Aggregator Ltd.	Marquette Partners, LP
**CNX Gas Corporation	**Marsus Capital LLC
*CO2 Australia	*MGM International
*CommonWealth Resource Management Corp.	*Microgy, Inc
**Community Energy Inc.	*MSM Capital Partners LLC
*Conservation Services Group	*National Carbon Offset Coalition
**CSS Investment Partners I, LP	Natsource LLC
*Delta P2/E2 Center LLC	*North Dakota Farmer's Union
Eagle Market Makers, Inc.	*North Moor Capital Advisors LLC
**East Central Solid Waste Commission	**Option Insight Partners
*Econergy International	*ORBEO
**Eco-nomics Incorporated	Peregrine Financial Group, Inc.
*Ecoreturns LLP	**Phase 3 Development & Investments, LLC
**Ecosecurities Capital Ltd.	Precious Woods Holding, Ltd

*Engler Properties1 Ltd.	*ProLogis Logistics Services Inc.*
*Environmental Carbon Credit Pool LLC	Rand Financial Services, Inc.
Environmental Credit Corp.	**RCM International LLC
*Evolution Markets LLC	*Rice Dairy LLC
*EXO Investments	Serrino Trading Company
*FC Stone, LLC	*Sexton Energy LLC
FCT Europe Ltd.	Shatkin Arbor, Inc.
*First Capitol Risk Management LLC	**Spectron Energy Services Limited
First New York Securities LLC	*SR Energy LLC
**Flatlander Environmental	**Standard Carbon LLC
**FORECON EcoMarket Solutions LLC	*Stark Event Master Fund Ltd
*Fortell Business Solutions Pvt. Ltd.	Sustainable Forestry Management Limited
*Friedberg Mercantile Group, Ltd.	*Swiss Re Financial Products Corp.
*Gallo Cattle Company	**Tatanka Resources LLC
*Galtere International Master Fund L.P.	*TEP Trading 2 Limited
**Geosyntec Consultants Inc	The League Corporation
*GFI Securities LLC	*Three Phases Energy Services LLC
**GLG Global Utilities Fund	TradeLink LLC
Goldenberg, Hehmeyer & Co.	Tradition Financial Services Ltd.
*Grand Slam Trading	TransMarket Group LLC
*Granger Holdings LLC	**Vessels Coal Gas Inc.
*Greater Lebanon Refuse Authority	**Wexford Catalyst Trading Limited
**Green Dragon Fund	**Wexford Spectrum Trading Limited
Grey K Environmental Fund LP	*Xi'an Zhongyang Electric Corporation

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

CCX - Exchange Participants

*Addison Lee PLC	**PURE-The Clean Planet Trust
Business and the Environment Club	Renewable Ventures, LLC
of Harvard Business School	*Sebesta Blomberg & Associates
*Carbon Credit Management LLC	Seyfarth Shaw
*Clean Air Conservancy	*Shift Green
*CO2 Retire	*Sustainable Energy Partners
Flynn Ventures, LLC	*Teko, LLC
Jenner and Block	**TetraTech EM, Inc
*Live It Green LLC	*World Bank

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

CCFE -Clearing Trading Privilege Holders

ADM Investor Services Inc.	JP Morgan Futures Inc.
Barclay's Capital Inc.	Kottke Associates LLC
Bear, Stearns Securities Corp.	Man Financial Inc.
Calyon Financial Inc.	Merrill Lynch, Pierce, Fenner & Smith, Inc.
*Credit Suisse Securities (USA) LLC	*Prudential Bache Commodities, LLC
Fimat USA, LLC	Tradelink LLC
*Fortis Clearing Americas LLC	*UBS Securities LLC
Goldman Sachs & Co.	

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

ECX MEMBERSHIP

Accord Energy
ADM Investor Services
**All Energy Trading
**Ambrian Commodities
Amerex Futures
Atel Trading
Bache Financial
Banco Santander
Barclays Capital
Bear Stearns International
BHF Bank
BNP Paribas Commodity Futures
*BOT
BP Gas Marketing
Breakwater Trading
British Energy Trading
Calyon Financial
CEZ
*Citadel Equity Fund
**Citygroup GlobalMakets
Climate Change Capital
Credit Suisse First Boston
*Deriwatt
Deutsche Bank
Dresdner Bank

E On UK
*E&T Energie
*EDF Trading
Eletrabel
*Endesa Generacion
Fimat International Banque
Fortis Bank Global Clearing
*Gazprom
Goldman Sachs
HSBC Bank
ICAP Securities
*IMC
**Infinium Capital Management
JP Morgan Securities
*Jump Trading
Kyte Broking
*Lehman Brothers International
*MBF Clearing Corp
Madison Tyler Trading
MAN Financial
Marex Financial
Marquette Partners
Merrill Lynch Commodities
Merrill Lynch International
Mizuho Securities
*Monument Securities
Morgan Stanley & Co International
Natixis Commodity Markets
*Optiver US
Optiver VOF
Rand Financial Services
*RBC Capital Markets Corporation
*R.J. O'Brien & Associates
Saxon Financials
Scottish Power Energy
SEB Futures
Sempra Energy Europe
Shell Energy Trading
Shell International Trading & Shipping
Smartest Energy
Spectron Energy Services
Spike Financial Services
Starmark Trading
TFS Derivatives
The Kyte Group
ThyssenKrupp
Tradelink
UBS
UBS Clearing & Execution Services
*Universal Data
*XConnect Trading
**Wachovia Bank

Members as at 31.12.2005
*Members as at 31.12.2006
**Members as at 31.03.2007

Climate Exchange plc

Consolidated Income Statement

For the year ended 31 December 2006

		2006	2005
		£	£
	Revenue	1,090,116	-
	Expenses:		
	Investment advisory fees	(374,845)	(505,350)
	Investment advisory compensation payment	(5,500,000)	-
	Personnel costs:		
	- equity-settled share based payment expense	(3,791,307)	-
	- other personnel costs	(1,354,704)	(26,750)
	Other expenses	(1,185,064)	(274,338)
	Total expenses	(12,205,920)	(806,438)
	Results from operating activities	(11,115,804)	(806,438)
	Net capital gain on investment securities	1,007,558	78,693
	Unrealised foreign exchange (loss)/gain on revaluation of investments	(1,283,942)	1,358,796
	Interest income	883,119	822,664

	Net finance income	606,735	2,260,153
	(Loss)/profit before income tax	(10,509,069)	1,453,715
	Income tax	-	-
	(Loss)/profit for the period	(10,509,069)	1,453,715
	Basic and fully diluted (loss)/profit per ordinary share (pence)	(31.68)	4.85

Climate Exchange plc

Consolidated Balance Sheet

As at 31 December 2006

	2006 £	2005 £ £000's
Assets		
Cash and cash equivalents	13,568,958	8,136,021
Trade and other receivables	1,464,697	452,297
Investments	-	21,029,917
Intangible assets	51,615,968	-
Property, plant and equipment	110,990	-
Total assets	66,760,613	29,618,235
72,064		
Liabilities		
Trade and other payables	6,922,645	275,582
Total liabilities	6,922,645	275,582
Equity		
Share capital	413,297	300,000
Share premium	60,998,200	28,623,695
Reserves	(1,573,529)	418,958
Total equity	59,837,968	29,342,653
Total equity and liabilities	66,760,613	29,618,235

Climate Exchange plc

Consolidated Statement of Changes in Equity
For the year ended 31 December 2006

	Share capital £	Share premium £	Shares to be issued reserve £	Retained reserves £	Foreign exchange reserve £	Total £	
Net assets at beginning of year	300,000	28,623,695	-	418,958	-	29,342,653	27
Share issue proceeds	113,297	32,374,505	-	-	-	32,487,802	
Contingent consideration	-	-	10,654,544	-	-	10,654,544	
On acquisition	-	-	-	(5,276,866)	-	(5,276,866)	
(Loss)/profit for the year	-	-	-	(10,509,069)	-	(10,509,069)	1
Share option expense	-	-	-	3,791,307	-	3,791,307	
Exchange difference on translation of foreign subsidiaries	-	-	-	-	(652,403)	(652,403)	
Net assets at end of year	413,297	60,998,200	10,654,544	(11,575,670)	(652,403)	59,837,968	29

Climate Exchange plc

Consolidated Statement of Cash flows

For the year ended 31 December 2006

	2006	2005
	£	£
Cash flows from operating activities		
(Loss)/profit before income tax	(10,509,069)	1,453,715
Profit on disposal of investment securities	276,384	(1,437,489)
Depreciation	9,014	-
Equity - settled share based payment expense	3,791,307	-
Foreign currency movement on acquisition	(2,534,672)	-
Operating cash flows before movements in working capital	(8,967,036)	16,226
Increase in trade and other receivables	(463,145)	(367,349)
Increase in trade and other payables	4,309,233	82,561
Net cash outflow from operating activities	(5,120,948)	(268,562)
Cash flow from investing activities		
Acquisition of subsidiaries, net cash acquired	(3,540,039)	-
Purchase of investment securities	-	(2,329,611)
Proceeds from sale of investment securities	2,057,558	637,612
Purchase of property, plant and equipment	(30,899)	-
Cash outflows from investing activities	(1,513,380)	(1,691,999)
Cash flow from financing activities		
Cash proceeds from issue of shares	12,231,188	-
Cash inflows from financing activities	12,231,188	-
Increase/(decrease) in cash and cash equivalents	5,596,860	(1,960,561)
Cash and cash equivalents at beginning of year	8,136,021	10,096,582
Cash and cash equivalents at end of year	13,568,958	8,136,021

Note

Intangible assets represents goodwill on the acquisition of CCX

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RNS Number:6465W

Climate Exchange PLC

15 May 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Harbinger Capital Partners Masters Fund I, Ltd and Harbinger Capital Partners Special Situations Fund, LP have a notifiable interest of 6,204,083 ordinary shares of 1p each in the Company, representing 15.01% of the Company's issued share capital.

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Formation of the CaCX
Released	13:19 29-May-07
Number	3597X

RNS Number:3597X
Climate Exchange PLC
29 May 2007

PRESS RELEASE

For Immediate Release

29 May 2007

CLIMATE EXCHANGE PLC

FORMATION OF THE CALIFORNIA CLIMATE EXCHANGE

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that it is forming the California Climate Exchange. The full text of the press release follows:

Chicago Climate Exchange, Inc. (CCX) announces formation of the California Climate Exchange (CaCX)

New Exchange to develop financial instruments relevant to California's Global Warming Solutions Act

(May 2007) Chicago Climate Exchange, Inc. (CCX) announced today that it is forming the California Climate Exchange (CaCX) to develop and trade financial instruments relevant to the California Global Warming Solutions Act, AB32, recently signed by Governor Arnold Schwarzenegger, which calls for a mandatory reduction in California's greenhouse gas emissions as of 2012, with mandatory reporting of emissions to commence in 2008.

"We congratulate the pioneering initiative of the great State of California, the legislature and the people of California and know that implementing any emissions trading that may ensue will require price transparency and efficient, exchange-based systems for maximum success," said Dr. Richard L. Sandor, Chairman and CEO of Chicago Climate Exchange.

He added, "CCX has uniquely already accomplished a demonstration linkage between CCX, the only operational cap-and-trade greenhouse gas system in the United States, and the only other operational trading system, the European Union's Emissions Trading Scheme, through our member, Baxter Pharmaceuticals. To the

extent a market emerges in California, CCX and the California Climate Exchange can easily and cost-efficiently accomplish linkage with other national, regional and global markets."

Product development will be ready for operation in accordance with the evolution and needs of California and AB32. CCX has a number of members with headquarters and operations in California, including Sacramento County, the cities of Oakland and Berkeley, Safeway, Cloverland, Environmental Credit Corporation, Intel, and Sony Electronics.

Contacts

Richard Sandor, Chairman, Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO, Climate Exchange Plc	0207 382 7801
Peter Rigby/Alexandra Parry, Haggie Financial	0207 417 8989

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO_2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO_2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock

Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	NRG Energy, Inc. joins CCX
Released	07:00 31-May-07
Number	4733X

RNS Number:4733X
Climate Exchange PLC
31 May 2007

PRESS RELEASE

For immediate release

31 May 2007

CLIMATE EXCHANGE PLC

NRG Energy, Inc. Joins Chicago Climate Exchange

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that NRG Energy, Inc. has joined the exchange.

The full text of NRG Energy, Incorporated's press release follows:

"NRG Energy, Inc. Joins Chicago Climate Exchange:

Supports First Voluntary Greenhouse Gas Emissions Reduction,

Registry and Trading Program

Princeton, NJ; May 30, 2007 - NRG Energy, Inc. (NYSE: NRG) has joined the Chicago Climate Exchange (CCX), the world's first voluntary and legally binding greenhouse gas emissions reduction, registry and trading program. NRG joins global companies such as Bayer Corporation, Ford, IBM and Intel as a member.

"Joining the Chicago Climate Exchange is part of our ongoing program to increase our carbon awareness, track our emissions, and address climate change proactively," said David Crane, President and CEO, NRG Energy, Inc. "A cap-and-trade system, like CCX's, will minimize the cost of achieving carbon reductions because it allows the lowest cost emission reductions to be used to help meet reduction targets."

CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases.

Dr. Richard Sandor, Chairman and Chief Executive Officer of CCX said, "In joining CCX, NRG continues its pioneering efforts to address climate change and help develop mitigation options, as well as contribute to the building of the CCX global emissions reduction and trading system. As a financial institution with economic, environmental and social objectives, CCX is proud of the contribution NRG will make and we look forward to their collaboration and participation."

About NRG

A Fortune 500 company, NRG Energy, Inc. owns and operates a diverse portfolio of power-generating facilities, primarily in Texas and the Northeast, South Central and Western regions of the United States. Its operations include baseload, intermediate, peaking, and cogeneration facilities and thermal energy production. NRG also has ownership interests in generating facilities in Australia, Germany and Brazil. More information on NRG is available at www.nrgenergy.com.

About CCX

CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, with price transparency and independent third party verification provided by NASD. The Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his work in founding CCX. For a full list of CCX members, daily prices and other program information, see www.chicagoclimateexchange.com. CCX is a wholly owned subsidiary of Climate Exchange Plc, a public stock company listed on the AIM Market of the London Stock Exchange. Climate Exchange Plc also owns the European Climate Exchange, Europe's leading CO2 emissions exchange.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions and typically can be identified by the use of words such as "will," "expect," "believe," and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially.

NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov."

Contacts:

Neil Eckert, CEO, Climate Exchange Plc 0207 382 7807
David Haggie/Peter Rigby, Haggie Financial 0207 417 8989

END

Close

CLIMATE EXCHANGE PLC

RNS Announcement
7 June 2007

CLIMATE EXCHANGE PLC

Chicago Climate Futures Exchange to Launch Futures Contract on WilderHill Clean Energy Index (ECO) on July 13

The Chicago Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, announces that the Chicago Climate Futures Exchange is launching a futures contract on WilderHill Clean Energy Index (ECO) on July 13. The full text of the press release follows:

Chicago Climate Futures Exchange to Launch Futures Contract on WilderHill Clean Energy Index (ECO) on July 13

(Chicago – June 7, 2007) Chicago Climate Futures Exchange ™ (CCFE ™), a wholly-owned subsidiary of Chicago Climate Exchange® Inc. (CCX®) announced today it will launch a futures contract on WilderHill Clean Energy Index (ECO) on Friday, July 13, 2007. The launch represents the first time a stock index futures contract is listed on an environmental derivatives exchange .The launch follows an agreement between Wilder Shares LLC, a provider of innovative indices for the clean energy and environmental sectors, and CCX.

"The CCFE ECO-Index ™ futures contract, the first stock index futures contract to be listed on CCFE, will allow the financial community interested in the clean energy space to diversify their risks of investing in renewable companies while tapping into the growing popularity of this sector." said Dr. Richard Sandor, Chairman and CEO of CCX. "The launch of the ECO-Index in CCFE also signals our continued commitment to creating new innovative markets in the environmental space."

"We're delighted to partner with CCX to bring this cutting-edge futures product to the environmental finance arena, one that allows investors to participate in emerging clean energy with new diversification and in ways unheard of even a few years ago," said Dr. Rob Wilder, CEO of WilderShares LLC and Manager of ECO.

The WilderHill Clean Energy Index is the first U.S. index comprised of companies with a focus on clean energy and pollution prevention. The WilderHill Index, a modified equal dollar weighted index, tracks the clean energy sector through publicly traded companies which stand to benefit substantially from a societal transition toward alternatives such as wind power, solar, ethanol, energy efficiency, and fuel cells. Stocks and sector weightings within the WilderHill Clean Energy Index are based on their significance for clean energy, technological influence and relevance to preventing pollution, with an emphasis on ecological and economic sustainability. As of Q2 2007, the ECO index was comprised of 40 stocks of U.S. listed companies,

most of which have a market capitalization greater than $200 million. The index is calculated by the American Stock Exchange (Amex®) and disseminated through the Network of the Consolidated Tape Association.

Since 2005 Chicago-based asset management firm Powershares Capital Management LLC has had an AMEX listed Exchange Traded Fund based on the WilderHill Index: the Powershares WilderHill Clean Energy Portfolio (Ticker: PBW).

More information on WilderHill Clean Energy Index (ECO), including index construction and a complete list of components, is available online at: http://www.wildershares.com/index.php. Information on the Powershares WilderHill Clean Energy Portfolio ETF on AMEX (AMEX Ticker: PBW) that tracks the index (ECO) is available on the AMEX website at: http://www.amex.com/

About Chicago Climate Exchange, Inc. and Chicago Climate Futures Exchange

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see www.chicagoclimateexchange.com.

Chicago Climate Futures Exchange (CCFE), a wholly-owned subsidiary of CCX, is the world's first and leading environmental derivatives exchange. CCFE currently offers standardized and cleared Sulfur Financial Instrument (SFI) futures and options contracts and Nitrogen Financial Instrument (NFI-OS) futures contracts based on mandatory cap and trade programs created under the Clean Air Act Amendments of 1990. CCFE has traded over two million SO2 allowances in its futures market, making it the world's largest exchange for trading criteria pollutants. Market participants are able to secure price transparent, standardized futures and options contracts on an anonymous electronic trading platform. The availability of effective hedging tools offered on CCFE, including prompt and deferred years for both futures and options has increased liquidity while easing volatility in the SO_2 market.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. Since 2006, both CCX and ECX have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About WilderShares LLC

WilderShares LLC is a provider of innovative indices for the clean energy and environmental sectors. They are creator of the original WilderHill Index (ECO), which is the first Index to define and track the clean energy sector, specifically, businesses that stand to benefit substantially from a societal transition towards use of cleaner energy and conservation. http://wildershares.com Dr. Rob Wilder, the CEO of

WilderShares LLC, is also a co-manager of the more recent WilderHill New Energy Global Innovation Index (NEX) capturing clean energy worldwide and primarily outside the United States, and manager of the WilderHill Progressive Energy Index (WHPRO) for decarbonizing fossil fuels and the dominant energy portrait today.

(Subject to Self-Certification with the CFTC)

Chicago Climate Futures Exchange, LLC
ECO-Clean Energy Index Futures Contract Specifications

Contract Size	$25 times the value of the ECO-Clean Energy Index The ECO-Clean Energy Index is a modified equal dollar weighted stock index of U.S. listed companies focusing on the technologies for utilizing greener, renewable sources of energy. These technologies include renewable energy harvesting or production, energy conversion, energy storage, pollution prevention, improving efficiency, power delivery, energy conservation, and monitoring information.
Quotation	US dollars
Minimum Tick Increment	0.20 of an index point = $5 per contract
Symbol	ECO-Index
Trading Hours	7:00 a.m. – 3:00p.m. Central Time
Contract Listing Cycle	Up to six consecutive quarterly contracts on a March, June, September, December cycle
Deliverable Instruments	Cash Settled
First Trading Day	The first trading day of a contract is the first business day following an expiration day of a contract.
Last Trading Day	The last trading day of a contract month is the business day immediately preceding the day of determination of the Final Settlement Price.
Daily Settlement Price	Settlement prices will be based on the following criteria: a. A single traded price during the pre-close. b. If more than one trade occurs during the pre-close, the trade volume weighted average of the prices, rounded to the nearest tick. c. If no trade occurs during the pre-close, the following will be given consideration; 1. the volume weighted average of the last two trade prices, rounded to the nearest tick; 2. the mid-point between the best bid and offer (volume weighted) in the pre-close rounded to the nearest tick; 3. spread price relationships; and 4. time value between the contract months d. The Exchange reserves the right to take into account other factors in determining settlement prices.
Final Settlement Price	The Final Settlement Price (FSP) shall be determined on the third Friday of the contract month. The FSP shall be a special quotation of the ECO-Clean Energy Index based on the opening prices of the component stocks in the index, or on the last sale price of a stock that does not open for trading on the day of the determination of the FSP. If the ECO-Clean Energy Index is not scheduled to be published on the third Friday of the contract month, the FSP shall be determined on the first earlier day for which the index is scheduled to be published.

Price Limits and Trading Halts	The daily price limits shall be ten percent (10%) of the average settlement prices of a calendar month immediately preceding the beginning of a calendar quarter month. Trading halts shall be coordinated with trading halts in the securities markets.
Reportable Position Limits	200 contracts
Nearby Expiration Month Speculative Position Limits	5,000 contracts

Contract specifications rules may be subject to change. If CCFE determines that changes to the contract specifications rules are warranted, reasonable efforts will be taken to provide appropriate advance notification of the changes.

This document is a summary of the CCFE contract specification rules. See the CCFE rulebook for complete contract specification rules.

---- ends ----

Contacts

Richard Sandor, Chairman, Climate Exchange Plc **001 312 554 3370**
Neil Eckert, CEO Climate Exchange Plc **0207 382 7801**
Peter Rigby/Alexandra Parry **0207 417 8989**

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. http://climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union

Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

CLIMATE EXCHANGE PLC

Press/RNS announcement
11 June 2007

CLIMATE EXCHANGE PLC

European Climate Exchange and ICE Futures announce the launch of CER futures and options contracts.

The European Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, and ICE Futures announce the launch of CER futures and options contracts. The full text of the press release follows:

Amsterdam / London 11 June 2007

Launch of the ICE ECX CFI CER Futures and Options Contracts
ECX and ICE Futures set September 2007 as launch date for Emissions CERs

The European Climate Exchange and ICE Futures today announce the launch of CER (Certified Emissions Reduction) futures and options contracts, subject to regulatory approval. The contracts, formally known as the ICE ECX CFI CER Futures Contract (ECX CER Futures) and the ICE ECX CFI CER Options Contract (ECX CER Options), will be launched jointly in September 2007. Exact launch date will follow in due course.

The ECX CER contracts, with secondary CERs as the underlying unit of trading, will be listed and admitted to trading on the ICE Futures electronic platform and serve the market as cost-efficient, cleared and standardised contracts.

ECX and ICE Futures aim to consolidate their role as the emissions market of choice and have reaffirmed their leading position by launching exchange-traded CER derivatives for the EU Emissions Trading Scheme. ECX and ICE Futures currently account for over 80% of the exchange-traded volume in the EU allowances (EUA) market.

Peter Koster, Chief Executive of ECX commented: *"We are very pleased to offer ECX's new CER products as an important addition to our EUA contracts. The introduction of exchange-traded CERs will be an important step in the development of a global carbon market."*

Fredrik Voss, Director of Market Development at ICE Futures, added: *"Given the close link between EUAs and CERs, we believe ECX/ ICE Futures is well placed to*

host the trading of project-based credits and further boost liquidity in this growing market."

The ECX CER Futures and Options will allow users to lock-in prices for project-based contracts delivered at set dates in the future and will be a useful alternative to over-the-counter (OTC) CER contracts, allowing users to secure transparent prices and reduce counterparty risk. All trades will be cleared by LCH.Clearnet. Subject to the ICE Futures Regulations, market participants will also be able to use the Exchange for Physical (EFP) and Exchange for Swap (EFS) mechanisms, to register OTC CER contracts for clearing by LCH.Clearnet.

Further information about the ICE ECX CER futures contract, including contract specifications, will follow in due course.

Peter Koster
Chief Executive
European Climate Exchange

Fredrik Voss
Director of Market Development
ICE Futures

Contacts:

ECX :
Albert de Haan, Commercial Director, European Climate Exchange
T + 31 20 799 7623 | E albert.dehaan@ecxeurope.com

ICE :
Kelly Loeffler, Vice President, Investor and Public Relations, IntercontinentalExchange Inc.
T +1 770 857 4726 | E kelly.loeffler@theice.com

-------- END-------

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. http://climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions

trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

Contacts

Neil Eckert, CEO Climate Exchange Plc	**0207 382 7801**
Peter Rigby/Alexandra Parry	**0207 417 8989**

Regulatory Announcement

Go to market news section

RECEIVED

2007 DEC 28 P 12:27

Company	Climate Exchange PLC
TIDM	CLE
Headline	Result of AGM
Released	15:30 27-Jun-07
Number	1475Z

RNS Number:1475Z
Climate Exchange PLC
27 June 2007

Climate Exchange plc ("the Company")

Annual General Meeting

At the Annual General Meeting of the Company held on 25th June 2007, all resolutions were passed.

--END--

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	House of Representatives
Released	11:11 27-Jun-07
Number	1115Z

RNS Number:1115Z
Climate Exchange PLC
27 June 2007

Press Release
For Immediate Release
27 June 2007

CLIMATE EXCHANGE PLC

United States House of Representatives to offset its carbon dioxide emissions though the Chicago Climate Exchange

On 22nd June, U.S. Representative Mark Kirk announced that his amendment requiring the U.S. House of Representatives to offset carbon dioxide emissions through the Chicago Climate Exchange ("CCX"), a wholly owned subsidiary of Climate Exchange Plc, was passed by 216 votes to 176.

The amendment was attached to the 2008 Legislative Branch appropriations bill which requests that the House Chief Administrative Officer purchase Carbon Financial Instruments from American projects through the Chicago Climate Exchange to offset carbon produced by all House operations after renewable energy and efficiency improvements have been made.

Congressman Kirk said: "This amendment will ensure that the House of Representatives becomes 'carbon neutral', an important component of the House Chief Administrative Officer's plan to green the Capitol. By purchasing offset credits, we can mitigate the emissions generated by the Capitol Power Plant and the House's massive electricity use. The House should set the standard for environmental responsibility - this amendment helps us reach the goal. As private organizations like the Chicago Climate Exchange step up to address the environmental needs of our nation, we know that they will receive the necessary support from the House."

Dr. Richard Sandor, Chairman of Climate Exchange Plc, said: "We are proud to welcome the participation of the Untied States House of Representatives in the CCX. It showcases the House's Administrative Office foresight and leadership in the issue of global climate change. The U.S. House of Representative's purchase of CCX Carbon Financial Instruments highlights the contribution that U.S. farmers, ranchers, foresters and other providers of renewal energy are having in the building of environmental and financial institutions that can

cost-effectively help address environmental concerns for generations to come."

Contact

Neil Eckert, CEO, Climate Exchange Plc	0207 382 7801
Dr. Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Peter Rigby, Haggie Financial	0207 471 8989

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than

80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Change in Registered Office
Released	15:58 12-Jul-07
Number	1700A

RNS Number:1700A
Climate Exchange PLC
12 July 2007

Climate Exchange Plc

Change in Registered Office

Climate Exchange PLC ("the Company") announces it has changed its registered office to IOMA House, Hope Street, Douglas, Isle of Man IM1 1AP with immediate effect.

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

END

Close

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Trading Update
Released	07:32 25-Jul-07
Number	8097A

RNS Number:8097A
Climate Exchange PLC
25 July 2007

Press Release
For Immediate Release
25 July 2007

TRADING UPDATE
CONTINUED OUTSTANDING PROGRESS IN BOTH EUROPE
AND NORTH AMERICA

Climate Exchange Plc, the leading U.S. and European emissions exchange operator, is pleased to announce the following trading update.

- ECX volumes up by 112.84% over the same period in 2006
- ECX open interest up by 128.82% as at 30 June 2006, year on year
- CCX volumes up by 70% over the same period in 2006
- CCFE volumes up by 2103% over the same period in 2006
- CCFE open interest up by 3180% as at 30 June 2006, year on year
- CCX membership increased from 239 on 31 December 2006 to 338 on 30 June 2007
- New contract launches in ECX EU ETS options, CCFE SO2 options and CCFE NOx futures proceeding well
- Launches planned for CER futures contracts initially in Chicago followed by Europe
- Planned launch of a futures contract on the WilderHill ECO ETF
- Planned launch of catastrophe insurance futures (IFEX)
- Continuing drive for international expansion, especially in India and China

The above highlights represent the outcome of an extraordinarily busy first half with strong progress on all fronts. This is set out in more detail in the charts that follow. Volumes for the new contracts launched are contained in the charts that follow but early indications are positive when compared to our previous new contract launches. Further details of future product launches and strategic

developments will be contained in our interim statement due for release on 19 September.

The principle development over the last six months has been the move into cash positive territory. We continue to build liquidity, introducing new contracts and attracting new participants. Our challenge is to continue to develop new territories and new contracts. As an environmental exchange we believe that our underlying asset classes have the potential for exponential growth.

1. ECX Volumes for 6 months to 30 June 2007 (contracts)
1000 tonnes/contract

Month	Total Volume Futures Contract	Open Interest Futures Contracts	Total Volume Options Contract	Open Interest Options Contract
Jan 07	61,107	70,616	1,215	1,465
Feb 07	62,336	80,312	1,550	3,015
Mar 07	73,829	83,474	1,950	4,96
Apr 07	59,276	92,417	1,450	5,935
May 07	77,713	107,212	1,910	7,675
Jun 07	91,381	113,494	2,515	9,215
YTD Total	425,642		10,590	
Jan - Jun 2006	199,980	49,600		

Numbers reported in tonnes of CO2 EU Allowances (EUAs)

There is no volume figure the Options Contracts for January to June 2006 in as these were launched on 13 October 2006

2. CCFE Volumes for 6 months to 30 June 2007 (Contracts)
25 allowances/contract

Month	SFI Futures	SFI Options	NFI Futures	Total
Jan 07	14,511	-	-	14,511
Feb 07	4,837	-	52	4,889
Mar 07	12,017	-	219	12,236
Apr 07	7,697	5,750	279	13,726
May 07	12,869	4,365	481	17,715
June 07	23,555	6,115	344	30,014
Total	75,486	16,230	1,375	93,091
Jan - Jun 2006	4,225	-	-	4,225

3. CCFE End of Month Open Interest for 6 months to 30 June 2007
25 tonnes/contract

Month	SFI Futures	SFIOptions	NFI Futures	Total
Jan 07	10,881	-	-	10,881
Feb 07	11,300	-	45	11,345
Mar 07	13,183		125	13,308
Apr 07	15,067	4,570	305	19,942
May 07	15,569	6,265	504	22,338
June 07	17,092	9,015	753	26,860

Jun 2006	819	-	-	819

4. CCX Volumes for 6 months to 30 June 2007
100 tonnes/contract

Month	Contracts	Tonnes (CO2e)
Jan 07	15,942	1,594,200
Feb 07	37,121	3,712,100
Mar 07	17,271	1,727,100
Apr 07	8,739	873,900
May 07	18,007	1,800,700
June 07	21,423	2,142,300
Total	118,503	11,850,300
Jan - Jun 2006	69,798	6,979,800

Membership

ECX Membership grew from 71 on 31 December 2006 to 83 on 30 June 2007
CCX Membership grew from 238 on 31 December 2006 to 338 on 30 June 2007
CCFE Membership grew from 154 on 31 December 2006 to 192 on 30 June 2007

Details of memberships can be found at www.ecxeurope.com for ECX members and at www.chicagoclimateexchange.com for CCX and CCFE members.

As you can see from the above new business activity is substantial. Our challenge is bandwidth and execution, but to date we have risen to the challenges set. The pipeline product launches create the opportunity to take the business to a new level. Each launch can be achieved at minimal additional cost

and supplies new revenue streams that could materially leverage our bottom line.

Richard Sandor, Chairman of Climate Exchange Plc, said: "Climate change is increasingly perceived as one of the major challenges facing society today. In all regards, the news flow has been extraordinary during the first half of 2007 and if anything seems to continue on an upward trend. In the U.S. the announcement that the U.S. House of Representatives will offset their CO2 footprint through CCX is another landmark. We have initiatives in progress on a truly international basis including India and China where we look forward to making more detailed announcements during the second half of the year. We continue to believe that this sector will become exceptionally important and we continue to position our business to be the key player in this area."

Neil Eckert, CEO of Climate Exchange Plc, said: "We continue to show record volumes in all contracts, however we believe that current volumes represent a small fraction of the market potential. Our goal is to continue to build these contracts and launch additional ones in order to continue to deliver value to our shareholders. We have an incredible business opportunity and the potential to build exceptional shareholder value."

Contacts

Richard Sandor, Chairman Climate Exchange Plc	001 312 554 3370
Neil Eckert, CEO, Climate Exchange Plc	0207 382 7807
Matthew Whittell, CFO, Climate Exchange Plc	0207 382 7802
Peter Rigby, Haggie Financial	0207 417 8989

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SO2 and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification through a contractual arrangement with the National Association of

Securities Dealers (NASD) and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http:// www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Bank of America agreement
Released	07:25 25-Jul-07
Number	8093A

RNS Number:8093A
Climate Exchange PLC
25 July 2007

For Release
London Stock Exchange
25 July 2007

Bank of America Joins Chicago Climate Exchange
Makes Strategic Investment in Climate Exchange PLC

Expands its Greenhouse Gas Reduction Goal

LONDON, NEW YORK and CHICAGO - Bank of America and Climate Exchange PLC (CLE) today announced that Bank of America will become a member of the Chicago Climate Exchange (CCX), the world's first and North America's only voluntary emissions exchange with a legally binding greenhouse gas reduction registry and trading program. In addition, Bank of America has committed to join the Chicago Climate Futures Exchange (CCFE) and the European Climate Exchange (ECX). Bank of America will also develop, market and execute new environmentally focused products utilizing CLE-linked offsets, which are credits used by individuals and corporations to reduce total carbon footprint. Bank of America will help drive revenue to CLE through the sale of such environmentally-focused products.

Bank of America's membership on the CCX is a key step in the development of its carbon emission credit trading platform, which is part of the bank's $20 billion environmental initiative to support the growth of environmentally sustainable business activity to address global climate change. The bank's ten-year initiative encourages the development of environmentally sustainable business practices through lending, investing, philanthropy and the creation of new products and services.

Bank of America and CLE have entered into an agreement to form a joint venture in conjunction with Bank of America acquiring, through an off exchange transaction at a 5% discount to market, approximately 0.5% of the current issued share capital of CLE. The joint venture will be structured so that Bank of

America will earn the right to be issued CLE stock with a value of up to U.S. $25 million dependent on revenues generated by the joint venture. This CLE stock will be valued on a price per share of £18:65p, the closing mid-market price of CLE stock on July 20.

As part of its CCX membership, joint venture and minority investment stake, Bank of America has committed to:

- Expand its greenhouse gas emission reduction target;
- Provide liquidity on the CCX, ECX and CCFE;
- Join CCX's Offsets Committee;
- Purchase a minimum of 500,000 tons of offsets over a three-year period of time;
- Treat CLE exchanges as preferred providers for exchange traded environmental product execution; and
- Develop and launch later this year, carbon-related products and services for Bank of America's retail and institutional customers who wish to reduce their own carbon footprint.

Bank of America is the largest financial institution and one of the largest Fortune 500 companies to become a member of the CCX.

Comments

"Bank of America will play an active role in the growing emission trading industry through our membership and investment in the exchange," said Richie Prager, head of global rates, currencies and commodities for Bank of America. "As we partner with CCX and launch our carbon emission credit trading platform and products later this year, we will ultimately do well by doing good. Helping individuals and corporations understand their carbon footprint, hedge against it and reduce emissions to reach carbon neutrality is of paramount importance in achieving an environmentally sustainable economy."

Richard Sandor, Chairman of Climate Exchange PLC, said "Financial solutions promoting environmental sustainability lie at the heart of Climate Exchange. Our ability to succeed is about the quality and focus of our members and partners. In Bank of America we have a working, commercial relationship which takes our initiatives into the day to day financial activities of a great number of corporations and consumers. We are excited about the prospects presented by the agreement and look forward to working with the Bank of America team."

Bank of America

Bank of America is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 55 million consumer and small business relationships with more than 5,700 retail banking offices, through more than 17,000 ATMs and award-winning online banking with more than 21

million active users. Bank of America is the No. 1 overall Small Business Administration (SBA) lender in the United States and the No. 1 SBA lender to minority-owned small businesses. The company serves clients in 175 countries and has relationships with 98 percent of the US Fortune 500 companies and 80 percent of the Global Fortune 500. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange. Bank of America is an equal housing lender.

Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

Contacts:

Neil Eckert
Chief Executive
Climate Exchange Plc
+44 (0) 207 382 7801
neil.eckert@climateexchange.com

Richard Sandor
Chairman
Climate Exchange Plc
001 312 554 3370
rsandor@theccx.com

Melissa Kitlowski
Bank of America
001 212 933 2929
melissa.kitlowski@bankofamerica.com

Peter Rigby/David Haggie/Alexandra Parry
Haggie Financial
+22 (0) 207 417 8989
peter.rigby@haggie.co.uk
david@haggie.co.uk
alexandra.parry@haggie.co.uk

John O'Malley
Kinmont

+44 (0) 207 493 8488

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	16:53 27-Jul-07
Number	0449B

RNS Number:0449B
Climate Exchange PLC
27 July 2007

CLIMATE EXCHANGE PLC
("Climate" or "the Company")

Director Shareholding

The Company has been notified that Richard Sandor, Chairman of Climate, has sold
(or otherwise transferred) 200,000 ordinary shares ("Ordinary Shares") in the Company on 25th July 2007.

Of the 200,000 Ordinary Shares sold (or otherwise transferred) by Richard Sandor, 90,000 have been transferred to a charitable foundation which has, separately, sold 15,000 shares.

Following this disposal Richard Sandor is interested in 6,781,749 Ordinary Shares, representing approximately 15.869% of the issued share capital of the Company being 42,735,606 Ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

RNS Number:6465W
Climate Exchange PLC
15 May 2007

Climate Exchange plc

For immediate release

Notification of major interest in shares

Climate Exchange plc (the "Company") has been informed by letter today that in accordance with section 198 of the Companies Act 1985 Harbinger Capital Partners Masters Fund I, Ltd and Harbinger Capital Partners Special Situations Fund, LP have a notifiable interest of 6,204,083 ordinary shares of 1p each in the Company, representing 15.01% of the Company's issued share capital.

CLIMATE EXCHANGE PLC

RNS/Press Announcement
For immediate release
2 August 2007

CLIMATE EXCHANGE PLC

ANNOUNCES MANAGEMENT CHANGES AT

THE EUROPEAN CLIMATE EXCHANGE

Climate Exchange Plc (CLE), today announces the following management changes in its subsidiary company, The European Climate Exchange (ECX). Patrick Birley is appointed Chief Executive and Peter Koster becomes Chairman.

Mr. Birley joined the company on 16th July 2007 and takes over as Chief Executive from 1st August 2007. Mr. Birley has over 20 years of experience in the financial markets and was most recently Chief Executive of LCH.Clearnet Ltd. His previous roles include senior management positions at the London Metal Exchange, FTSE Group and the South African Futures Exchange.

Peter Koster, the former CEO of ECX, becomes Chairman. Mr Koster takes over this position from Neil Eckert, Chief Executive of Climate Exchange Plc, who continues as a non-executive director of the European Climate Exchange.

In announcing the appointment, Neil Eckert said "We are delighted that Patrick has joined us. His deep knowledge of the financial and commodity markets, combined with his broad management experience, will be of great value to the group as it continues to expand".

Commenting on his appointment, Patrick Birley said: "I am delighted to be joining this dynamic organisation at such a critical point in their development. ECX has established itself at the centre of trading in the carbon market and I look forward to making a positive contribution to their further growth".

Please see contact persons below for more information on this announcement.

Contacts:

Neil Eckert, Chief Executive, Climate Exchange Plc neil.eckert@climateexchange.com	0207 382 7801
Patrick Birley, Chief Executive, European Climate Exchange patrick.birley@climateexchange.com	0207 382 7818
David Haggie, Haggie Financial david@haggie.co.uk	0207 417 8989

NOTES FOR EDITORS:

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SO_2 and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. http://climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification through a contractual arrangement with the National Association of Securities Dealers (NASD) and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

Company	Climate Exchange PLC
TIDM	CLE
Headline	AIM Rule 26 Information
Released	10:54 14-Aug-07
Number	0503C

Climate Exchange Plc

AIM Rule 26 Information

Climate Exchange Plc ("the Company"), the leading U.S. and European emissions exchange operator, announces that the information required by AIM Rule 26 (company information disclosure) is available on the Company's website: www.climateexchange.com.

– ENDS –

Contacts

Neil Eckert, CEO, Climate Exchange Plc	0207 382 7807
David Haggie/Alexandra Parry, Haggie Financial	0207 417 8989

NOTES FOR EDITORS:

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SO_2 and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. **Error! Hyperlink reference not valid.**

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification through a contractual arrangement with the National Association of Securities Dealers (NASD) and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see **Error! Hyperlink reference not valid.**

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO_2 allowances and U.S. NO_x Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO_2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

RNS Number:2184C

Climate Exchange PLC

16 August 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it has been informed today that as at 13th August 2007 The Goldman Sachs Group Inc. has an interest in 5,023,365 ordinary shares in the Company representing 11.75% of the issued share capital being 42,735,606 ordinary shares.

Further information, please contact:

Cynthia Edwards

Tel: +44 (0) 1624 681381

IOMA Fund & Investment Management Ltd

RNS Number:3083C

Climate Exchange PLC

17 August 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that further to the notification yesterday morning of a change in major interests that:

1. It has been informed today that as at 13 August 2007, Goldman Sachs Group Inc. ("GS Inc.") has an interest in 5,023,365 ordinary shares in the Company representing 11.75% of the issued share capital being 42,735,606 ordinary shares. The interest in 4,174,467 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN"). The interest in 832,646 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited. The interest in 16,252 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

2. This is a change from a previous notification of 3 May 2007 which stated that Goldman Sachs & Co held an interest in 6,052,207 ordinary shares in the Company. The interest in 4,174,467 shares arose from a beneficial interest held by GS&Co, a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of GSSN. The interest in 2,177,418 shares arose from an interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited. The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

3. This in turn was a change from a notification of 17 April 2007 which stated that Goldman Sachs & Co held an interest in 7,387,501 ordinary shares in the Company. The interest in 4,174,467 shares arose from a beneficial interest held by Goldman Sachs & Co, a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of GSSN. The interest in 1,861,488 shares arose from an interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited. The interest in 16,252 shares arose from an interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381

IOMA Fund & Investment Management Ltd

RNS Number:3087C

Climate Exchange PLC

17 August 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it has been informed that as at 14th August 2007 The Goldman Sachs Group Inc. has an interest in 4,531,737 ordinary shares in the Company representing 10.60% of the issued share capital being 42,735,606 ordinary shares.

The interest in 4,174,467 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited ("GSSN").

The interest in 341,018 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

The interest in 16,252 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381

IOMA Fund & Investment Management Ltd

RNS Number:4677C

Climate Exchange PLC

20 August 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that today it has been informed that as at 16th August 2007 Merrill Lynch International Investment Fund has an interest in 3,193,240 ordinary shares in the Company representing 7.47% of the issued share capital being 42,735,606 ordinary shares.

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381

IOMA Fund & Investment Management Ltd

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Notice of Results
Released	09:09 03-Sep-07
Number	1624D

RNS Number:1624D
Climate Exchange PLC
03 September 2007

Press release

3 September 2007

Climate Exchange PLC

Notice of Interim Results

Climate Exchange PLC, the leading U.S. and European emissions exchange operator, will announce its interim results for the six months ending 30 June 2007 on Wednesday 19th September 2007.

An analyst briefing will be held on the day at 9.30am at the offices of Haggie Financial at Roman House, Wood Street, London, EC2Y 5BA. Those wishing to attend should contact Alexandra Parry at Haggie Financial on 020 7417 8989 or by email at alexandra.parry@haggie.co.uk.

--ENDS--

Contacts

Neil Eckert, CEO, Climate Exchange Plc	0207 382 7801
Helene Crook, Head of Investor Relations	0207 382 7807
Haggie Financial	
Peter Rigby/Alexandra Parry	0207 417 8989

Notes to Editors:

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SO2 and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification through a contractual arrangement with the National Association of Securities Dealers (NASD) and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks

and brokers.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

CLIMATE EXCHANGE PLC

Deutsche Bank

RNS Announcement
12 September 2007
For immediate Release

Climate Exchange Plc and Deutsche Bank To Launch Trading in Catastrophe Event-Linked Futures on the Chicago Climate Futures Exchange

NEW YORK & LONDON, September 12, 2007 – Insurance Futures Exchange Services Ltd (IFEX), a member of the Climate Exchange Plc group of companies, and Deutsche Bank AG today announced the planned launch of trading in catastrophe event-linked futures ("ELF") on the Chicago Climate Futures Exchange (CCFE) later this month, pending CCFE's self-certification of the futures product with the U.S. Commodities Trading Commission.

ELF contracts are standardized exchange-traded futures derivatives contracts, also know as "contracts for difference", providing a binary payment based on natural catastrophe events which result in industry-wide insured losses, similar to the Industry Loss Warranty (ILW) features found in some insurance agreements. ELF contracts will offer investors the ability to trade natural catastrophe loss risk outside the framework of conventional insurance and reinsurance contracts, as well as provide hedging contracting capability for property/catastrophe insurance-linked exposure.

"Deutsche Bank has been a market leader in developing a liquid trading regime for exposures linked to property and casualty insurance though its over-the-counter Event Loss Swap contracts," said Elad Shraga, Managing Director in Deutsche Bank's Global Principal Finance group. "Deutsche Bank is excited to work with visionaries of the caliber of Richard Sandor and Climate Exchange, and continue the evolution of trading opportunities for this asset class."

Richard Sandor, Chairman of Climate Exchange Plc, said: "We are delighted to announce the launch of IFEX and our joint venture with Deutsche Bank which will ensure the continuing convergence of insurance and capital markets."

For further information, please call:

Chicago Climate Exchange Inc
Richard Sandor — +1 312-554-3370
Chairman & Chief Executive Officer

Climate Exchange Plc
Neil Eckert — +44 (0) 207-382-7801
Chief Executive Officer

Deutsche Bank
Michele Allison — +1 212-250-4864
Press & Media Relations

Haggie Financial
David Haggie/Peter Rigby + 44 (0) 207-417-8989

About Climate Exchange Plc

Climate Exchange Plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

http://climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange Plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange
The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key

emerging markets. With 75,140 employees in 75 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

Deutsche Bank Securities Inc., member NYSE, NASD and SIPC, is the investment banking and securities arm of Deutsche Bank AG in the United States.

http://www.db.com

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	16:13 19-Sep-07
Number	1343E

RNS Number:1343E
Climate Exchange PLC
19 September 2007

Climate Exchange PLC

("the Company")

Director Shareholding

Climate Exchange PLC ("the Company") announces that on 19th September 2007 Sir Laurie Magnus purchased 1,000 ordinary shares of £0.01 each in the Company at a price of £15.00 per share. The shares will be registered in the name of BBH ISL Nominees.

Following this acquisition Sir Laurie Magnus is interested in 1,000 ordinary shares representing 0.002% of the issued ordinary share capital of the Company being 42,735,606 ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards
Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Interim Results - replacement
Released	09:58 19-Sep-07
Number	0934E

RNS Number:0934E
Climate Exchange PLC
19 September 2007

The following replaces Climate Exchanges PLC's interim results released at 7:00am under RNS number 0750E.

The changes are as follows "Chicago Climate Exchange (CCX) average daily volumes increased by 2168 % to 0.25 million tonnes" has now been changed to "Chicago Climate Exchange (CCX) average daily volumes increased by 98.7% for the year to August 2007" under bullet point three of operational highlights.

The full amended text appears below.

Press release
For immediate release
19 September 2007

Climate Exchange Plc

Interim Statement

For the six months to 30 June 2007

Climate Exchange Plc ("the Group" or "the Company"), the leading U.S. and European emissions exchange operator, announces its interim results for the six months ended 30 June 2007.

Financial Highlights

- Pro-forma operating profit of £0.7 million (H1 2006 loss of £1.9 million), excluding share based payment expense
- Cash balances were £12.5 million at 30 June 2007 compared with £13.6

million at 31 December 2006

- Unaudited IFRS loss of £2,770,466 (2006 : profit of £21,118)

Operating Highlights

- European Climate Exchange (ECX) average daily volumes increased by 155 % to 3.94 million tonnes
- ECX membership increased from 71 to 83 during the period
- Chicago Climate Exchange (CCX) average daily volumes increased by 98.7% for the year to August 2007
- 10,789,800 offsets registered with CCX (2003 - 2007 vintage)
- CCX membership increased from 238 to 338 during the period
- Bank of America became strategic shareholders
- US House of Representatives commits to offset its CO2 emissions through CCX
- Launch of catastrophe insurance futures (IFEX)

Neil Eckert, Chief Executive, said: "We have achieved significant progress since our final results and I am extremely pleased to be able to report a pro-forma £0.7m operating profit. Both contract volumes and membership on ECX and CCX have increased considerably and we are excited to be launching yet another new product, IFEX, on CCFE. Demand across the globe for exchange traded environmental products continues grow at a rapid rate and we look forward to growing with that demand".

Richard Sandor, Chairman of Climate Exchange Plc, said: "Environmental constraints on air and water resources tend to increase as the public and governments demand further action. As this happens, market-based mechanisms are being embraced by private companies and policy makers worldwide as the most cost-effective way to address these concerns. The institutional infrastructure, transparency and expertise that our group of exchanges has built in the field of emissions trading and new environmental products is being recognized around the world. Simply put, we have successfully designed mechanisms that use financial incentives to achieve social objectives."

--ENDS--

Contacts
Climate Exchange Plc

Neil Eckert, CEO,	0207 382 7801
Matthew Whittell, CFO	0207 382 7802
Helene Crook, Head of Investor Relations	0207 382 7807

Haggie Financial
Peter Rigby / Alexandra Parry 0207 417 8989

There will be a presentation to analysts at 9.30am today and a press briefing at 11.00am both of which will be held at Haggie Financial's office at Roman House, Wood Street, EC2Y 5BA.

A link to the webcast of this morning's analyst presentation will be available this afternoon on our website www.climateexchange.com

Interim Statement

The Group has made significant progress since our last report. Aside from the considerable growth in contract volumes, there has been much work to strengthen the management both in terms of financial reporting and corporate finance functions as well as enhanced operational capability.

In the first six months of 2007, the Group reached several landmarks that should help consolidate its current position as a world leader for environmental financial products. First and foremost, we are pleased to announce that your company has earned a pro-forma operating profit of £0.7 million compared to a loss of £1.9million in 2006, adjusted to exclude the expense of share-based payments of £3.1 million.

Volumes on existing contracts continued to rise in excess of our expectations. We continued to attract new members and launched a number of new contracts that show early signs of gaining liquidity and have the potential to deliver significant volumes and revenues in the medium term.

At a corporate level, we entered into a significant transaction with Bank of America which became both a strategic shareholder and a trading partner with the Chicago Climate Exchange (CCX).

We have recently announced our intention to launch trading in Catastrophe Event-Linked Futures on CCFE. This new business area will be operated by our subsidiary, Insurance Futures Exchange Services Limited ("IFEX").

On the policy side, the first part of 2007 witnessed the start of international discussions on a global post-Kyoto (2012) framework on climate change and heightened activity to introduce cap and trade legislation in the U.S. Congress. With these developments in mind, the Group continues to position itself for emerging markets around the world.

Europe

The European Climate Exchange (ECX) saw strongly increased volumes despite the problems with the pilot phase of the EU ETS (European Emissions Trading Scheme) which affected our volumes during the fourth quarter of 2006 and the first quarter of this year. Volumes in the first eight months of the year reached 654,819 contracts, up from 256,852 in the same period of 2006. Encouraging trends include the increase in screen based liquidity in the futures contract which has shown continued growth and the beginnings of volumes in the options contract with a total of 10,590 contracts traded, including some screen based activity.

The European Climate Exchange continues to be the principal marketplace for the EU Emissions Trading Scheme. Of the nine exchanges operating in the EU ETS system, ECX holds over 80% of the exchange-traded market share. ECX saw the number of ECX CFI Futures contracts traded increased from 199,980 in the first half of 2006 to 415,052 contracts during the same period of 2007. ECX membership increased from 71 to 83 during the six months. We are due to launch both a CER futures contract and an option on the CER (Certified Emissions Reductions) future during the second half of 2007. We have also established a new business, Climate Exchange (Europe) Limited engaged in the provision of offsetting services by means of verified carbon credits.

We continue to strengthen our management team with professionals who bring a wealth of practical experience from the financial sector. Matthew Whittell recently joined as Group CFO after an eighteen year career at Schroders and Citigroup. Patrick Birley is the new CEO of ECX and comes to us after a successful tenure as a founding senior executive of the South African Futures Exchange and senior executive positions at the London Metals Exchange and the London Clearing House. Peter Koster has become Chairman of ECX and we will continue to draw on his knowledge of the exchange space and relationships in the sector .

North America

The Chicago Climate Exchange (CCX) continues to grow under the leadership of our Executive Chairman. The business has now moved into operational profit, and is supported by 36 employees, including some key hires. Volumes traded, membership, offset registration and open interest have all shown significant growth. We have rolled out new products which have the potential to gain traction and critical mass following the path of our earlier launches.

The Chicago Climate Exchange remains the only system in North America which operates a legally-binding cap and trade program, and the only exchange in the world to cover all six greenhouse gases. In the first six months of the year, CCX trading volume reached 11,850,300 tonnes of carbon dioxide compared to 10,272,400 tonnes for the entire year 2006. CCX membership continued to increase in number, as well as in sectoral and geographic coverage. We closed 2006 with 238 members and ended the first half of 2007 with 338. It is worth noting that representation from the electric utility sector increased substantially in the first half of 2007. New members from this sector include NRG, one the largest merchant power companies in the United States; DTE, the leading utility in the state of Michigan; and American Municipal Power, a municipal utility based in the state of Ohio.

Another significant development was the decision by the U.S. House of Representatives to purchase U.S.-based offsets on CCX as part of the House's strategy to become "carbon neutral". This bi-partisan decision helped showcase the quality of CCX Carbon Financial Instruments (CFI) as the standard for the North American carbon market. In other membership developments, Motorola, one of the founding members of CCX, became the first global member of the Exchange by including all of its worldwide manufacturing sites that are not covered under other national regulatory emissions reduction requirements. The Motorola commitment will include facilities in Brazil, China, India, Israel, Malaysia, Mexico, Singapore, Taiwan and the United States.

The Chicago Climate Futures Exchange, which is considered by the Board to be the leading exchange in the world for criteria pollutants, demonstrated impressive growth in its existing suite of products. CCFE Sulphur Financial Instruments (SFI) traded 75,486 contracts in the first half of 2007 compared to 4,225 for the same period in 2006. CCFE launched an SFI options contract, closing the first half with 16,230 contracts traded. The CCFE Nitrogen Financial Instruments (NFI) traded 1,375 contracts in the first half of the year.

We continue to expand the franchise into new areas. In early July, we introduced the ECO-Index TM futures contract, the first stock index futures contract to be listed on CCFE. This contract enables the financial community interested in the clean energy space to diversify its risk of investing in renewable companies while tapping into the growing popularity of this sector. CCFE introduced two new carbon-related products in the second half of 2007 - CCX CFI futures and CER futures contracts. Both offerings will build on the growing interest that corporations and financial players have in hedging their carbon exposure using standardized and financially-settled products. Legislation currently being proposed in the U.S. Congress seems to indicate that a domestic cap-and-trade system will take into consideration the use of CERs as a potential compliance mechanism. We have also announced the planned launch of trading in catastrophe event linked futures ("ELFs").

Looking to the future, we will continue to foster volume growth in our existing contracts, expand geographically, and introduce contracts in new environmental asset classes. With regard to geography, we continue to recruit and grow CCX membership in the developing economies of India, China and South America, and currently, we have two Indian and five Chinese Members. In addition, we have one Chilean and seven Brazilian Members that have taken on binding emissions reductions commitments even though they are not required by law or the Kyoto Protocol to do so. In Canada, our joint venture with the Montreal Exchange - the Montreal Climate Exchange (MCeX) - will launch a carbon futures product by the end of the year. We are optimistic about the growth potential of the Canadian market. In addition to member recruitment we are vigorously cultivating opportunities to expand our business in Asia, the Indian subcontinent, Australia and New Zealand, and in Latin America. In the area of new environmental asset classes, we continue to lay the groundwork for trading in water rights and the protection of endangered species.

During 2006, we changed the Company from an investment company to a holding company with wholly owned subsidiaries that are exchanges dedicated to trading emissions and environmental asset classes. Those exchanges continue to perform at levels that exceed our original forecasts. Our strategic goal is to become the pre-eminent exchange company dedicated to this space. We face an exciting business opportunity to participate in this extraordinary, but vital challenge.

ECX Volumes as at 31 August 2007 (contracts)
1,000 tonnes/contract

Month	Total Volume Futures Contract	Open Interest Futures Contracts	Total Volume Options Contract	Open Interest Options Contract
Jan 07	59,892	72,141	1,215	1,465
Feb 07	60,786	80,312	1,550	3,015
Mar 07	71,879	83,474	1,950	4,965
Apr 07	57,826	92,417	1,450	5,935
May 07	75,803	107,212	1,910	7,675
Jun 07	88,866	113,930	2,515	9,215
July 07	119,268	138,114	6,790	12,170
August 07	94,369	149,590	8,750	19,335
Total	628,689	-	26,130	-
Jan - Aug 06	256,852	-	0	-

CCFE Volumes as at 31 August 2007 (Contracts)

Month	SFI Futures	SFI Options	NFI Futures	ECO Futures	CFI Futures	CER Futures	Total
Jan 07	14,511	-	-	-	-	-	14,511
Feb 07	4,837	-	52	-	-	-	4,889
Mar 07	12,017	-	219	-	-	-	12,236
Apr 07	7,697	5,750	279	-	-	-	13,726
May 07	12,869	4,365	481	-	-	-	17,715
June 07	23,555	6,115	344	-	-	-	30,014
July 07	14,753	7,152	578	131	-	-	22,614
August 07	16,569	16,491	506	170	518	15	34,269
Total	106,808	39,873	2,459	301	518	15	149,974
Jan-Aug 2006	7,451	-	-	-	-	-	7,451

CCFE End of Month Open Interest as at 31 August 2007

Month	SFI Futures	SFI Options	NFI Futures	ECO Futures	CFI Futures	CER Futures	Total
Jan 07	10,881	-	-	-	-	-	10,881
Feb 07	11,300	-	45	-	-	-	11,345
Mar 07	13,183	-	125	-	-	-	13,308
Apr 07	15,067	4,570	305	-	-	-	19,942
May 07	15,669	6,265	504	-	-	-	22,438
June 07	17,092	9,015	753	-	-	-	26,860
July 07	16,978	11,147	535	56	-	-	28,716
August 07	17,440	19,157	695	-	414	15	37,721
August 2006	1,616						

CCX Volumes as at 31 August 2007
100 tonnes/contract

Month Contracts

Jan 07	15,942
Feb 07	37,121
Mar 07	17,271
Apr 07	8,739
May 07	18,007
June 07	21,423
July 07	33,042
August 07	9,124
Total	160,669
Jan - Aug 2006	80,841

The CCX membership baseline now totals in excess of 420 million tonnes.

10.8 million tonnes of offsets were registered in the first six months of 2007 compared with 772,800 tonnes in the same period 2006.

Offsets registered in CCX between 1 January 2007 and 30 June 2007, by vintage

	Offsets Issued (mt CO2)
2003 vintage	1,654,900
2004 vintage	1,926,700
2005 vintage	2,953,700
2006 vintage	4,251,300
2007 vintage	3,200
Total	10,789,800

Unaudited Financial Highlights for the 6 months ended 30 June 2007

- Pro-forma operating profit of £0.7 million from loss of £1.9 million (2006), excluding share based payment expense
- Cash balances were £12.5 million at 30 June 2007 compared with £13.6 million at 31 December 2006
- Unaudited IFRS loss of £2,770,466 (2006 : profit of £21,118)

The figures above and in the pro-forma financial summary table below are extracted from unaudited management accounts of the Group. These have been prepared on a pro-forma basis assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the relevant periods. The unaudited consolidated financial statements of the Group for 6 month periods to 30 June 2007 and for the 2006 comparative period contained in this document have been prepared in accordance with IFRS. The operational results for the businesses of both CCX and ECX as set out in the unaudited financial statements are consolidated only from the date of the acquisition of 100% of CCX and ECX on 19 September 2006, and so are not consolidated in the comparable figures for the 6 months to 30 June 2006.

Pro-forma financial summary

In order to set out a comparable summary of the operating performance of the businesses of CCX and ECX, now wholly owned by Climate Exchange, the following table of key financial data has been prepared assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the two 6 month financial periods to 30 June 2006 and 2007. These figures have not been audited and do not form part of the financial statements of the Group.

	6 months to 30	6 months to 30

	June 2007	June 2006
	£	£
Revenue		
CCX	4,292,483	1,806,303
ECX	1,519,063	912,176
Operating expenses		
CCX	(3,197,936)	(2,454,402)
ECX	(1,887,788)	(2,176,790)
Operating profit (loss)	725,822	(1,912,713)
Net corporate overhead (mainly head office cost)	(416,324)	(104,076)
Profit (loss) before tax*	309,498	(2,016,789)
Cash and cash equivalents at 30 June	12,544,622	13,984,216
Exchange Rate £-$	2.009	1.847
£-€	1.483	1.445

* Adjusted to exclude the expense of share-based payments of £3,079,963(2006: £nil)

The number of shares in issue at 30 June 2007 was 42,735,606. In addition, up to a further 3,636,363 shares may be issued under the contingent payment terms of our acquisition of 19 September 2006 and options over 9,138,085 shares may be issued under the terms of the share option plans approved by shareholders at our EGM on 29 December 2006 .

We continue to develop our business at a rapid pace and as an exchange have the luxury whereby the asset classes that we trade enjoy continued growth both in terms of political importance and notional economic value. If this market follows other new financial markets created over the last 30 years both in terms of social importance and volumes traded then we can expect continued growth for the foreseeable future. We look forward to reporting at year end.

Richard Sandor
Executive Chairman
19 September 2007

Neil Eckert
Chief Executive
19 September 2007

Independent review report to Climate Exchange plc

We have been engaged by the Company to review the financial information which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim review report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999 /4: "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 30 June 2007.

18 September 2007

KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man

Climate Exchange plc

Unaudited Consolidated Income Statement
For the Period 1 January 2007 to 30 June 2007

Notes		Unaudited 6 months to 30 June 2007 £	Unaudited 6 months to 30 June 2006 £
1,4	Revenue	5,446,670	-
	Expenses:		
	Investment advisory fees	-	(260,482)
	Personnel expenses:		
	- equity-settled share based payment expense	(3,079,963)	-
	- other personnel costs	(1,997,401)	-
5	Other expenses	(3,458,993)	(157,290)
	Total expenses	(8,536,357)	(417,772)
	Loss from operating activities	(3,089,687)	(417,772)

	Net capital gain on investment securities	-	1,007,558
	Unrealised foreign exchange loss on revaluation of investments	-	(1,059,597)
	Interest income	319,221	490,929
	Net finance income	319,221	438,890
	(Loss)/profit before income tax	(2,770,466)	21,118
	Income tax	-	-
	(Loss)/profit for the period	(2,770,466)	21,118
7	Basic and fully diluted (loss)/profit per ordinary share (pence)	(6.54)	0.07

Climate Exchange plc
Unaudited Consolidated Balance Sheet
As at 30 June 2007

Notes		Unaudited 30 June 2007	Audited 31 December 2006
		£	£
	Assets		
	Cash and cash equivalents	12,535,052	13,568,958
	Trade and other receivables	1,679,912	1,464,697
6	Intangible assets	48,312,855	51,615,968
	Property, plant and equipment	177,109	110,990
	Total assets	62,704,928	66,760,613
	Liabilities		
8	Trade and other payables	5,846,011	6,922,645
	Total liabilities	5,846,011	6,922,645
	Equity		
	Share capital	427,356	413,297
	Share premium	60,998,200	60,998,200
	Reserves	(4,566,639)	(1,573,529)
	Total equity	56,858,917	59,837,968
	Total equity and liabilities	62,704,928	66,760,613

Climate Exchange plc

Unaudited Consolidated Statement of Changes in Equity
For the Period 1 January 2007 to 30 June 2007

	Share capital	Share premium	Shares to be issued reserve	Retained reserves	Foreign exchange reserve	Unaudi To
	£	£	£	£	£	
Net assets at beginning of period	413,297	60,998,200	10,654,544	(11,575,670)	(652,403)	59,837

Share issue proceeds	14,059	-	-	-	-	14
Contingent consideration	-	-	-	-	-	
On acquisition	-	-	-	-	-	
(Loss) for the year	-	-	-	(2,770,466)	-	(2,770,
Share option expense	-	-	-	3,079,963	-	3,079
Exchange difference on translation of foreign subsidiaries	-	-	-	-	(3,302,607)	(3,302,
Net assets at end of year	427,356	60,998,200	10,654,544	(11,266,173)	(3,955,010)	56,858

Climate Exchange plc
Unaudited Consolidated Statement of Cash flows
For the Period 1 January 2007 to 30 June 2007

	Unaudited 30 June 2007 £	Unaudited 30 June 2006 £
Cash flows from operating activities		
(Loss) before income tax	(2,770,466)	(218,831)
Depreciation	27,135	-
Equity - settled share based payment expense	3,079,963	-
Foreign currency movement	(64,349)	-
Operating cash flows before movements in working capital	272,283	16,226
Increase in trade and other receivables	(142,142)	(367,349)
Decrease in trade and other payables	(1,076,634)	82,561
Net cash outflow from operating activities	(946,493)	(268,562)
Cash flow from investing activities		
Purchase of investment securities	-	(127,290)
Proceeds from sale of investment securities	-	2,057,558
Purchase of property, plant and equipment	(101,472)	-
Cash (outflow)/inflow from investing activities	(101,472)	1,930,268
Cash flow from financing activities		
Proceeds from issue of shares	14,059	-
Cash inflow from financing activities	14,059	-
(Decrease) in cash and cash equivalents	(1,033,906)	(1,960,561)

Cash and cash equivalents at beginning of year	13,568,958	10,096,582
Cash and cash equivalents at end of period	12,535,052	9,847,458

Climate Exchange plc
Notes to the financial statements
For the Period 1 January 2007 to 30 June 2007

1 The Company

Climate Exchange plc (the "Company") was incorporated and registered in the Isle of Man under the Isle of Man Companies Act 1931-2004 on 13 August 2003.

The consolidated financial statements comprise the results of the Company and its subsidiaries (together referred to as the "Group"). On 19 September 2006, the Company acquired the entire share capital of Chicago Climate Exchange (CCX) and European Climate Exchange (ECX) not already owned. As a consequence, the application of relevant accounting standards requires that our consolidated financial results reflect our structure as an investment holding company up to 19 September 2006, the date of the acquisition of 100% of ECX and CCX, and as a holding company of our operating subsidiaries thereafter. Accordingly, our statutory accounts should not be considered as representative of our consolidated operating results for the 6 months to 30 June 2006.

2 Statement of accounting policies

The interim consolidated financial statements of the Company for the period ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group"). The interim consolidated financial statements are unaudited.

2.1 Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared using the same accounting policies as the preceding annual financial statements.

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB) and applicable legal and regulatory requirements of Isle of Man law and reflect the following policies, which have been adopted and applied consistently.

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss are measured at fair value

These consolidated financial statements are presented in British pounds. All financial information is presented in British pounds.

2.2 Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its

activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

2.3 Segmental reporting

Segment information is presented in respect of the Group's geographical segments, as the Group is primarily involved in a single business segment, and is based on the Group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments (other than investment property) and related revenue, loans and borrowings and related expenses, corporate assets (primarily the Company's headquarters) and head office expenses, and income tax assets and liabilities.

2.4 Shared-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, and the expense is allocated over the period in which the employees become unconditionally entitled to the options. Where a grant of options is made subject to vesting conditions which may alter the number of options which actually vest, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

3 Segmental Reporting

The Group has a single business segment of owning and operating exchanges. Accordingly the Group's primary segmental reporting is on a geographic basis. Up to the date of acquisition of CCX Group, the Group was engaged in a single segment being investing in a portfolio of environmental ventures.

Geographical segments

	Europe	United Sates of America	Elimination	Consolidated
	30 June 2007 £	30 June 2007 £	30 June 2007 £	30 June 2007 £
Segment revenue	1,491,253	3,955,417		5,446,670
Net finance income	281,819	37,402		319,221
Segment result	(786,432)	1,095,929	-	309,497
Unallocated expense	-	-	-	(3,079,963)

Operating profit	-	-	-	(2,770,466)
Tax	-	-	-	-
Loss for the period	-	-	-	(2,770,466)
Total assets	10,538,378	54,772,472	(2,605,922)	62,704,928
Total liabilities	3,756,705	13,166,026	(11,076,721)	5,846,011
Capital expenditure	-	-	-	
Depreciation	(7,026)	(20,109)	-	(27,135)

4 Revenue

	30 June 2007 £	30 June 2006 £
Membership fee income	2,530,807	-
Transaction fee income	2,054,588	-
Registration fee income	588,965	-
Grant income	162,302	-
Other	110,008	-
	5,446,670	-

5 Other Expenses

	30 June 2007 £	30 June 2006 £
Revenue share	463,808	-
Occupancy	178,988	-
Technology	560,819	-
Professional Fees	852,670	142,301
Depreciation	27,270	-
Other	1,375,438	14,989
	3,458,993	157,290

6 Intangible assets

Group

	Goodwill £
Cost	
Balance at 1 January 2007	51,615,968
Balance at 30 June 2007	48,312,855
Reconciliation in carrying amount	
Opening balance	51,615,968
Foreign Currency Translation Reserve	(3,303,113)

Closing Balance	48,312,855

The goodwill relates to the acquisition of Chicago Climate Exchange, Inc.

7 Basic and fully diluted (loss)/profit per ordinary share

The basic loss per share is calculated by dividing the loss for the six months to 30 June 2007 attributable to ordinary shareholders of £2,770,466 (30 June 2006: profit of £21,118) by the weighted average number of shares outstanding during the year, being 42,347,225 (30 June 2006: 30,000,796).

Fully diluted loss per share is the same as basic loss per share.

The adjusted profit per share is 0.73p (2006: 0.94p)

The adjusted profit per share is calculated by dividing the profit for the year excluding the investment advisory remuneration expense of £nil (June 2006: £260,482) and the equity settled share-based payment expense of £3,079,963 (30 June 2006: £nil) by the weighted average number of shares outstanding during the period, being 42,347,225 (30 June 2006 : 30,000,796)

8 Trade and other payables

	30 June 2007 £	2006 £
Group		
Trade payables	2,044,785	1,014,001
Non-trade payables and accrued expenses	3,801,226	5,908,644
	5,846,011	6,922,645

9 Share-based payments

At the EGM on 29 December 2006, Shareholders approved new plans to provide incentive arrangements for key executive staff. As set out more fully in the Shareholder circular dated 13 December 2006, three new plans were established. The Climate Exchange Plc 2006 Share Option Plan (the 2006 Plan); a long term incentive plan (LTIP); and the Climate Exchange Plc (European Climate Exchange Limited commutation) Share Option Plan (CLE ECX Plan).

The Plans are all subject to vesting conditions linked to the performance of the relevant operating entities of the Group and lock-up provisions until the 4th anniversary of the date of grant. The number of Ordinary Shares issuable under the 2006 Plan may not exceed 15% of the Company's issued share capital as at the date of grant, initially 6,199,449 shares. The maximum number of Ordinary Shares issuable under the LTIP is 1,299,428 shares. The maximum number of Ordinary Shares issuable under the CLE ECX Plan is 1,197,657 shares.

The number of Share options outstanding and their weighted average exercise prices are as follows:

	Number	Weighted average exercise price (£)
CLE ECX Plan	1,197,657	0.01
LTIP	1,299,428	0.01
2006 Plan	6,641,000	3.38

The fair value of share options granted between 2005 and 2007 has been

determined using a recognised option pricing model as specified by relevant accounting standards. Holders of share options are not entitled to receive dividends declared during the vesting period. The key assumptions used in the valuation of the 2006 Plan were as follows:

Grant date share price	£5.28	£5.18
Exercise price	£4.30	£3.30
Volatility	23.98%	23.98%
Expected life	3 years	3 years
Dividend yield	0%	0%
Risk free rate of return	5.18%	5.03%
Fair value	£1.78	£2.38

The volatility assumption is based on a statistical analysis of daily share price over the 260 days prior to the date of grant.

The grants under the CLE ECX Plan and the LTIP are treated as modifications to the terms and conditions of their respective original grants and in each case such modifications have not increased the fair value of the options. Based on a valuation of the ECX subsidiary of £43 million at the time of the original grants, the implied fair value of the current CLE ECX and the LTIP options is £1.54.

10 Share Capital

	30 June 2007 Number	31 December 2006 Number	30 June 2007 £	31 December 2006 £
Authorised Ordinary shares of 1p each	67,500,000	67,500,00	675,000	675,000
Called up, allotted and fully paid Ordinary shares of 1p each	42,735,606	41,329,665	427,356	413,297

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment"; if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. In either case, the payment is to be satisfied by the issue of shares in Climate Exchange Plc at 330p per share.

The First Contingent Payment is up to £7,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$500,000 and an upper limit of US$2,000,000. The First Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2008 is at least the upper limit, and 25% of the maximum First Contingent Payment is payable if the EBITDA is at least the lower limit. Between these limits, a straight-line apportionment will be applied.

The Second Contingent Payment is up to £5,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$4,000,000 and an upper limit of US$6,500,000. The Second Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2009 is at least the upper limit, and 25% of the maximum Second Contingent Payment is

payable if the EBITDA is at least the lower limit. Between these limits, straight-line apportionment will be applied for EBITDA up to US$5,000,000, for which a Second Contingent Payment of £2,500,000 is payable, and between EBITDA of US$5,000,000 and the upper limit.

For the purposes of determining the value of the deferred contingent consideration, a price of 293 pence per share was used being the market value at the date of acquisition.

11 Post balance sheet event

The Board has been notified by CCX that the upper EBITDA limit has been achieved in respect of the first contingent payment. Accordingly, it is expected that the first contingent payment of £7,000,000 (as discussed in note 9 above) will become due and payable in full.

In connection with the launch of the IFEX Event Loss Futures contracts and the acquisition of certain intellectual property rights from Deutsche Bank AG, London branch, Climate Exchange Plc has entered into an agreement with Deutsche Bank under which a minimum of 427,356 shares in Climate Exchange Plc may be issued. The maximum market value of shares to be issued is US$50,000,000.
MEMBERSHIP OF ECX, CCX AND CCFE AS AT 31 AUGUST

Members of ECX

Accord Energy
ADM Investor Services International
All Energy Trading
Ambrian Commodities
Atel Trading
Bache Commodities
Banc of America Securities
Banco Santander Central Hispano
Barclays Capital
Bear Stearns International
BHF-Bank
BNP Paribas Commodity Futures
BOT Gornictwo I Energetyka
BP Gas Marketing
British Energy Power & Energy Trading
Calyon Financial
CEZ
Citadel Equity Fund
Citigroup Global Markets
Climate Change Capital
Credit Suisse Securities
Deriwatt
Deutsche Bank
Dresdner Bank
E.On UK
E&T Energie Handelsgesellschaft
EDF Trading
EDP
Electrabel
Endesa Generacion
Fimat International Banque
First New York Securities
Fortis Bank Global Clearing
Gazprom Marketing & Trading
GH Financials
Jane Street Capital
JP Morgan Securities
Jump Trading
Kyte Broking
Lehman Brothers International
Limestone Trading
Madison Tyler Trading
MF Global
Marex Financial
Marquette Partners
Merrill Lynch Commodities
Merrill Lynch International
Mizuho Securities USA
Monument Securities
Morgan Stanley & Co International
Natixis Commodity Markets
Optiver US
Optiver VOF
Rand Financial Services
RBC Capital Markets Corporation
Saxon Financials Energy
Schnell & Co
Scottish Power Energy Management
SEB Futures
Sempra Energy Europe
Shell Energy Trading
Shell Int. Trading & Shipping
Smartest Energy
Spectron Energy Services
Starmark Trading
TFS Derivatives
The Kyte Group
ThyssenKrupp
Tradelink
Tullett Prebon

Goldman Sachs International	UBS
HSBC Bank	UBS Clearing & Execution Services
ICAP Securities	Universal Data
IMC	Verbund
Infinium Capital Management	Wachovia Bank
Insence Trading Curacao	XConnect Trading

CCX - Full Members as at 31 August 2007

AGL HydroPartnership	Dupont	Premium Standard Farms
Abititbi-Consolidated Inc	Duquesne Light Company	Puget Sound Energy, Inc
Agrium U.S. Inc	Eastman Kodak Company	Rhodia Energy Brasil Ltd
American Electric Power	Ford Motor Company	Roanoke Electric Steel Corp.
American Municipal Power - Ohio	Freescale Semiconductor	Rolls Royce
Amtrak	Green Mountain Power	Safeway Inc.
Aracruz Celulose	Hadlow College	San Joaquin County Regional Rail Commission
Aspen Skiing Company LLC	IBM	Smithfield Foods Inc
Associated Electric Cooperating Inc	Intel Corporation	Smurfit-Stone Enterprises Inc
Atlantic County Utilities Authority	Interface Inc	Sony Electronics Inc
Bank of America Corporation	International Paper	Square D Company
Baxter Healthcare Corporation	James Walter Resources Inc	ST Microelectronics
Bayer Corporation	King County, Washington	State of Illinois
CAF Santa Barbara	Klabin S.A.	State of New Mexico
Cargill Incorporated	Knoll Inc.	Steelcase Inc.
Cenibra Nipo Brasiliera S.A.	Lancaster County Solid Waste Management Authority	Stora Enso North America
Central Vermont Public Service Corporation	Manitoba Hydro	Suzano Papel E Celulose SA
City of Aspen	Masisa S.A	TECO
City of Berkeley	MeadWestvaco Corp.	Temple-Inland Inc
City of Boulder	Meister Cheese Co. LLC	Tufts University
City of Chicago	Miami-Dade County, Florida	United Technologies Inc
City of Melbourne, Australia	Michigan State University	University of Idaho
City of Oakland	Motorola Inc	University of Iowa
City of Portland, Oregon	NRG Power Marketing Inc	University of Minnesota
Concord Steam Corporation	Neenah Paper Incorporated	University of Oklahoma
Corn Plus LLLP	New Belgium Brewing Co. Inc.	Veolia Environmental Services
County of Sacramento , California	Ozinga Brothers Inc	Votorantim Celulose e Papel S.A.
DTI Energy Inc	Petroflex Industria e Comercio SA	Wasach Integrated Waste Mgmnt District
Dow Corning	PinnOak Resources LLC	Waste Management Inc

Commitment letter received as at 31.8.07, application in process

CCX - Associate Members as at 31 August 2007

Access Industries	Generation Investment Management LLP	Polar Refrigerant Technology
Airtricity Inc.	Global Change Associates	Presidio School of Management
Amerex Power Ltd	Global Warming Project Inc	PRMIA
American Coal Ash Association	Green Mountain Energy Company	ProLogis Logistics Services Inc
American Council on Renewable Energy	Houston Advanced Research Center	RA Web Solutions
American Renewable Energy	Intercontinental Exchange	Rainforest Alliance
The Big Print LLC	Jesuit Community of Santa Clara University	Reknewco Ltd
Cabonfund.org Foundation	KLD Research and Analytics	Renewable Fuels Association
Cloverland Inc.	Levenfeld Pearlstein LLC	RenewSource Partners LLC
CO2 Australia	Lobster.com	Rocky Mountain Institute
Coadys	MB Investments LLC	Rumsey Engineers Inc
Coghill Capital Management LLC	Midwest Energy Efficiency Alliance	Sidwell Friends School
Collective Wellbeing LLC	Millennium Cell	Sieben Energy Associates
Confederation of British Industry	Mithun Inc	Sullivan & Cromwell LLP
Delta Institute	Natural Capitalism Inc	Supported International Immersion Programs
Domani LLC	Ohio Air Quality Development Authority	The Sustainable Group
Econergy International	Open Finance LLC	TerraPass Inc.
Fintura Corporation	Orion Energy Systems Ltd	Thermal Energy International
Foley & Lardner	Pax World	Vanasse Hangen Brustlin Inc
		World Resources Institute

Commitment letter received as at 31.8.07, application in process

CCX Participant Members as at 31 August 2007

AG Business Solutions LLC	Infinium Capital Management LLC
AGS Specialists LLC	Ironworks Partners LP
AgraGate Climate Credits Corporation	Intrepid Technologies Inc
Amerex Power Ltd	Iowa Farm Bureau
Andhyodaya (The)	James Jay Castino
Arreon Carbon UK Ltd	Jane Street Global Trading LLC
Associacion contra el Cambio Climatico Greenoxx	J P Morgan Ventures Energy Corporation
BGC Brokers LP	Kentucky Corn Growers Association

Bank of America Commodities Inc	Koch Supply & Trading LP
Beartooth Capital Partners LLC	Kottke Associates LLC
Beijing Shenwu Thermal Energy Technology Co Ltd	LandGas Technology LLC
Black River Clean Energy Investment Fund LLC	Lehman Brothers Commodity Services Inc
Black River Commodity Fund Ltd	Liaoning Nefga Weiye Pipe Network Construction & Operation Co Ltd
Black River Commodity Select Fund Ltd	Lugar Stock Farm
Breakwater Trading LLC	MACED
CCM Master Qualified Fund Ltd	MGM International
C-Green Aggregator Ltd	MSM Capital Partners LLC
CNX Gas Corporation	Madhya Pradesh Rural Livelihoods Project
CO2 Australia	Marquette Partners LP
CSS Investment Partners , LP	Marsus Capital LLC
Calyon Financial Inc	Microgy, Inc
Carbon Farmers LLC	Millennium Environmental Trading LLC
Carbon Green LLC	Nagaya Forest Restoration Ltd
Carbon Market Solutions Ltd	National Carbon Offset Coalition
Carbon Resource Management Ltd	Natsource LLC
Carbon - TF B.V.	Natsource Mac 77 Ltd
Cargill Power Markets LLC	North Dakota Farmer's Union
Cashman, Thomas J	North Moor Capital Advisors LLC
China Energy Conservation & Environmental Protection Technology Investment Ltd	Octavian Special Master Fund LP
Commonwealth Resource Management Corp	Option Insight Partners
Community Energy Inc	ORBEO
Conservation Services Group	Peregrine Financial Group, Inc
CSS Investment Partners, LLP	Phase 3 Development & Investments LLC
Delta P2/E2 Center LLC	Previous Woods Holding Ltd
Digilog Global Environmental Master Fund Ltd	ProLogis Logistics Services Inc*
Direct Energy Marketing Ltd	RCM International LLC
Eagle Market Makers Inc	Rand Financial Services Inc
East Central Solid Waste Commission	Rice Dairy LLC
Econergy International	Rivanna Solid Waste Authority
Ecology and Environment Inc.	Serrino Trading Company
Eco-nomics Incorporated	Sexton Energy LLC
Ecoreturns LLP	Shatkin Arbor, Inc
Ecosecurities Capital Ltd	Spectron Energy Services Limited
Engler Properties Ltd	SR Energy LLC
Environmental Carbon Credit Pool LLC	Standard Carbon LLC
Environmental Credit Corp	Stark Event Master Fund Ltd
Evolution Markets LLC	Swiss Re Financial Products Corp
EXO Investments	Sustainable Forestry Management Limited
FC Stone, LLC	Tatanka Resources LLC
FCT Europe Ltd	Tennessee Timber Consultants Inc
First Bank and Trust	Terra Carbon LLC
First Capitol Risk Management LLC	TEP Trading 2 Limited
First New York Securities LLC	The League Corporation

Flatlander Environmental
FORECON EcoMarket Solutions LLC
GLG Global Utilities Fund
GT Environmental Finance
Geosyntec Consultants Inc
Green Dragon Fund
Grey K Environmental Offshore Fund Ltd
Grey K Trading Limited
Highland Energy Inc
Three Phases Energy Services LLC
TradeLink LLC
Tradition Financial Services Ltd
TransMarket Group LLC
Vessels Coal Gas Inc
Weber County
Wexford Catalyst Trading Limited
Wexford Spectrum Trading Limited
Xi'an Zhongyang Electric Corporation

CCX - Exchange Participant Members as at 31 August 2007

Addison Lee PLC
Aitkens Pewter Ltd
Business and the Environment Club of Harvard Business School
Carbon Credit Management LLC
Carbon Neutral Plane
Carbon Planet Pty Ltd
Clean Air Conservancy
CO2 Retire
COzero pty Ltd
Element Markets Partners Lp
Field Museum of Natural History
Flynn Ventures LLC
Green Ride Global Inc
InClime LLC
Jenner & Block
Live It Green LLC
PURE - The Clean Planet Trust
Renewable Ventures LLC
Sebesta Blomberg & Associates
Seyfarth Shaw
Shift Green
Sustainable Energy Partners
Teko LLC
TetraTech EM Inc
World Bank

CCFE - Clearing Trading Privilege Holders as at 31 August 2007

ADM Investor Services Inc
Ameren Energy Fuels and Services company
B & R Group LLC
Bank of America Securities
Barclay's Capital Inc
Bear Stearns Securities Corp
Busch-von Gontard Investments LLC
Calyon Financial Inc
Credit Suisse Securities (USA) LLC
Divine World Missionaries Inc
Fimat USA, LLC
Fortis Clearing Americas LLC
Fortis Energy Markets & Trading GP
Goldman Sachs & Co
JP Morgan Futures Inc
Kottke Associates LLC
Lau Holdings
Man Financial Inc
Merrill Lynch, Pierce, Fenner & Smith Inc
PCM Capital LLC
Prudential Bache Commodities LLC
Quattrocki Trading LLC
RenewSource Partners LLC
Spectron Energy Services Limited
TFS Energy Futures
TJM Institutional Services
Tradelink LLC
UBS Securities
Westcliff Capital Management LLC

END

Close

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	10:10 20-Sep-07
Number	1744E

RNS Number:1744E
Climate Exchange PLC
20 September 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it has been informed today that following an acquisition on 17th September 2007 Harbert Fund Advisors, Inc., in its capacity as investment advisor to (i) Harbinger Capital Partners Master Fund I, Ltd. And (ii) Harbinger Capital Partners Special Situations Fund, L.P. has an interest in 7,330,214 ordinary shares in the Company representing 17.15% of the issued share capital being 42,735,606 ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

Company	Climate Exchange PLC
TIDM	CLE
Headline	CER contracts delay
Released	16:58 27-Sep-07
Number	6693E

RNS Number:6693E
Climate Exchange PLC
27 September 2007

Press Release
For Immediate Release
27 September 2007

CLIMATE EXCHANGE PLC

ECX announces delay in launch of CER contracts

The European Climate Exchange, a wholly owned subsidiary of Climate Exchange Plc, who had previously indicated a September launch of futures and options contracts on Certified Emission Reductions (CERs) to be traded on ICE Futures Europe, today announced the launch has been delayed. ECX aims to notify market participants of a revised launch date as soon as possible.

The postponement of the launch is due to a delay in the finalisation of clearing arrangements.

The launch of exchange traded CER contracts is seen as a significant step in the further development of the global emissions trading market. ECX products, listed and traded on ICE Futures Europe, account for over 80% of all exchange based emissions trading in EU Allowances, which places ECX as the ideal market centre for CER trading.

ECX will continue to work with ICE Futures Europe and LCH.Clearnet Limited to facilitate a near-term launch of the CER contracts.

CONTACTS:

ECX:

Patrick Birley, Chief Executive, European Climate Exchange
T: + 44 207 382 7818
E: patrick.birley@climateexchange.com

Haggie Financial:
Peter Rigby/Alexandra Parry
T: + 44 207 417 8989

NOTES FOR EDITORS:

About European Climate Exchange

The European Climate Exchange (ECX) manages the marketing and product development for ECX Carbon Financial Instruments (ECX CFIs), listed and admitted to trading on the ICE Futures Europe electronic platform. ECX contracts are standardised and all trades are cleared by LCH.Clearnet. More than 80 leading businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market daily via banks and brokers. ECX / ICE Futures Europe is the most liquid, pan-European platform for carbon emissions trading, attracting over 80 % of the exchange-traded volume in the market.

ECX / ICE Futures Europe emissions volumes for its EUA futures and options contracts are experiencing increasing growth. Since launch in April 2005, the EUA futures contract on ECX has seen 1.1 million tonnes CO2 traded with an underlying market value €21 bn. ECX is a member of the Climate Exchange Plc group of companies. Other member companies include the Chicago Climate Exchange (CCX) and the Chicago Climate Futures Exchange (CCFE). Climate Exchange Plc (CLE) is listed on the AIM market of the London Stock Exchange. For more information, please visit www.ecxeurope.com.

About CERs

The Clean Development Mechanism (CDM) is an arrangement under the Kyoto Protocol allowing industrialised countries with a greenhouse gas reduction commitment (so-called Annex 1 countries) to invest in emission reducing projects in developing countries as an alternative to what is generally considered more costly emission reductions in their own countries. The CDM is supervised by the CDM Executive Board (CDM EB) and is under the guidance of the Conference of the Parties (COP/MOP) of the United Nations Framework Convention on Climate Change
(UNFCCC).

CDM projects generates Certified Emission Reduction (CER) credits to qualifying greenhouse gas reduction projects that also provide development benefits to their non-Annex 1 host country. The CERs will be transferable to industrial countries, where they can be applied toward emissions reduction targets. Once a CER has been issued, it carries the same compliance value as an EUA. EU ETS market participants will thus be able to import CER credits for domestic compliance to cover for some of their shortfall. Other parties interested in trading and investment strategies will also be able to benefit from the addition of a standardized exchange-traded CER futures contract. CDM project transactions for 2006 were valued at €3.9 billion (World Bank) and the market continues to see growth in volumes.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	12:23 09-Oct-07
Number	3974F

RNS Number:3974F
Climate Exchange PLC
09 October 2007

Climate Exchange PLC

("the Company")

Director Shareholding

Climate Exchange PLC ("the Company") announces that the following sale of shares have been made in which Dr Richard Sandor, Chairman of Climate Exchange Plc,and his family have an interest:

On 4th October 2007 sold 50,000 ordinary shares for £15.72 per share held as follows:

Jovian I Trust	10,000 ordinary shares
Jovian II Trust	10,000 ordinary shares
Jovian Trust	10,000 ordinary shares
RES Trust	10,000 ordinary shares
RS Trust	10,000 ordinary shares

On 5th October 2007 sold 37,704 ordinary shares for £15.616462 per share held as follows:

RES Trust	18,852 ordinary shares
RS Trust	18,852 ordinary shares

On 8th October 2007 sold 26,752 ordinary shares for £15.731 per share held as follows:

Jovian I Trust	8,917 ordinary shares
Jovian II Trust	8,917 ordinary shares
Jovian Trust	8,918 ordinary shares

Following this sale of shares Dr Richard Sandor and his family is interested in

Jovian I Trust	470,022 ordinary shares	1.100%
Jovian II Trust	470,020 ordinary shares	1.100%
Jovian Trust	482,905 ordinary shares	1.130%
RES Trust	694,848 ordinary shares	1.626%

RS Trust 694,848 ordinary shares 1.626%

Dr Richard Sandor's other interests remain unchanged.

The above figures are based on the capital of the Company being 42,735,606 ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards
Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

RNS Announcement
10 October 2007
For Immediate Release

CLIMATE EXCHANGE PLC
First Contingent Payment EBITDA threshold achieved

Climate Exchange plc (Climate Exchange) is pleased to announce that the EBITDA threshold for the payment of the First Contingent Payment under the terms of the merger agreement with Chicago Climate Exchange (CCX) has been achieved in full. As a result, 2,121,204 shares of Climate Exchange will be issued, having a market value of £7,000,000 at the prevailing market price of £3.30 at the time of the of the merger.

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment". The First Contingent Payment, of up to £7,000,000, is payable in full if the EBITDA achieved for any 12 month period prior to 31 December 2008 exceeds US$2,000,000. This threshold has now been achieved.

Further, if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. The Second Contingent Payment of up to £5,000,000 will be due in full to the Sellers if CCX achieves an EBITDA of US$6,500,000 over the relevant period. In the event EBITDA is between $4,000,000 and US$5,000,000, a straight line ratchet will be applied to the Second Contingent Payment of between £1,250,000 and £2,500,000 million. In the event EBITDA is between US$5,000,000 and US$6,500,000 a straight line ratchet will be applied to the Second Contingent Payment of between £2,500,000 and £5,000,000. If achieved, the Second Contingent Payment will also be satisfied by the issue of Climate Exchange shares at a price of 330p per share.

Contact

Neil Eckert, CEO, Climate Exchange plc	0207 382 7801
Matthew Whittell, CFO, Climate Exchange plc	0207 382 7802
Peter Rigby, Haggie Financial	0207 417 8989

About Climate Exchange plc

Climate Exchange plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO_2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange

focussed on compliance certificates for the mandatory European Emissions Trading Scheme. http://climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	15:07 10-Oct-07
Number	4995F

RNS Number:4995F
Climate Exchange PLC
10 October 2007

Climate Exchange PLC

("the Company")

Director Shareholding

Climate Exchange PLC ("the Company") announces that it has been informed today that the following sale of shares have been made in which Dr Richard Sandor, Chairman of Climate Exchange Plc, and his family have an interest:

On 9th October 2007 sold 23,579 ordinary shares for £15.74 per share held as follows:

Jovian I Trust	6,681 ordinary shares
Jovian II Trust	6,680 ordinary shares
Jovian Trust	7,632 ordinary shares
RES Trust	1,293 ordinary shares
RS Trust	1,293 ordinary shares

Following this sale of shares Dr Richard Sandor and his family is interested in

Jovian I Trust	463,341 ordinary shares	1.084%
Jovian II Trust	463,340 ordinary shares	1.084%
Jovian Trust	475,273 ordinary shares	1.112%
RES Trust	693,555 ordinary shares	1.623%
RS Trust	693,555 ordinary shares	1.623%

Dr Richard Sandor's other interests remain unchanged.

The above figures are based on the capital of the Company being 42,735,606 ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards
Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	14:42 25-Oct-07
Number	3781G

RNS Number:3781G
Climate Exchange PLC
25 October 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it has been informed today that as a result of a sale of shares on 22nd October 2007 INVESCO Plc has an interest in 9,092,068 ordinary shares in the Company representing 20% of the issued share capital being 44,856,810 ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624
681381
IOMA Fund & Investment Management Ltd

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	12:50 07-Nov-07
Number	2061H

RNS Number:2061H
Climate Exchange PLC
07 November 2007

CLIMATE EXCHANGE PLC

("Climate" or "the Company")

Director Shareholding

The Company has been notified that on 6th November 2007 Neil Eckert, Director of Climate Exchange Plc, purchased 400 shares for each of his three daughters at £12.45 per share.

Due to the purchase of shares on behalf of his minor daughter, Neil Eckert now has an interest in 1,078,744 Ordinary Shares, representing approximately 2.52% of the issued share capital of the Company being 42,735,606 Ordinary shares.

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624
681381
IOMA Fund & Investment Management Ltd

CLIMATE EXCHANGE PLC

RNS Announcement

8 November 2007

For immediate Release

Climate Exchange plc

Climate Exchange plc ("the Company") announces that Richard Sandor, Chairman of Climate Exchange plc will transfer 70,000 Company shares from the "Richard L Sandor Revocable Trust" ("The Trust") to the "Richard and Ellen Sandor Family Foundation" ("the Family Foundation"). This represents a movement of personal shares to a family foundation. Richard Sandor's holding in the Company of 8,907,472 shares, as defined by the AIM Rules for Companies, remains unchanged. The Family Foundation will enter into a lock-up agreement in relation to the transferred shares equivalent to the one in place with The Trust.

For further information, please contact:

Neil Eckert, CEO of Climate Exchange Plc	0207 382 7801
Matthew Whittell, CFO of Climate Exchange Plc	0207 382 7802

Regulatory Announcement

Go to market news section

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	12:45 12-Nov-07
Number	5020H

RNS Number:5020H
Climate Exchange PLC
12 November 2007

12 November 2007
For immediate Release

Climate Exchange plc

Climate Exchange plc ("the Company") announces that Richard Sandor, Chairman of Climate Exchange plc will transfer 70,000 Company shares from the "Richard L Sandor Revocable Trust" ("The Trust") to the "Richard and Ellen Sandor Family Foundation" ("the Family Foundation"). This represents a movement of personal shares to a family foundation. Richard Sandor's holding in the Company of 8,907,472 shares, as defined by the AIM Rules for Companies, remains unchanged. The Family Foundation will enter into a lock-up agreement in relation to the transferred shares equivalent to the one in place with The Trust.

For further information, please contact:

Neil Eckert, CEO of Climate Exchange Plc 0207 382 7801
Matthew Whittell, CFO of Climate Exchange Plc 0207 382 7802

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Climate Exchange PLC
TIDM	CLE
Headline	Further re Directorate Change
Released	16:07 14-Nov-07
Number	7500H

Climate Exchange or (the "Company")
Directorate Change

Further to the announcement made on 8 November 2007 (RNS Number 2488H) in relation to the appointment of Sir Brian Williamson to the Board of Climate Exchange, plc, the companies of which Sir Brian Williamson has been a director of in the past five years are as follows:

Electra Private Equity plc*
MT Fund Management Limited (as trustee of Macmillan Family Trusts)*
Ovenden Nominees Limited (as trustee of Macmillan Family Trusts)*
Townleigh Farm Limited (as trustee of Macmillan Family Trusts)* – in members voluntary liquidation
Politeia*
Medici Investments Limited* (as trustee of Macmillan Family Trusts)
The Armed Forces Charities Advisory Company*
HSBC Holdings plc*
Vote No Limited
Open Europe*
Liv-Ex Limited*
Resolution plc*
NYSE Euronext*
London International Financial Futures & Options
Mloop plc
Templeton Emerging Markets Investment Trust plc
Euronext NV – member of supervisory Board
Resolution Life Group
Townleigh Farm Limited (as trustee of Macmillan Family Trusts)*

*Current Directorship

Sir Brian Williamson CBE was appointed a non-executive director of MLoop plc (not a listed company) on 1st April 2002. The Company was placed into voluntary liquidation on 25th July 2002.

There are no further disclosures to be made under Schedule 2, paragraph (g) of the AIM rules.

END

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	17:19 21-Nov-07
Number	2409I

RNS Number:2409I
Climate Exchange PLC
21 November 2007

21 November 2007
For immediate Release

Climate Exchange plc
(the "Company")

Director Shareholding

The Company was informed today that the following sales have been made by entities in which Richard Sandor, Chairman of the Company, or his family have abeneficial or legal interest.

Selling Entity	No of Ordinary shares of 1p each	Date	Price(p)
Jovian Trust	20,000	20 Nov 2007	930.97
Jovian I Trust	12,660	20 Nov 2007	930.97
Jovian II Trust	12,814	20 Nov 2007	930.97
RES Trust	32,500	20 Nov 2007	930.97
RS Trust	32,500	20 Nov 2007	930.97
Richard Sandor Revocable Trust	125,000	20 Nov 2007	930.97
Jovian I Trust	5,986	12 Nov 2007	1131
Jovian II Trust	5,986	12 Nov 2007	1131
Jovian I Trust	154	13 Nov 2007	1130
Jovian I Trust	1,200	14 Nov 2007	1130
Jovian II Trust	1,200	14 Nov 2007	1125

Following these transactions Richard Sandor or his family have a beneficial or legal interest in a total of 8,657,472 shares representing 19.3% of the current issued share capital of the Company.

Richard Sandor wishes to clarify that these sales have been made solely to meet tax liabilities arising from the achievement by the Company of the earnings threshold for the First Contingent Payment and the payment of the related performance fee as announced on 10 October 2007. The full text of that release is set out below.

For further information please contact:

Neil Eckert, CEO Climate Exchange plc	020 73827801
Matthew Whittell, CFO Climate Exchange plc	020 382 7802

..... Continues

Text of announcement of 10 October 2007

"

First Contingent Payment EBITDA threshold achieved

Climate Exchange plc (Climate Exchange) is pleased to announce that the EBITDA threshold for the payment of the First Contingent Payment under the terms of the merger agreement with Chicago Climate Exchange (CCX) has been achieved in full. As a result, 2,121,204 shares of Climate Exchange will be issued, having a market value of £7,000,000 at the prevailing market price of £3.30 at the time of the of the merger.

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment". The First Contingent Payment, of up to £7,000,000, is payable in full if the EBITDA achieved for any 12 month period prior to 31 December 2008 exceeds US$2,000,000. This threshold has now been achieved.

Further, if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. The Second Contingent Payment of up to £5,000,000 will be due in full to the Sellers if CCX achieves an EBITDA of US$6,500,000 over the relevant period. In the event EBITDA is between $4,000,000 and US$5,000,000, a straight line ratchet will be applied to the Second Contingent Payment of between £1,250,000 and £2,500,000 million. In the event EBITDA is between US$5,000,000 and US$6,500,000 a straight line ratchet will be applied to the Second Contingent Payment of between £2,500,000 and £5,000,000. If achieved, the Second Contingent Payment will also be satisfied by the issue of Climate Exchange shares at a price of 330p per share.

"

About Climate Exchange plc

Climate Exchange plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http:// www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO_2 allowances and U.S. NO_x Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO_2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	15:46 21-Nov-07
Number	2266I

RNS Number:2266I
Climate Exchange PLC
21 November 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it was informed on 19 November 2007 that following an acquisition of 3,550,000 shares on 16th November 2007 INVESCO Plc has an interest in 12,642,068 ordinary shares in the Company representing 28.18% of the issued share capital being 44,856,810 ordinary shares.

The shares are held as follows:

JP Morgan Chase - 174,966

Vidacos Nominees - 11,173,541

Mellon Bank, Pittsburg - 348,588

State Street Trust & Banking (London) - 944,973

--ENDS--

Further information, please contact:

Cynthia Edwards Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	15:48 21-Nov-07
Number	2269I

RNS Number:2269I
Climate Exchange PLC
21 November 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces that it has been informed today that following a sale of 2,816,938 ordinary shares on 16th November 2007 The Goldman Sachs Group Inc. has an interest in 1,714,799 ordinary shares in the Company representing 3.82% of the issued share capital being 44,856,810 ordinary shares. The shares are held as follows:

The interest in 1,000,000 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 331,182 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 16,252 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 367,365 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

--ENDS--

Further information, please contact:

Cynthia Edwards   Tel: +44 (0) 1624 681381
IOMA Fund & Investment Management Ltd

Company	Climate Exchange PLC
TIDM	CLE
Headline	Director/PDMR Shareholding
Released	12:24 26-Nov-07
Number	4921I

RNS Number:4921I
Climate Exchange PLC
26 November 2007

26 November 2007
For immediate Release

Climate Exchange plc
(the "Company")

Director Shareholding

The Company was informed today that the following sales have been made by entities in which Richard Sandor, Chairman of the Company, or his family have a beneficial or legal interest.

Selling Entity	No of Ordinary shares of 1p each	Date	Price (p)
Jovian Trust	4,000	23 Nov 2007	1,000.00
Jovian I Trust	4,000	23 Nov 2007	1,000.00
Jovian II Trust	4,000	23 Nov 2007	1,000.00
RES Trust	6,500	23 Nov 200	71,000.00
RS Trust	6,500	23 Nov 200	71,000.00
Richard Sandor Revocable Trust	25,000	23 Nov 2007	1,000.00

Following these transactions Richard Sandor or his family have a beneficial or legal interest in a total of 8,607,472 shares representing 19.2% of the current issued share capital of the Company.

Richard Sandor wishes to clarify that these sales have been made solely to meet tax liabilities arising from the achievement by the Company of the earnings threshold for the First Contingent Payment and the payment of the related performance fee as announced on 10 October 2007. The full text of that release is set out below.

For further information please contact:

Neil Eckert, CEO Climate Exchange plc 020 7382 7801
Matthew Whittell, CFO Climate Exchange plc 020 7382 7802
..... Continues
Text of announcement of 10 October 2007

"

First Contingent Payment EBITDA threshold achieved

Climate Exchange plc (Climate Exchange) is pleased to announce that the EBITDA threshold for the payment of the First Contingent Payment under the terms of the merger agreement with Chicago Climate Exchange (CCX) has been achieved in full. As a result, 2,121,204 shares of Climate Exchange will be issued, having a market value of £7,000,000 at the prevailing market price of £3.30 at the time of the of the merger.

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment". The First Contingent Payment, of up to £7,000,000, is payable in full if the EBITDA achieved for any 12 month period prior to 31 December 2008 exceeds US$2,000,000. This threshold has now been achieved.

Further, if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. The Second Contingent Payment of up to £5,000,000 will be due in full to the Sellers if CCX achieves an EBITDA of US$6,500,000 over the relevant period. In the event EBITDA is between $4,000,000 and US$5,000,000, a straight line ratchet will be applied to the Second Contingent Payment of between £1,250,000 and £2,500,000 million. In the event EBITDA is between US$5,000,000 and US$6,500,000 a straight line ratchet will be applied to the Second Contingent Payment of between £2,500,000 and £5,000,000. If achieved, the Second Contingent Payment will also be satisfied by the issue of Climate Exchange shares at a price of 330p per share.

"

About Climate Exchange plc

Climate Exchange plc is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but legally binding cap and trade system including an exchange for CO_2 emissions as well as SOx and NOx contracts in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme. climateexchange.com

About Chicago Climate Exchange, Inc.

CCX is a financial institution whose objectives are to apply financial innovation and incentives to advance social, environmental and economic goals. CCX is the world's first and North America's only legally binding rules-based greenhouse gas emissions allowance trading system, as well as the world's only global system for emissions trading based on all six greenhouse gases. CCX members are leaders in greenhouse gas management and represent all sectors of the global economy, as well as public sector innovators. Reductions achieved through CCX are the only reductions in North America being achieved through a legally binding compliance regime, providing independent third party verification provided by NASD and price

transparency. The founder, Chairman and CEO of CCX is economist and financial innovator Dr. Richard L. Sandor, who was named a Hero of the Planet by Time magazine for his founding of CCX. For a full list of CCX members, daily prices and other Exchange information, see http://www.chicagoclimateexchange.com.

CCX, a US corporation, launched its trading platform in 2003. In 2005, CCX launched the European Climate Exchange (ECX), now the leading exchange operating in the European Union Emissions Trading Scheme. CCX also launched the Chicago Climate Futures Exchange (CCFE), a CFTC-regulated futures exchange for U.S. SO2 allowances and U.S. NOx Ozone Season allowances, the world's first environmental derivatives exchange. Since 2006, CCX, ECX and CCFE have been owned by Climate Exchange plc, a publicly traded company listed on the AIM of the London Stock Exchange.

About European Climate Exchange

The European Climate Exchange (ECX) manages product development and marketing of Carbon Financial Instruments (CFI) futures and options contracts on CO2 EU allowances traded under the EU Emissions Trading Scheme.

ECX CFI contracts are listed and traded on the ICE Futures electronic platform, offering a central marketplace for emissions trading in Europe with standard contracts and clearing guarantees provided by LCH.Clearnet. ECX/ ICE Futures is the most liquid, pan-European Exchange for carbon emissions trading. More than 80 leading global businesses have signed up for membership to trade ECX products. In addition, several hundred clients can access the market via banks and brokers.

Company	Climate Exchange PLC
TIDM	CLE
Headline	Holding(s) in Company
Released	17:07 29-Nov-07
Number	8286I

RNS Number:8286I
Climate Exchange PLC
29 November 2007

Climate Exchange Plc

Holding in Company

Climate Exchange PLC ("the Company") announces it has been informed that following an acquisition of 381,436 shares on 28th November 2007 INVESCO Plc has an interest in 13,023,504 ordinary shares in the Company representing 29.03% of the issued share capital being 44,856,810 ordinary shares.

The shares are held as follows:

JP Morgan Chase - 178,934

Vidacos Nominees - 11,549,992

Mellon Bank, Pittsburg - 348,588

State Street Trust & Banking (London) - 945,990

--ENDS--

Further information, please contact:

Andrew Dawson Tel: +44 (0) 1624 681271
IOMA Fund & Investment Management Ltd

END